UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

4th Quarter 2019

bradesco

Table of contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release

Main Information

Recurring Net Income

R$ **6.6** bi in the **4Q19**

+14.0% in 12 months (4Q19x4Q18)
+1.6% in the quarter

Profitability 2019

20.6%

Return on Average Equity (ROAE)
(19.0% - 2018)

Market Capitalization

R$ **282.1** bi

+16.3% in 12 months
+7.8% in the quarter

Expanded Loan Portfolio

R$ **605.0** bi

+13.8% in 12 months
+4.6% in the quarter

Individuals — **+19.2%** in 12 months; **+4.9%** in the quarter

Companies — **+10.7%** in 12 months; **+4.5%** in the quarter

Payout 2019

73.9%

R$ **15.9** bi

R$ million (unless otherwise stated)	4Q19	3Q19	4Q18	12M19	12M18	Variation% (unless otherwise stated) 4Q19 x 3Q19	4Q19 x 4Q18	12M19 x 12M18
Result								
Recurring Net Income [(1)]	6,645	6,542	5,830	25,887	21,564	1.6	14.0	20.0
Net Interest Income	15,428	14,773	14,774	58,756	55,756	4.4	4.4	5.4
Expanded ALL [(2)]	(3,981)	(3,336)	(3,786)	(14,408)	(14,755)	19.3	5.2	(2.4)
Fee and Commission Income	8,829	8,423	8,434	33,606	32,614	4.8	4.7	3.0
Income from Insurance, Pension Plans and Capitalization Bonds [(3)]	3,900	3,473	3,542	14,793	13,121	12.3	10.1	12.7
Statement of Financial Position								
Total Assets [(4)]	1,409,305	1,404,664	1,386,010	1,409,305	1,386,010	0.3	1.7	1.7
Loans - Expanded Loan Portfolio [(5)]	604,953	578,317	531,615	604,953	531,615	4.6	13.8	13.8
- Individuals	232,182	221,442	194,723	232,182	194,723	4.9	19.2	19.2
- Companies	372,771	356,875	336,892	372,771	336,892	4.5	10.7	10.7
Shareholders' Equity	133,723	138,313	121,121	133,723	121,121	(3.3)	10.4	10.4
Assets under Management	2,259,133	2,255,680	2,181,893	2,259,133	2,181,893	0.2	3.5	3.5
Highlights								
Annualized Return on Average Equity (ROAE) - % [(6)]	21.2	20.2	19.7	20.6	19.0	1.0 p.p.	1.5 p.p.	1.6 p.p.
Efficiency Ratio (ER) - %	48.3	49.9	50.4	49.0	49.6	(1.6) p.p.	(2.1) p.p.	(0.6) p.p.
Recurring Net Income per Share (in the last 12 months) - R$ [(7)]	3.22	3.12	2.68	3.22	2.68	3.3	20.0	20.0
Market Capitalization [(8)]	282,075	261,708	242,606	282,075	242,606	7.8	16.3	16.3
Dividends / Interest on Shareholders' Equity - Net [(9)]	9,461	1,747	1,648	14,758	6,204	-	-	137.9
Delinquency Ratio (> 90 days [(10)] / Loan Portfolio) - %	3.3	3.6	3.5	3.3	3.5	(0.3) p.p.	(0.2) p.p.	(0.2) p.p.
Tier I Capital - %	13.3	14.7	13.7	13.3	13.7	(1.4) p.p.	(0.4) p.p.	(0.4) p.p.

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) It includes provision for sureties, guarantees, income from loan recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation;
(4) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income, in chapter "Complete Financial Statements" of this report;
(5) Besides the Loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;
(6) It excludes the asset evaluation adjustments recorded under the Shareholders' Equity;
(7) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;
(8) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day;
(9) It considers, in 4Q19 and in 2019, R$8.0 billion extraordinary dividends paid on October 23, 2019; and
(10) Overdue loans.

Recurring Net Income *vs.* Book Net Income

Below are the main non-recurring events that affected the net income in the periods:

R$ million	4Q19	3Q19	4Q18	12M19	12M18
Recurring Net Income	**6,645**	**6,542**	**5,830**	**25,887**	**21,564**
Non-Recurring Events	**(1,762)**	**(705)**	**(750)**	**(3,305)**	**(2,479)**
- Tax Credit	6,403	-	-	6,403	-
- Contingent Liabilities (1)	(3,373)	(60)	(70)	(3,524)	(158)
- Expanded (ALL) (2)	(2,468)	-	-	(2,468)	-
- Impairment of Non-Financial Assets (3)	(1,080)	-	(514)	(1,080)	(514)
- Goodwill Amortization (Gross)	(426)	(372)	(375)	(1,545)	(1,976)
- Voluntary Severance Program 2019 - PDV	(818)	(273)	-	(1,091)	-
- Other	-	-	209	-	169
Book Net Income	**4,883**	**5,837**	**5,080**	**22,582**	**19,085**

(1) It is composed of operating provisions, mainly civil and labor;
(2) Refers to the ratings downgrade and the improvement of the measurement criteria of provision for guarantees – sureties and guarantees; and
(3) In 4Q19 and in 2019, it is mainly composed of impairment of investment, assets related to the acquisition in the provision of financial services (payroll) and systems / hardware.

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	4Q19	3Q19	4Q18	12M19	12M18	Variation % 4Q19 x 3Q19	Variation % 4Q19 x 4Q18	Variation % 12M19 x 12M18
Net Interest Income	**15,428**	**14,773**	**14,774**	**58,756**	**55,756**	**4.4**	**4.4**	**5.4**
- Client Portion	12,983	12,503	11,884	49,631	46,729	3.8	9.2	6.2
- Market Portion	2,445	2,270	2,890	9,125	9,027	7.7	(15.4)	1.1
Expanded ALL	**(3,981)**	**(3,336)**	**(3,786)**	**(14,408)**	**(14,755)**	**19.3**	**5.2**	**(2.4)**
ALL Expenses (1)	(4,622)	(4,522)	(4,495)	(19,785)	(18,320)	2.2	2.8	8.0
Income from Credit Recovery (1)	1,542	1,816	1,546	7,975	7,174	(15.1)	(0.3)	11.2
Granted Discounts / Other (2)	(771)	(535)	(593)	(2,282)	(2,567)	44.1	30.0	(11.1)
Impairment of Financial Assets (1)	(130)	(95)	(244)	(316)	(1,042)	36.8	(46.7)	(69.7)
Gross Income from Financial Intermediation	**11,447**	**11,437**	**10,988**	**44,348**	**41,001**	**0.1**	**4.2**	**8.2**
Income from Insurance, Pension Plans and Capitalization Bonds (3)	3,900	3,473	3,542	14,793	13,121	12.3	10.1	12.7
Fee and Commission Income	8,829	8,423	8,434	33,606	32,614	4.8	4.7	3.0
Personnel Expenses	(5,468)	(5,653)	(5,224)	(21,767)	(19,986)	(3.3)	4.7	8.9
Other Administrative Expenses	(5,811)	(5,467)	(5,395)	(21,407)	(20,291)	6.3	7.7	5.5
Tax Expenses	(2,029)	(1,835)	(1,844)	(7,383)	(7,200)	10.6	10.0	2.5
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	93	75	79	297	195	24.0	17.7	52.3
Other Operating Income / (Expenses)	(1,381)	(1,314)	(1,976)	(5,852)	(6,609)	5.1	(30.1)	(11.5)
Operating Income	**9,580**	**9,139**	**8,604**	**36,635**	**32,845**	**4.8**	**11.3**	**11.5**
Non-Operating Income	(22)	19	22	32	(21)	-	-	-
Income Tax / Social Contribution	(2,861)	(2,570)	(2,742)	(10,568)	(11,031)	11.3	4.3	(4.2)
Non-controlling interests in subsidiaries	(52)	(46)	(54)	(212)	(229)	13.0	(3.7)	(7.4)
Recurring Net Income	**6,645**	**6,542**	**5,830**	**25,887**	**21,564**	**1.6**	**14.0**	**20.0**

(1) In the 12M19, the expense lines with ALL (Gross) is impacted in R$1,836 million, due to the entry of the judicial recovery plan of clients written off for losses, taking effects in the lines of Income from Credit Recovery and Impairment of Financial Assets, without effects in the total ALL expense as well as in the income for the period;
(2) It includes the result with BNDU, provision for sureties and guarantees and others; and
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds (-) Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds (-) Retained Claims (-) Capitalization Bond Draws and Redemptions (-) Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation.

Summarized Analysis of Recurring Income

Recurring Net Income

The performance of the operating income boosted net income increases in all periods, especially the net interest income growth, the increase of the result of our insurance operations, pension plans and capitalization bonds, and the growth in fee and commission income. These factors offset the growth of operating expenses, mostly related to higher variable expenses and expenses with Expanded ALL, related to the high performance of the loan operations, in the quarterly comparisons. The profitability on the average adjusted Shareholders' Equity (ROAE) in 2019 reached 20.6%, 1.6 p.p. higher than the 19.0% ROAE recorded in 2018.



R$ million
▲ 14.0%
▲ 1.6%
▲ 20.0%
5,830
30.6%
69.4%
6,542
28.8%
71.2%
6,645
28.9%
71.1%
21,564
29.6%
70.4%
25,887
28.8%
71.2%
4Q18
3Q19
4Q19
12M18
12M19
Banking Activities
Insurance Activities

Efficiency Ratio (ER)



65.2%
64.5%
64.2%
63.9%
63.4%
49.6%
49.5%
49.4%
49.5%
49.0%
50.4%
48.6%
49.2%
49.9%
48.3%
4Q18
1Q19
2Q
3Q
4Q
Quarterly ER
12-month ER
12-month risk-adjusted ER

The improvement of the ratios in the periods reflects the performance of net interest income, the income from insurance operations, pension plans and capitalization bonds, and the fee and commission income, which offset the growth of operating expenses, whose development is mostly arises from the variable expenses related to the performance of the results. The continuous improvement of the risk-adjusted ER is a result of the decrease with expenses in Expanded ALL, in the last 12 months.

Net Interest Income



Client Portion
R$ million
▲ 9.2%
▲ 3.8%
▲ 6.2%
11,884
12,503
12,983
46,729
49,631
4Q18
3Q19
4Q19
12M18
12M19

The growth, in comparison with the other periods, remains supported by the positive effects of the average business volume increase, mainly because of the improvement of mass-market loan operations and the better results of the products' mix.



Market Portion
R$ million
▼-15.4%
▲ 7.7%
▲ 1.1%
2,890
2,270
2,445
9,027
9,125
4Q18
3Q19
4Q19
12M18
12M19

The positive results of our treasury department in arbitration operations and with clients benefited the result of this line in all periods, which partially offset the impact of the decrease in results from working capital due to the interest rate scenario in the annual comparisons.

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)


2.8%
2.3%
2.6%
▼-2.4%
14,755
14,408
▲5.2%
▲19.3%
R$ million
3,786
3,336
3,981
4Q18
3Q19
4Q19
12M18
12M19
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

The growth of the expenses with Expanded ALL in the quarterly comparisons is justified by the growth loan operations and also, by the change in the portfolio mix, with emphasis on the evolution of operations with individuals and micro, small and medium-sized enterprises, that influence the variation of expenses with ALL (Gross), by higher granted discounts/others and lowest revenues from credit recovery. In the comparison between 12M19 vs. 12M18, both in the delinquency ratio and in the Expanded ALL expenditure showed a reduction, even considering the robust growth and change in the portfolio mix. The correlation between ALL expenses and expanded loan portfolio registered 2.6% in 4Q19, 0.2 p.p. lower than in 4Q18.

Fee and Commission Income


▲3.0%
32,614
33,606
28.3
29.6
30.1
250
253
▲4.7%
R$ million
▲4.8%
8,434
8,423
8,829
62
66
64
4Q18
3Q19
4Q19
12M18
12M19
Fee and Commission Income
Checking Account Holders - million
Business Days

Fee and commission income grew in all the periods, with evolution in most lines. In relation to the 3Q19, stand out the highest revenues with loans operations +5.4%, benefited by the higher origination of credit destined to individuals, and revenues with underwriting/financial advisory services +128.4%, reflecting the increased activity on the capital market in the period. In comparison with the 4Q18, highlight the positive performance of revenues for consortium management +12.7%, checking account +7.4%, with the base of account holders totaling 30.1 million (+1.8 million accounts in the year), custody and brokerage services +15.4% and underwriting/financial advisory services +91.2%. In the period, adjustments were made with respect to asset management and operations with guarantees provided fees, and regarding lower revenues from the activities of the credit card operator.

Summarized Analysis of Recurring Income

Income from Insurance Operations, Pension Plans and Capitalization Bonds


R$ million
▲10.1%
▲12.3%
▲12.7%
3,542
3,473
3,900
13,121
14,793
1,423
1,439
1,553
5,283
5,856
2,119
2,034
2,347
7,838
8,937
4Q18
3Q19
4Q19
12M18
12M19
Operating Income
Financial Result

In the quarterly comparisons, the evolution of the operating income reflects the good performance in revenues, highlighting, regarding 3Q19, the growth in the health and capitalization lines, and regarding 4Q18, we also highlight the growth of the life line.

In the accrued for the year, we highlight the 14.0% growth in operating income, mainly due to the growth in revenues and the improvement of the claim and expense ratios.

The growth in the financial income in the quarterly comparisons reflects the best performance of operation with variable income and multimarket and with our applications indexed to the Extended Consumer Price Index (IPCA).

Operating Expenses

(Personnel and Administrative)


R$ million
▲6.2%
▲1.4%
▲7.2%
10,619
11,120
11,279
40,277
43,174
5,224
5,653
5,468
19,986
21,767
5,395
5,467
5,811
20,291
21,407
4Q18
3Q19
4Q19
12M18
12M19
Administrative Expenses
Personnel Expenses

Personnel Expenses – In relation to 3Q19, the 3.3% decrease is related to the benefits already captured from the Voluntary Severance Program (PDV) in the "structural part" and lower expenses with the provision for labor claims, reflecting the benefit of the agreement reached in 2019, reducing the "non-structural part". In relation to 4Q18, the 4.7% increase is related to the higher spending with payroll and social charges, due to the effects of the collective bargaining agreement, for which the readjustment this year was 4.3%, besides the evolution of the personnel, allocated in the business area, highlighting the new digital branches, next and digital transformation teams, evolutions that were partially offset by the PDV 2019. Also regarding the 4Q18, the "non-structural part" grew 13.9%, which is justified by growth of variable expenses (participation in the results), highlighting that as per this year we implemented the program of variable compensation directed to the employees of the branch network and by higher expenses with provision for labor claims.

Administrative Expenses – The increase of the expenses in the annual comparisons is concentrated in expenses related to the business volume growth ("variable part"), the evolution of which was 11.6% in relation to 4Q18, while other expenses ("fixed part") increased 6.8% in the same period and were driven by higher advertising and publicity expenses, which also justify the seasonal growth of expenses in relation to 3Q19, in addition to contractual readjustments occurring in the period. It should be pointed out that, even though there was an increase of investments in digital transformation and an improvement of the operational processes, administrative expenses ("fixed part") grew below the inflation rate – General Market Price Index (IGP-M 7.3%) in the accrued for the last 12 months.

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	Dec19	Sept19	Dec18	Variation % Dec19 x Sept19	Variation % Dec19 x Dec18	As of % Dec19
Companies [(1)]	**372,771**	**356,875**	**336,892**	**4.5**	**10.7**	**61.6**
Large Corporates	261,010	250,331	235,329	4.3	10.9	43.1
Micro, Small and Medium-Sized Enterprises	111,761	106,544	101,563	4.9	10.0	18.5
Individuals	**232,182**	**221,442**	**194,723**	**4.9**	**19.2**	**38.4**
Payroll-deductible Loans	62,987	60,258	50,932	4.5	23.7	10.4
Real Estate Financing	44,288	42,931	38,284	3.2	15.7	7.3
Credit Card	41,114	37,280	35,850	10.3	14.7	6.8
CDC / Vehicle Leasing	28,987	27,480	23,696	5.5	22.3	4.8
Personal Loans	26,918	26,212	19,874	2.7	35.4	4.4
Other	27,888	27,281	26,087	2.2	6.9	4.6
Expanded Loan Portfolio	**604,953**	**578,317**	**531,615**	**4.6**	**13.8**	**100.0**
		Without exchange variation		**4.8**	**13.5**	

(1) In the 12 months of 2019, there were reallocations in the portfolio from Micro, Small and Medium-sized Enterprises to Large Corporates, in the amount of R$6.7 billion. These reallocations are related to the enhanced segmentation of our Companies clients.

Delinquency Ratio over 90 days


%
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Even presenting strong evolutions in the loan operations (+5% in the quarter and +14% in the last 12 months) and change in the portfolio mix, the total delinquency ratio showed improvement of 0.3 p.p. in the quarter and 0.2 p.p. in the last 12 months, reflecting the quality of the new captures and adjustments in the loan granting and credit recovery processes. The delinquency ratio of individuals remained virtually stable in the quarter and in last 12 months. The decrease in the total index is justified by the improvement in the delinquency ratio of large corporates and micro, small and medium-sized enterprises. We highlight that all the segments showed an improvement in index, since the beginning of 2018 and a decrease of 2.3 p.p. in the total index, since the peak of delinquency in March 2017.

Coverage Ratio over 90 days


%
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Net losses in 12 months
E-H Non-Performing Loans
Total Provision
Coverage Ratio over 90 Days

In December 2019, the net losses estimated in the 12 months are about 2.7%, and we expect that this indicator will remain at a similar level in the coming periods. The increase in the coverage ratio for this quarter is mainly justified by improvement in the delinquency ratio of companies portfolio (large corporates and micro, small and medium-sized enterprises). Our level of provisioning still reflects the improvement of the models of provisioning, which are based on statistical models that capture historical, current and forward-looking information, and also reflects the quality of our operations.

NPL Creation – 90 days *vs.* Write-offs

As a consequence of the improvement in delinquency ratio of the portfolios of large corporates and micro, small and medium-sized enterprises in the quarter, the NPL Creation showed improvement, registering 0.8% in the 4Q19, lowest historical indicator level.


R$ million
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Digital in Figures

Digital Channels

In 2019, the volume of the loans authorized in the digital channels represented 23.6% of the total originated in the Organization (considering the same products available in digital), and grew 47% for individuals and by 40% for companies. It is worth highlighting the important evolutions of loans authorized through mobile channel, which represents 61% of the total authorized for individuals and 12% for companies, in the Digital Channels.

Loans authorized in the Digital Channels - R$ billion

Individuals



▲46.6%
▲46.7%
11.8
17.4
25.5
31%
69%
49%
51%
61%
39%
2017
2018
2019
Other Channels
Mobile

Highlights

Loans Authorized by Product
2019 x 2018

▲ Personal Loans +56% (origination of R$21.1 bi)
▲ Payroll-deductible loans +18% (origination of R$4.1 bi)

Loans Authorized by Individuals Mobile Channel
Base 100 Evolution



100
231
422
2017
2018
2019

Companies



▲26.4%
▲40.0%
17.0
21.5
30.1
100%
8%
92%
12%
88%
2017
2018
2019
Other Channels
Mobile

Loans Authorized by Product
2019 x 2018

▲ Discount +39% (origination of R$21.8 bi)
▲ Advance Payment to Suppliers +37% (origination of R$6.2 bi)

Loans Authorized by Companies Mobile Channel*
Base 100 Evolution



100
210
2018
2019

* Companies Mobile was launched in Sept 2017.

Main Implantations

Individuals

Consortium
Real Estate, Auto and Heavy Vehicles – Mobile and Internet

After 270 days since implementation, more than **8.3 thousand** quotas and **R$463.1 million** invoiced

Purchase of Foreign Currency – Mobile

In 44 days, over **1.3 thousand transactions** were conducted with **US$2.0 million** transacted.

Main Financial Transactions

Mobile and Internet

Services	2019		2018		2017	
	Individuals	Companies	Individuals	Companies	Individuals	Companies
Transfers	82%	98%	76%	98%	67%	98%
DOC/TED (types of bank transfer)	91%	98%	86%	98%	82%	97%
Payments	74%	99%	64%	99%	46%	98%

Channel Participation in **Total Transactions**



60%
40%
53%
47%
65%
35%
77%
23%
85%
15%
86%
14%
2010
2012
2014
2016
2018
2019
Mobile and Internet
Other Channels

Digital Account Holders

Mobile and Internet | In millions

17.1 MM digital clients



12.6
14.1
15.8
1.1
1.2
1.3
Dec17
Dec18
Dec19
Individuals
Companies

Accounts were opened via Mobile App – Individuals

In thousand



78
341
339%
2018
2019

Accounts were opened via Mobile App – Companies

21.1 thousand accounts were opened in 2019*.

* Launched in May 2019, available only for Corporate and Individual Micro Entrepreneur accounts.

Digital in Figures

As of December 31, 2019, we surpassed 1.8 million accounts, with next reaching clients in 100% of municipalities in Brazil. In the last quarter, clients executed more than 126 million transactions, a volume 20% higher than the one performed in the previous quarter, which shows that, in addition to opening accounts in a solid and consistent way, clients are becoming more and more engaged with next. It is worth highlighting the growth in the financial volume traded, with 45% related to debit card transactions, 26% to credit card transactions and 70% to investments made by clients, when compared to the previous quarter.

Amount of Transactions


In million
Average growth
30%
45
61
83
105
126
4Q18
1Q19
2Q19
3Q19
4Q19


Accounts
1.8 million
260%
500 thousand
Dec18
Dec19

Customers Profile


77%
of account openings were not Bradesco accounts
78%
Between 18-34 year
3.7%
Churn

Quality


77 Points
NPS
4.7
Apple Store
4.3
Play Store

Relationship with Clients: In 4Q19, we carried through 2.2 million interactions via chat, of which 65% were solved through BIA next (artificial intelligence), which increased both the efficiency and agility.

Launches: In this quarter, we expanded the supply of the new credit in installments modality and also implemented two new credit lines – advances in income tax returns and 13th salary. We launched the campaign "next, the digital bank that pampers you!" and we have also entered the universe of gamers, sponsoring important events and creating a category in the mimos area exclusive for this audience.

***Mimos* platform:** The gratuities platform closed the quarter with 290 brands and 690 offers, which is the most extensive and complete in the market.

Partnerships: For this quarter, we highlight the partnership between next, Cielo and Jequiti Cosméticos, for which, the proposal is to take the next digital account + Cielo's mini zip machine to more than 300 thousand consultants of the company.

BIA – Bradesco Artificial Intelligence


BIA
Operating with 89 products and services with high accuracy in responses
Customers and Employees Service
Transfer between accounts by voice and text for Individuals mobile
Pioneer Bank on Artificial Intelligence
We have reached the 269 million mark of interactions
Total of interactions (in million)
9.0
63.9
194.6
2017
2018
2019
Total interactions on WhatsApp (in million)
+3.5 million customers have already interacted with BIA on WhatsApp
5.4
88.5
2018
2019
Multi-platform
Bradesco App, next App, WhatsApp, Google Assistant, Alexa and Apple Business Chat

Main Economic Indicators

Main Indicators (%)	4Q19	3Q19	4Q18	12M19	12M18
Interbank Deposit Certificate (CDI)	1.24	1.54	1.54	5.96	6.42
Ibovespa	10.41	3.74	10.77	31.58	15.03
USD – Commercial Rate	(3.21)	8.67	(3.22)	4.02	17.13
General Market Price Index (IGP-M)	3.09	(0.28)	(0.69)	7.32	7.54
Extended Consumer Price Index (IPCA)	1.76	0.26	0.39	4.31	3.75
Business Days (#)	64	66	62	253	250
Calendar Days (#)	92	92	92	365	365
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	4.0307	4.1644	3.8748	4.0307	3.8748
CDS 5 years (Points)	99	137	208	99	208
Selic - Base Interest Rate (% p.a.)	4.50	5.50	6.50	4.50	6.50
BM&F Fixed Rate (% p.a.)	4.55	4.85	6.55	4.55	6.55

Bradesco's Projections up to 2021

%	2019	2020	2021
USD - Commercial Rate (year-end) - R$	4.03	4.00	4.07
Extended Consumer Price Index (IPCA)	4.31	3.60	3.75
General Market Price Index (IGP-M)	7.30	4.52	4.23
Selic (year-end)	4.50	4.25	6.25
Gross Domestic Product (PIB)	1.20	2.50	3.00

Guidance

2019

	Disclosed	Actual
Expanded Loan Portfolio	9% to 13%	13.8%
Net Interest Income	4% to 8%	5.4%
Fee and Commission Income	3% to 7%	3.0%
Operating Expenses (Administrative and Personnel Expenses)	0% to 4%	7.2%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	5% to 9%	12.7%
Expanded ALL - R$ billion	R$ 11.5 to R$ 14.5	R$ 14.4

2020

Expanded Loan Portfolio [1]	9% to 13%
Net Interest Income	4% to 8%
Fee and Commission Income	3% to 7%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	0% to 4%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	4% to 8%
Expanded ALL - R$ billion	R$ 13.5 to R$ 16.5

(1) The prospects for 2020 consider the change in the composition of the expanded loan portfolio, which will be applied from the first quarter of 2020 and is shown on the next page.

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which depending on future events, may not prove accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

Change in the composition of Expanded Loan Portfolio

As of the first quarter of 2020, we will start to consider other operations with credit features in the expanded loan portfolio, highlighting the inclusion of the rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC).

For a better view, we present below the opening of our expanded loan portfolio considering the effects of this change:

Expanded Loan Portfolio

R$ million	Dec19	Sept19	Dec18	Variation % Dec19 x Sept19	Variation % Dec19 x Dec18	As of % Dec19
Companies	**389,966**	**372,781**	**348,671**	**4.6**	**11.8**	**62.6**
Large Corporates	275,889	264,222	242,542	4.4	13.7	44.3
Micro, Small and Medium-Sized Enterprises	114,076	108,559	106,129	5.1	7.5	18.3
Individuals	**233,079**	**222,036**	**194,753**	**5.0**	**19.7**	**37.4**
Payroll-deductible Loans	62,987	60,258	50,932	4.5	23.7	10.1
Real Estate Financing	44,288	42,931	38,284	3.2	15.7	7.1
Credit Card	41,114	37,280	35,850	10.3	14.7	6.6
CDC / Vehicle Leasing	28,987	27,480	23,696	5.5	22.3	4.7
Personal Loans	26,918	26,212	19,874	2.7	35.4	4.3
Other	28,785	27,875	26,117	3.3	10.2	4.6
Expanded Loan Portfolio	**623,045**	**594,817**	**543,424**	**4.7**	**14.7**	**100.0**

(This page has been left blank intentionally)

Economic and Financial Analysis

Net Interest Income

Net Interest Income Breakdown and Analysis

R$ million	4Q19	3Q19	4Q18	12M19	12M18	Variation 4Q19 x 3Q19	Variation 4Q19 x 4Q18	Variation 12M19 x 12M18
Net Interest Income	15,428	14,773	14,774	58,756	55,756	655	654	3,000
Client Portion (1)	12,983	12,503	11,884	49,631	46,729	480	1,099	2,902
Average Balance	511,491	496,929	460,309	490,910	438,723	366	1,321	5,559
Average Rate	10.5%	10.5%	10.7%	10.1%	10.7%	114	(222)	(2,657)
Market Portion (2)	2,445	2,270	2,890	9,125	9,027	175	(445)	98

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the transfer rate of these funds; and

(2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion


11.3%
11.4%
11.0%
10.7%
10.6%
10.5%
10.5%
10.5%
6.5%
6.4%
6.5%
6.3%
6.2%
6.3%
6.3%
5.1%
11,264
11,694
11,887
11,884
11,960
12,185
12,503
12,983
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
Client Portion
Average Rate
Average Interbank Deposit Certificate (CDI)


Change in the Client Portion 4Q19 x 3Q19
12,503
366
(104)
275
(57)
12,983
3Q19
Average Volume
Spread
Products Mix
Number of Days
4Q19

The performance was benefited by the average business volume increase, highlighting the credit operations to individuals that were driven by the growth in operations related to consumer financing (personal loans, payroll-deductible loans, vehicles and credit card), with growth of 5.8% in the quarter and 22.7% in the last 12 months. These evolutions also contributed to the better result due to the products' mix.

Net Interest Income with Clients *vs.* Expanded ALL

The variation in the net spread is related to the increase of expenditure with Expanded ALL this quarter, whose growth is related to the evolution of credit operations, particularly with regard to the mass-market portfolio (individuals +19.2% and micro, small and medium-sized enterprises +10.0%).


34.9%
29.9%
29.8%
31.9%
30.1%
28.6%
26.7%
30.7%
7.2%
7.9%
7.6%
7.2%
7.3%
7.4%
7.6%
7.2%
R$ million
11,264
11,694
11,887
11,884
11,960
12,185
12,503
12,983
3,935
3,491
3,543
3,786
3,604
3,487
3,336
3,981
7,329
8,203
8,344
8,098
8,356
8,698
9,167
9,002
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
Expanded ALL
Net Client Portion
Expanded ALL / Client Portion - Gross %
Net Spread %

Net Interest Income – Market Portion

The positive results of our treasury department in arbitration operations and with clients benefited the result of this line in all periods, which partially offset the impact of the decrease in results from working capital due to the interest rate scenario in the annual comparisons.

Main Indicators of Loan Portfolio

The charts below refer to the Loan Portfolio, as defined by Bacen:

Delinquency Ratio

Over 90 days

Even presenting strong evolutions in the loan operations (+5% in the quarter and +14% in the last 12 months) and change in the portfolio mix, the total delinquency ratio showed improvement of 0.3 p.p. in the quarter and 0.2 p.p. in the 12-month comparison, reflecting the quality of the new captures and adjustments in the loan granting and recovery processes. The delinquency ratio of individuals remained virtually stable in the quarter and in the 12-month. The decrease in the total ratio is justified by the improvement of delinquency ratio of large corporates and micro, small and medium-sized enterprises. We highlight that all the segments showed an improvement in index, since the beginning of 2018, and a decrease of 2.3 p.p. in the total index, since the peak of delinquency in March 2017.


%
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Individuals: 5.1, 4.8, 4.7, 4.4, 4.3, 4.3, 4.3, 4.4
Micro, Small and Medium-Sized Enterprises: 6.1, 5.2, 4.5, 4.2, 4.2, 4.1, 4.3, 3.7
Total: 4.4, 3.9, 3.6, 3.5, 3.3, 3.2, 3.6, 3.3
Large Corporates: 2.0, 1.7, 1.5, 1.5, 1.0, 0.8, 1.9, 0.8

15-90 days

We highlight that, since the beginning of 2018, all the segments showed an improvement in index. In the quarter, the increase of 0.1 p.p. in the total ratio is justified by individual cases in the portfolio of micro, small and medium-sized enterprises, therefore, not presenting a change of trend.


%
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Individuals: 5.4, 5.2, 5.2, 4.8, 5.3, 5.2, 4.8, 4.8
Micro, Small and Medium-Sized Enterprises: 5.2, 4.6, 4.3, 4.3, 4.5, 4.0, 3.5, 4.2
Total: 4.2, 4.0, 3.9, 3.5, 3.8, 3.9, 3.5, 3.6
Large Corporates: 1.4, 1.7, 1.5, 0.9, 0.9, 1.5, 1.1, 0.7

In the 4Q19, loan assignments were made (without the retention of risks and benefits), for operations already written-off for losses and active operations that are 100% provisioned, in the amount of R$14.2 billion and R$356 million, respectively, which has had no substantial effect in the rates of delinquency in the period.

Main Indicators of Loan Portfolio

Coverage Ratios

Our coverage ratios (60 and 90 days) remain at very comfortable levels, reaching 193.6% and 244.9%, respectively. It is important to emphasize that in the quarter, while the loan portfolio (Bacen criteria) increased 2.7%, loans overdue for over 90 days showed a 6.2% decrease. Our level of provision continues to reflect the improvement of the models of provisioning, which are based on statistical models that capture historical, current and forward-looking information, as well as the quality of our operations.


219.3%
230.0%
243.4%
245.3%
269.2%
267.2%
225.5%
244.9%
179.7%
189.4%
200.9%
201.6%
220.2%
209.3%
188.5%
193.6%
R$ million
35,763
35,240
35,237
35,084
36,987
36,860
36,142
36,796
19,900
16,311
18,610
15,323
17,538
14,474
17,403
14,302
16,798
13,739
17,611
13,795
19,171
16,024
19,008
15,026
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Total Provision (A)
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)
Coverage Ratio over 90 Days (A/C)
Coverage Ratio over 60 Days (A/B)

NPL Creation – 90 days *vs.* Write-offs

In the 4Q19, the NPL Creation in relation to the loan portfolio reached 0.8%, the lowest historical level of the indicator, with a decrease of 0.5 p.p. compared to the previous quarter, mainly justified by the decrease in delinquencies of the operations of large corporates and micro, small and medium-sized enterprises.

Below we have demonstrated the opening of the NPL Creation per portfolio:


Total - 90 days
1.2%
1.0%
1.0%
1.1%
0.9%
1.1%
1.3%
0.8%
R$ million
4,396
5,363
3,904
4,892
4,011
4,859
4,478
4,650
3,826
4,389
4,532
4,476
5,819
3,591
3,672
4,670
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
Large Corporates
0.5%
0.3%
0.5%
0.5%
-
0.3%
1.2%
-
R$ million
573
459
327
494
572
816
627
672
18
530
334
587
1,489
215
(431)
870
Micro, Small and Medium-Sized Enterprises
1.6%
1.2%
0.9%
1.4%
1.3%
1.4%
1.4%
0.8%
R$ million
1,323
1,766
1,089
1,690
814
1,313
1,266
1,344
1,233
1,332
1,356
1,322
1,362
1,026
856
1,234
Individuals
1.4%
1.4%
1.4%
1.3%
1.3%
1.4%
1.3%
1.4%
R$ million
2,500
3,138
2,488
2,708
2,625
2,730
2,585
2,634
2,575
2,527
2,843
2,567
2,969
2,350
3,248
2,566
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Loan Portfolio

Bacen Portfolio *vs.* Expanded Portfolio

The loan portfolio (Bacen) of December 2019, which registered a positive increase in the quarter and in the last 12 months, was boosted mainly by operations with individuals, with emphasis on operations related to consumer financing (credit card, payroll-deductible loans, vehicle and personal loans) and real estate financing, which presented, significant increase in both the quarter comparison and in the period of 12 months.

Our average daily origination of the 4Q19, in comparison with the 4Q18, increased 32% (24% with individuals, and 36% with companies). It should be noted that, in the loans authorized for individuals through digital channels reached R$6.4 billion in the 4Q19 (+27% in relation to the 4Q18), and from this total there was an increase of 63% in the individuals mobile channel only, all that in relation to the 4Q18 releases, reaching R$4.3 billion in this quarter.

In the expanded portfolio, we highlight the growth in 12 months of operations with credit risk, which includes debentures, mostly designed for large corporates.

R$ million	Dec19	Sept19	Dec18	Variation % Quarter	Variation % 12 months
Individuals	231,468	220,615	193,732	4.9	19.5
Companies	222,505	221,544	213,953	0.4	4.0
Loan Portfolio - Bacen	**453,973**	**442,160**	**407,685**	**2.7**	**11.4**
Sureties and Guarantees	78,231	76,813	72,871	1.8	7.4
Operations bearing Credit Risk - Commercial Portfolio [(1)]	61,770	52,771	45,883	17.1	34.6
Other [(2)]	10,978	6,574	5,176	67.0	-
Expanded Loan Portfolio	**604,953**	**578,317**	**531,615**	**4.6**	**13.8**
		Without exchange variation		**4.8**	**13.5**

(1) It includes debentures operations and promissory notes; and
(2) It considers letters of credit, advances of credit card receivables and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio

Expanded Loan Portfolio Breakdown by Customer Profile, Product and Currency

R$ million	Dec19	Sept19	Dec18	Variation % Quarter	Variation % 12 months
Individuals	**232,182**	**221,442**	**194,723**	**4.8**	**19.2**
Consumer Financing	**160,006**	**151,230**	**130,353**	**5.8**	**22.7**
Payroll-deductible Loans	62,987	60,258	50,932	4.5	23.7
Credit Card	41,114	37,280	35,850	10.3	14.7
CDC / Vehicle Leasing	28,987	27,480	23,696	5.5	22.3
Personal Loans	26,918	26,212	19,874	2.7	35.4
Real Estate Financing	**44,288**	**42,931**	**38,284**	**3.2**	**15.7**
Other Products	**27,888**	**27,281**	**26,086**	**2.2**	**6.9**
Rural Loans	8,545	8,080	7,979	5.8	7.1
BNDES/Finame Onlendings	5,879	5,804	6,229	1.3	(5.6)
Other	13,464	13,397	11,878	0.5	13.4
Companies	**372,771**	**356,875**	**336,892**	**4.5**	**10.7**
Working Capital	46,284	44,449	40,932	4.1	13.1
Operations Abroad	27,791	29,600	32,728	(6.1)	(15.1)
Export Financing	40,128	41,721	36,629	(3.8)	9.6
Real Estate Financing	16,935	19,900	23,000	(14.9)	(26.4)
BNDES/Finame Onlendings	16,671	17,013	18,941	(2.0)	(12.0)
Overdraft Account	6,196	6,522	6,255	(5.0)	(0.9)
CDC / Leasing	14,946	13,421	9,977	11.4	49.8
Rural Loans	5,598	5,208	5,467	7.5	2.4
Sureties and Guarantees	77,569	76,048	72,143	2.0	7.5
Operations bearing Credit Risk - Commercial Portfolio	61,770	52,771	45,883	17.1	34.6
Other	58,884	50,223	44,937	17.2	31.0
Expanded Loan Portfolio	**604,953**	**578,317**	**531,615**	**4.6**	**13.8**
Real	569,138	541,558	491,608	5.1	15.8
Foreign Currency	35,815	36,759	40,007	(2.6)	(10.5)

Expanded Loan Portfolio

Real Estate Financing


R$ million
Portfolio
34,396
35,618
37,051
38,284
39,759
41,282
42,931
44,288
25,886
25,425
24,515
23,000
21,537
20,565
19,900
16,935
Quartely origination
2,972
3,803
4,119
4,227
3,738
4,683
4,858
4,585
936
866
1,098
1,317
926
1,452
1,183
1,312
2,036
2,937
3,021
2,910
2,812
3,231
3,675
3,273
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Borrower
Builder
Individuals
Companies


Units Financed
16,916
19,964
18,158
6,050
7,340
6,843
10,866
12,624
11,315
4Q18
3Q19
4Q19
Borrower
Builder

Payroll-Deductible Loans


Distribution of the Portfolio by Sector
6.0%
46.7%
Dec19
47.3%
Private Sector
Public Sector
Social Security National Institute (INSS)/Dataprev

In December 2019, our market share in payroll-deductible loans reached 16.4%, a growth of 1.1 p.p. in 12 months and 2.1 p.p. in comparison with March 2018. It is important to note that the gains in market share originate from all the portfolios (Public, Private and INSS).


Portfolio
72.0%
71.6%
71.6%
71.9%
71.2%
70.6%
69.7%
70.1%
R$ million
45,281
46,593
48,572
50,932
53,505
57,318
60,258
62,987
31,770
70.2%
33,544
72.0%
35,403
72.9%
38,092
74.8%
41,239
77.1%
44,634
77.9%
47,386
78.6%
50,123
79.6%
13,511
29.8%
13,049
28.0%
13,169
27.1%
12,840
25.2%
12,266
22.9%
12,684
22.1%
12,872
21.4%
12,864
20.4%
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing


Portfolio
R$ million
32,300
33,227
34,435
36,811
38,226
40,527
43,260
45,960
10,196
10,553
11,273
12,564
13,062
13,979
15,255
16,444
22,104
22,674
23,162
24,247
25,164
26,547
28,005
29,516
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Individuals
Companies


Distribution of the Portfolio by Product
8.7%
1.9%
Dec19
89.4%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Dec19	%	Sept19	%	Dec18	%
Economic Sector						
Public Sector	**13,919**	**2.3**	**14,225**	**2.5**	**13,531**	**2.5**
Oil, derivatives and aggregate activities	9,623	1.6	10,173	1.8	10,626	2.0
Production and distribution of electricity	3,496	0.6	3,181	0.6	1,844	0.3
Other sectors	800	0.1	871	0.2	1,061	0.2
Private Sector	**591,034**	**97.7**	**564,092**	**97.5**	**518,085**	**97.5**
Companies	**358,852**	**59.3**	**342,650**	**59.2**	**323,362**	**60.8**
Real estate and construction activities	30,321	5.0	31,236	5.4	32,011	6.0
Retail	40,444	6.7	36,865	6.4	37,898	7.1
Transportation and concession	32,109	5.3	28,316	4.9	26,539	5.0
Services	35,802	5.9	30,127	5.2	28,852	5.4
Wholesale	18,658	3.1	16,594	2.9	14,695	2.8
Automotive	17,508	2.9	17,909	3.1	16,022	3.0
Food products	13,268	2.2	12,141	2.1	14,036	2.6
Other sectors	170,743	28.2	169,462	29.3	153,309	28.8
Individuals	**232,182**	**38.4**	**221,442**	**38.3**	**194,723**	**36.6**
Total	**604,953**	**100.0**	**578,317**	**100.0**	**531,615**	**100.0**

Changes in the Expanded Loan Portfolio by Rating

In the last 12 months, 96.3% of operations with new clients were classified in ratings AA to C, reflecting the quality of the new captures and adjustments in the loan granting and recovery processes.

Changes in Expanded Loan Portfolio by Rating between December 2018 and 2019	Total Credit on December 2019		New Customers between January 2019 and December 2019		Remaining customers from December 2018	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	548,291	90.6	54,487	96.3	493,805	90.0
D	8,807	1.5	402	0.7	8,405	1.5
E - H	47,854	7.9	1,670	3.0	46,185	8.4
Total	**604,953**	**100.0**	**56,558**	**100.0**	**548,394**	**100.0**

Expanded Loan Portfolio by Rating and Customer Size (%)

We highlight that, in December 2019, our total portfolio presented the best distribution of rating in the last 3 years.

Customer Profile	Dec19 By Rating			Sept19 By Rating			Dec18 By Rating		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	90.1	0.8	9.1	89.0	1.6	9.4	88.5	1.9	9.6
Micro, Small and Medium-Sized Enterprises	89.2	2.4	8.4	88.6	2.3	9.1	87.7	2.8	9.5
Individuals	91.9	1.8	6.3	91.9	1.7	6.4	91.2	1.8	7.0
Total	90.6	1.5	7.9	90.0	1.8	8.2	89.4	2.0	8.6

Expanded Loan Portfolio

Portfolio by Debtors

As a result of the strong growth of the mass market operations, we observe a reduction in the concentration of clients in the loan portfolio.


%
33.0
33.7
33.7
32.5
32.7
26.3
27.2
27.3
26.5
26.5
17.5
17.9
18.5
18.2
17.4
12.2
12.0
12.2
12.0
11.3
2.1
1.9
1.9
1.8
1.6
Dec18
Mar19
June
Sept
Dec
100 Largest
10 Largest
50 Largest
Largest borrower
20 Largest

Flow of Maturities (1)

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

(%)	Dec19	Sept19	Dec18
1 to 30 days	11.5	11.2	13.7
31 to 60 days	6.7	6.7	7.5
61 to 90 days	5.0	5.7	4.9
91 to 180 days	12.1	10.9	12.3
Short-Term	**35.3**	**34.5**	**38.4**
181 to 360 days	15.7	14.9	14.3
Over 360 days	49.0	50.6	47.3
Medium/ Long-Term	**64.7**	**65.5**	**61.6**

(1) Only normal course operations of Bacen Portfolio.

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Dec19	Sept19	Dec18	Variation% (unless otherwise) Quarter	12 months
Total Provision	**36,796**	**36,142**	**35,084**	**1.8**	**4.9**
- Specific	14,491	14,835	14,100	(2.3)	2.8
- Generic	15,404	14,407	14,081	6.9	9.4
- Complementary	6,901	6,899	6,903	-	-
Specific Provision / Total Provision (%)	39.4	41.0	40.2	(1.7) p.p.	(0.8) p.p.
Total Provision / Loans (%)	8.1	8.2	8.6	(0.1) p.p.	(0.5) p.p.
AA - C Rated Loans / Loans (%)	90.4	90.1	89.5	0.4 p.p.	0.9 p.p.
D-rated Loans / Loans (%)	1.8	2.0	2.3	(0.2) p.p.	(0.5) p.p.
E-H rated Loans / Loans(%)	7.8	7.9	8.2	(0.1) p.p.	(0.4) p.p.
D-rated loans	7,997	8,841	9,413	(9.5)	(15.0)
Provision for D-rated loans	1,947	1,978	1,468	(1.6)	32.6
Provision / D-rated loans (%)	24.3	22.4	15.6	2.0 p.p.	8.7 p.p.
D-H rated Non-Performing Loans	20,337	20,946	19,815	(2.9)	2.6
Total Provision / D-H-rated Non-performing Loans (%)	180.9	172.5	177.1	8.4 p.p.	3.9 p.p.
E-H Rated Loans	35,318	34,900	33,636	1.2	5.0
Provision for E-H rated loans	29,133	28,983	30,894	0.5	(5.7)
Provision / E-H rated loans (%)	82.5	83.0	91.8	(0.6) p.p.	(9.4) p.p.
E-H rated Non-Performing Loans	17,294	18,257	17,228	(5.3)	0.4
Total Provision / E-H-rated Non-performing Loans (%)	212.8	198.0	203.6	14.8 p.p.	9.1 p.p.

Main Funding Sources

Funds Raised and Managed

R$ million	Dec19	Sept19	Dec18	Variation % Quarter	Variation % 12 months
Demand Deposits	40,701	35,635	36,134	14.2	12.6
Savings Deposits	114,178	109,080	111,171	4.7	2.7
Time Deposits + Debentures	217,073	196,317	204,818	10.6	6.0
Borrowing and Onlending	53,966	55,500	56,659	(2.8)	(4.8)
Funds from Issuance of Securities	170,743	163,130	147,721	4.7	15.6
Subordinated Debts	12,606	16,190	18,650	(22.1)	(32.4)
Eligible Debt Capital Instruments	36,708	36,537	34,993	0.5	4.9
Subtotal	**645,975**	**612,389**	**610,146**	**5.5**	**5.9**
Securities Sold Under Agreements to Repurchase (1)	213,122	228,462	272,054	(6.7)	(21.7)
Interbank Deposits	549	562	599	(2.3)	(8.3)
Working Capital (Own/Managed)	107,703	111,302	93,604	(3.2)	15.1
Foreign Exchange Portfolio	15,489	33,495	5,554	(53.8)	-
Payment of Taxes and Other Contributions	712	4,318	643	(83.5)	10.7
Technical provisions for insurance, pension plans and capitalization bonds	274,765	269,675	258,755	1.9	6.2
Funds raised	**1,258,315**	**1,260,203**	**1,241,355**	**(0.1)**	**1.4**
Investment Funds and Managed Portfolios	**1,000,818**	**995,477**	**940,538**	**0.5**	**6.4**
Total Assets under Management	**2,259,133**	**2,255,680**	**2,181,893**	**0.2**	**3.5**

(1) It does not consider debentures.

Loans *vs.* Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered, and the market's confidence in the Bradesco brand and the important presence in the client's sector.

Note that the percentage of funds used has shown margins in the periods, demonstrating that we met the demands for loaning funds mainly through our own funding.

R$ million	Dec19	Sept19	Dec18	Variation % (unless otherwise) Quarter	Variation % (unless otherwise) 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	41,413	39,953	36,777	3.7	12.6
Savings Deposits	114,178	109,080	111,171	4.7	2.7
Time Deposits + Debentures	217,073	196,317	204,818	10.6	6.0
Funds from Financial Bills	167,367	159,255	143,628	5.1	16.5
Customer Funds (1)	**540,031**	**504,605**	**496,394**	**7.0**	**8.8**
(-) Reserve Requirements	(90,622)	(86,347)	(87,597)	5.0	3.5
(-) Available Funds (Brazil)	(15,156)	(12,215)	(14,987)	24.1	1.1
Customer Funds Net of Reserve Requirements	**434,253**	**406,043**	**393,810**	**6.9**	**10.3**
Borrowing and Onlending	53,966	55,500	56,659	(2.8)	(4.8)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	74,286	77,333	80,624	(3.9)	(7.9)
Total Funding (A)	**562,505**	**538,876**	**531,092**	**4.4**	**5.9**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**526,722**	**501,504**	**458,744**	**5.0**	**14.8**
B / A	**93.6%**	**93.1%**	**86.4%**	**0.6 p.p.**	**7.3 p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguro's Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

R$ million	Dec19	Sept19	Dec18	Variation % Dec19 x Sept19	Variation % Dec19 x Dec18
Assets					
Current and Long-Term Assets	**318,254**	**317,161**	**297,376**	**0.3**	**7.0**
Securities	306,876	306,150	286,518	0.2	7.1
Life and Pension Plans	258,956	255,185	241,595	1.5	7.2
Other Lines	47,920	50,965	44,923	(6.0)	6.7
Insurance Premiums Receivable	3,915	3,979	3,771	(1.6)	3.8
Other Loans	7,464	7,032	7,087	6.1	5.3
Permanent Assets	**7,630**	**7,315**	**6,553**	**4.3**	**16.4**
Total	**325,885**	**324,477**	**303,929**	**0.4**	**7.2**
Liabilities					
Current and Long-Term Liabilities	**286,520**	**287,008**	**270,150**	**(0.2)**	**6.1**
Tax, Civil and Labor Contingencies	2,577	2,430	2,297	6.0	12.2
Payables on Insurance, Pension Plan and Capitalization Bond Operations	657	581	646	13.1	1.7
Other liabilities	8,521	14,321	8,452	(40.5)	0.8
Insurance Technical Provisions	16,687	16,664	15,907	0.1	4.9
Life and Pension Plan Technical Provisions	249,240	244,312	234,661	2.0	6.2
Capitalization Bond Technical Provisions	8,838	8,699	8,187	1.6	7.9
Non-controlling Interest	**752**	**728**	**714**	**3.3**	**5.2**
Shareholder's Equity (1)	**38,614**	**36,741**	**33,065**	**5.1**	**16.8**
Total	**325,885**	**324,477**	**303,929**	**0.4**	**7.2**

(1) In December 2019, the shareholders' equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension plans and capitalization bonds), is R$21,903 million.

Consolidated Statement of Income

R$ million	4Q19	3Q19	4Q18	12M19	12M18	Variation % 4Q19 x 3Q19	Variation % 4Q19 x 4Q18	Variation % 12M19 x 12M18
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income (1)	12,020	11,459	10,899	45,650	42,552	4.9	10.3	7.3
Retained Claims	(7,308)	(7,165)	(6,574)	(27,731)	(26,019)	2.0	11.2	6.6
Capitalization Bond Draws and Redemptions	(1,479)	(1,451)	(1,376)	(5,677)	(5,470)	1.9	7.5	3.8
Selling Expenses	(887)	(809)	(830)	(3,306)	(3,225)	9.6	6.9	2.5
Financial Results	1,553	1,439	1,423	5,856	5,283	7.9	9.2	10.9
Income from Insurance, Pension Plans and Capitalization Bonds	**3,900**	**3,473**	**3,542**	**14,793**	**13,121**	**12.3**	**10.1**	**12.7**
Fee and Commission Income	493	508	528	2,028	2,170	(2.9)	(6.6)	(6.5)
Personnel Expenses	(503)	(462)	(438)	(1,821)	(1,539)	8.9	14.8	18.3
Other Administrative Expenses	(373)	(382)	(422)	(1,462)	(1,577)	(2.4)	(11.6)	(6.0)
Tax Expenses / Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries / Other Operating Income / Expenses	(261)	(139)	(343)	(1,278)	(1,076)	88.1	(23.8)	18.8
Operating Income	**3,256**	**2,998**	**2,867**	**12,240**	**11,099**	**8.6**	**13.6**	**10.3**
Non-Operating Income / Income Tax / Social Contribution / Non-controling interests in subsidiaries	(1,337)	(1,113)	(1,085)	(4,789)	(4,710)	20.1	23.2	1.7
Recurring Net Income	**1,919**	**1,885**	**1,782**	**7,451**	**6,389**	**1.8**	**7.7**	**16.6**

(1) It includes reinsurance premiums.

Note: For comparison purposes, the effects of non-recurring events are not considered.

Insurance, Pension Plans and Capitalization Bonds

Net Income Distribution and Revenue of Insurance, Pension Plans and Capitalization Bonds

Net Income


R$ million
19.7
19.7
18.2
22.3
23.4
23.7
24.1
24.2
1,563
1,582
1,462
1,782
1,814
1,833
1,885
1,919
879
987
745
1,003
934
830
910
1,029
400
230
334
355
398
514
549
465
154
215
250
323
340
326
271
269
130
150
133
101
142
163
155
156
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
Life and Pension Plans
Health
ROAE - %
Property & Casualty and Others
Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income – Revenue


R$ million
17,570
18,223
17,588
19,187
18,062
18,822
19,746
21,038
8,774
8,795
8,172
9,659
8,685
8,920
9,661
10,845
6,077
6,247
6,369
6,574
6,586
6,725
6,901
7,117
1,293
1,511
1,504
1,385
1,313
1,535
1,550
1,422
1,426
1,670
1,543
1,569
1,478
1,642
1,634
1,654
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Health
Auto/P&C + DPVAT
Capitalization Bonds

In the 4Q19, the performance of the net income in the comparison with the 4Q18 originates mainly the growth of the operating income, due to the good performance in revenues, and the growth of the financial results, factors that support profitability on the average shareholders' equity (ROAE) by 24.2%. We highlight below the performance of the companies of the Insurance Group:

- **Bradesco Health:** in the comparison with the 4Q18, it presented a growth of 8.3% in revenues, due the strategic actions that improved the level of the level of retention of clients, as well as the offer of new products and new types of contracts.
- **Bradesco Auto/P&C:** the evolution in the processes of underwriting has contributed to the Company's growth in revenues in the segments with higher operating income, which can be seen in the performance indicators of auto segment.
- **Bradesco Life and Pension Plans:** in relation to the 4Q18, net income is influenced by the growth of the operating income, due to the good performance in revenues, which was driven by the grew of "Life" segment, which grew 11.0%.
- **Bradesco Capitalization Bonds:** the growth of 54.5% in net income compared to the 4Q18 reflects the improvement in the operating margin, due to the products' mix, especially those of longer duration, and the decrease in administrative expenses.

We also highlight the advance of the commercialization of products through the digital channels, whose turnover in 2019 surpassed R$747 million, totaling more than 1.3 million of transactions, 81.9% growth in comparison to 2018.

Performance Ratios


%
Claims Ratio (1)
75.1
73.8
72.4
70.4
68.5
72.5
74.2
74.2
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q


%
Expense Ratio (2)
9.5
8.4
8.5
8.3
8.2
8.3
8.2
8.3
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q


%
Administrative Efficiency Ratio (3)
3.9
4.0
4.4
4.3
4.0
4.2
4.3
4.0
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q


%
Combined Ratio (4) (5)
85.3
84.8
84.1
80.8
80.3
84.5
84.4
84.2
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q

(1) Retained Claims/Earned Premiums; (2) Selling Expenses/Earned Premiums; (3) Administrative Expenses/Net Written Premiums; (4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and (5) Excludes additional provisions.

Note: For comparison purposes, the effects of non-recurring events are not considered.


Clients (1) and Employees
27,719
28,537
28,661
7,277
7,394
7,325
Dec18
Sept19
Dec19
Policyholders / Pension Plan Participants and Capitalization Bond Customers (thousands)
Number of Employees

(1) It excludes overlap of clients.

Insurance, Pension Plans and Capitalization Bonds

Combined Ratio per Industry


%
102.3
98.7
97.4
99.8
98.4
98.0
99.1
98.2
100.9
94.6
96.8
93.8
92.6
95.5
97.1
95.3
59.3
56.1
54.3
54.4
50.4
55.7
54.6
56.1
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
Health
Auto/P&C
Life

Claims Ratio per Industry


%
88.9
87.9
85.7
84.0
81.1
86.7
87.9
86.1
75.1
73.8
72.4
70.4
68.5
72.5
74.2
74.2
63.6
60.2
62.2
61.9
59.2
59.2
58.8
59.3
34.0
32.4
30.4
31.2
33.3
29.5
34.8
33.9
31.7
31.3
29.3
23.5
25.3
28.5
30.3
31.1
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
Life/AP
Property & Casualty
Auto/Optional Third-Party Liability
Total
Health

Expense Ratio per Industry


%
24.6
22.1
22.5
21.1
21.3
21.0
21.3
20.8
17.9
16.8
18.5
17.3
17.1
17.6
18.0
20.3
16.3
16.5
16.2
16.7
16.7
17.2
16.8
17.1
9.5
8.4
8.5
8.3
8.2
8.3
8.2
8.3
5.5
4.4
4.5
4.6
4.6
4.6
4.5
4.8
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
Health
Total
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty

Technical Provisions


R$ million
251,231
252,072
254,653
258,755
261,106
265,241
269,675
274,765
228,269
228,408
230,754
234,661
236,888
240,388
244,312
249,240
10,230
10,311
10,358
10,392
10,378
10,756
11,014
11,132
7,702
7,873
8,022
8,187
8,336
8,538
8,699
8,838
4,476
4,521
4,579
4,608
4,567
4,665
4,791
4,753
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C (1)

(1) It does not include technical provisions for the DPVAT segment.

Insurance, Pension Plans and Capitalization Bonds

Life and pension plans


R$ million
1,003
910
1,029
3,614
3,703
9,659
9,661
10,845
35,400
38,111
4Q18
3Q19
4Q19
12M18
12M19
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In relation to the 4Q18, net income is influenced by the income growth, specifically in the "Life" line, which grew 11.0% influenced by the growth of products portfolio, by improvement in the administrative efficiency, factors that were partially offset by the decrease in financial results and by the review of the management fees of some pension plans, due to the higher competitive market dynamics and the new interest rate scenario, impacting our fees and commission income.

In comparison with the 3Q19, the growth of net income was driven by the increase of 12.3% in revenues and by the improvement in the administrative efficiency and by the increase in financial results, offsetting the increase of the claims ratio, which was impacted by claims not reported in the previous quarter, as a result of the 10 days of stoppage of *Correios* (post office). This effect did not have an impact on the index for the fiscal year which was 29.6% in 2019, 0.4 p.p. lower than the index for 2018.

Participants in Life and Personal Accidents and in Pension Plans


In thousand
Number of Life and Personal Accidents
32,647
32,203
33,149
Dec18
Sept19
Dec19


In thousand
Number of Pension and VGBL Participants
2,957
2,942
2,937
Dec18
Sept19
Dec19

Health


R$ million
323
271
269
942
1,206
6,137
6,450
6,663
23,699
25,527
4Q18
3Q19
4Q19
12M18
12M19
Net Written Premiums
Net Income

Note: It considers the companies Bradesco Saúde and Mediservice. For comparison purposes, effects of non-recurring events are not considered.

Net income, in comparison with the 4Q18, reduced 16.7%, which mainly reflects the increase in claims ratio, impacted by the greater number of business days, partially offset by the revenue and financial results growth.

The 28.0% net income increase compared to the previous 12 months mainly reflects the higher income, which has been driven by strategic actions that improved the level of retention of clients through new types of contracts, as well as the offer of new products, expense ratio maintenance and increase in financial results.

In the comparison with the 3Q19, the increase of 3.1% in revenues and the higher financial results were impacted higher operating expenses, justifying the stability of net income in the quarterly comparison.

The portfolio of policyholders, showed again a slight increase, indicating a new growth cycle.

Number of Bradesco Saúde and *Mediservice* Policyholders


In thousand
3,625
143
3,482
3,609
136
3,473
3,666
134
3,532
Dec18
Sept19
Dec19
Company Health Plans
Individual Health Plans

Insurance, Pension Plans and Capitalization Bonds

Capitalization Bonds


R$ million
101
155
156
514
616
1,569
1,634
1,654
6,208
6,408
4Q18
3Q19
4Q19
12M18
12M19
Capitalization Bond Income
Net Income

In comparison with the 4Q18, the net income increase reflects the improvement in the operating margin, due to the change in the products' mix, especially those of longer duration, the improvement in administrative efficiency and the increase in financial results.

In comparison with the 3Q19, the income remained stable, which is justified by the performance in revenues and by the increase in the financial income.

We also highlight that we have maintained our leadership in this market, with a Market Share of 27.0% (SUSEP – November 2019).


In thousand
Number of Active Capitalization Bonds
2,726
2,733
2,736
23,198
23,105
22,220
7,220
7,387
7,477
15,978
15,718
14,743
Dec18
Sept19
Dec19
Active Capitalization Bonds
Active Drawing Right Assignment
Customers

Auto and Property & Casualty


R$ million
65
84
94
247
377
1,356
1,531
1,398
5,499
5,714
4Q18
3Q19
4Q19
12M18
12M19
Net Written Premiums
Net Income

In comparison with the 4Q18, net income increase reflects the growth in revenues; the improvement in the Auto segment claims ratio due to the risk acceptance process, the automation of processes, the claims adjustment and the reduction in the frequency of theft and robbery; the lower administrative expenses; and the higher financial income.

This evolution in the processes of underwriting has contributed to the growth in revenues in the segments with higher operating income, which can be seen in the performance indicators.

In comparison with the 3Q19, the net income increase is mainly related to the decrease in the claims ratio of property & casualty.


Number of Policyholders
In thousand
2,987
2,825
3,007
1,497
1,263
1,432
1,490
1,562
1,575
Dec18
Sept19
Dec19
Auto/Optional Third-Party Liability
P&C

Fee and Commission Income

Below is the composition of fee and commission income in the respective periods:

R$ million	4Q19	3Q19	4Q18	12M19	12M18	Variation % 4Q19 x 3Q19	Variation % 4Q19 x 4Q18	Variation % 12M19 x 12M18	As of % 4Q19
Card Income	2,906	2,835	2,949	11,288	11,365	2.5	(1.5)	(0.7)	32.9
Checking Account	1,980	1,943	1,843	7,706	7,170	1.9	7.4	7.5	22.4
Asset Management	968	973	974	3,835	3,983	(0.5)	(0.6)	(3.7)	11.0
Loans Operations	807	766	841	3,054	3,094	5.4	(4.0)	(1.3)	9.1
Collections and Payments	598	610	599	2,411	2,431	(2.0)	(0.2)	(0.8)	6.8
Consortium Management	513	497	455	1,921	1,685	3.2	12.7	14.0	5.8
Custody and Brokerage Services	307	300	266	1,139	989	2.3	15.4	15.2	3.5
Underwriting / Financial Advisory Services	434	190	227	1,015	815	128.4	91.2	24.5	4.9
Other	316	309	280	1,237	1,082	2.3	12.9	14.3	3.6
Total	**8,829**	**8,423**	**8,434**	**33,606**	**32,614**	**4.8**	**4.7**	**3.0**	**100.0**
Business Days	**64**	**66**	**62**	**253**	**250**	**(2)**	**2**	**3**	

Highlights

The positive performance of this quarter in relation to the 3Q19 was showed in practically all the lines and were originated mainly due to higher revenues with: card income, a reflection of the larger volume transacted, consortium management, credit operations and underwriting / financial advisory services given the most favorable scenario for the activity on the capital market. In the comparison with the 4Q18, we also had a strong growth, due to the higher income from the checking account, driven by the increase in the number of checking account holders, and the good performance of the income from consortium management, custody and brokerage services and underwriting / financial advisory services.

Below are some highlights that influence the results from fee and commission income in the periods:

- Checking Account – we highlight the growth in all the periods originated from the higher checking account holders' base, with an increase of 1.8 million in the last 12 months, standing out the continuous strengthening in the management of the portfolio of services, being a continuous process of improvement and expansion of the variety of products, which we seek to offer in an assertive way to clients, strengthening our relationship with them.
- Loans Operations – the increase in the comparison with the 3Q19 was driven by the growth of origination loan portfolio per business day, which increased 14% in this period. In the annual and accrued comparison, we see the effects of review of the rates practiced by the market in operations with guarantees provided.
- Asset Management – regarding 3Q19, the decrease is mainly justified by the lower number of business days. In the annual and cumulative comparison, the variation is due to the continuity of the actions to adapt the product portfolio to customers, in line with market dynamics and the lower interest rate scenario.
- Consortium Management – the good results showed in this line are originated from the various actions that aimed to optimize the result, where we highlight, beyond the continuous review of the portfolio for a more customized offer, for each segment, the increase of the digital features, which was acquired through the Bradesco App and Bradesco Internet Banking started in the 2Q19, reaching 8,336 new quotas, with revenues of R$462 million. We also emphasize that Bradesco Consórcios continues leading in the segments in which it operates (real estate, auto and trucks).
- Underwriting / Financial Advisory Services – the growth in the periods is related to the increase in activity of the capital market, mainly in structured operations and of fixed income.


Number of Transactions - Credit Cards
In million
553.7
569.2
586.0


Volume Traded - Credit Cards
R$ million
50,495
51,921
54,862
4Q18
3Q19
4Q19


Checking Account Holders
In million
27.9
28.1
28.1
28.3
28.8
29.2
29.6
30.1
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q


Number of Outstanding Consortium Quotas
In thousand
1,422
1,444
1,463
1,504
1,528
1,539
1,601
1,617
46
51
54
57
59
63
69
71
245
245
250
257
260
261
267
266
1,130
1,148
1,159
1,190
1,209
1,215
1,266
1,280
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
Auto
Real Estate
Trucks


Assets under Custody
R$ billion
1,566
1,497
1,559
1,623
1,654
1,775
1,803
1,855
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q


Processed Documents
(Cash Management Solutions) (1)
In million
692
702
707
712
740
752
778
803
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q

(1) It includes billing and collection services, payments, and others.

Operating Expenses

Personnel and Administrative Expenses

R$ million	4Q19	3Q19	4Q18	12M19	12M18	Variation % 4Q19 x 3Q19	Variation % 4Q19 x 4Q18	Variation % 12M19 x 12M18	As of % 4Q19
Personnel Expenses									
Structural	4,289	4,324	4,189	16,871	16,037	(0.8)	2.4	5.2	38.0
Payroll/Social Charges	3,046	3,092	3,034	12,042	11,557	(1.5)	0.4	4.2	27.0
Benefits	1,243	1,232	1,155	4,829	4,480	0.9	7.6	7.8	11.0
Non-Structural	1,179	1,329	1,035	4,896	3,949	(11.3)	13.9	24.0	10.5
Management and Employee Profit Sharing	708	731	644	2,865	2,173	(3.1)	9.9	31.8	6.3
Provision for Labor Claims	325	457	246	1,490	1,315	(28.9)	32.1	13.3	2.9
Training	49	64	62	200	175	(23.4)	(21.0)	14.3	0.4
Termination Costs	97	77	83	341	286	26.0	16.9	19.2	0.9
Total	5,468	5,653	5,224	21,767	19,986	(3.3)	4.7	8.9	48.5
Administrative Expenses									
Outsourced Services	1,406	1,306	1,244	5,086	4,716	7.7	13.0	7.8	12.5
Depreciation and Amortization	781	784	749	3,040	2,913	(0.4)	4.3	4.4	6.9
Data Processing	692	643	681	2,553	2,603	7.6	1.6	(1.9)	6.1
Advertising and Marketing	558	383	464	1,573	1,352	45.7	20.3	16.3	4.9
Communication	452	459	430	1,791	1,726	(1.5)	5.1	3.8	4.0
Asset Maintenance	360	330	309	1,316	1,205	9.1	16.5	9.2	3.2
Rent	329	331	311	1,299	1,213	(0.6)	5.8	7.1	2.9
Financial System Services	273	273	258	1,065	964	-	5.8	10.5	2.4
Transportation	208	208	200	807	764	-	4.0	5.6	1.8
Security and Surveillance	190	185	179	745	751	2.7	6.1	(0.8)	1.7
Utilities (Water, Electricity and Gas)	112	97	111	445	417	15.5	0.9	6.7	1.0
Travel	105	79	81	315	274	32.9	29.6	15.0	0.9
Materials	55	53	64	204	241	3.8	(14.1)	(15.4)	0.5
Other	290	336	314	1,168	1,152	(13.7)	(7.6)	1.4	2.6
Total	5,811	5,467	5,395	21,407	20,291	6.3	7.7	5.5	51.5
Total Operating Expenses	11,279	11,120	10,619	43,174	40,277	1.4	6.2	7.2	100.0
Customer Service Points (in units)	80,222	79,198	76,122	80,222	76,122	1,024	4,100	4,100	-



100,489
95,520
92,861
108,793
98,808
97,593
97,683
98,159
98,605
99,156
99,198
99,272
97,329
4,674
4,659
4,507
5,314
4,749
4,708
4,700
4,652
4,617
4,594
4,581
4,567
4,478
2013
2014
2015
2016
2017
Mar18
June18
Sept18
Dec18
Mar19
June19
Sept19
Dec19
Employees
Branches

Personnel Expenses – In relation to 3Q19, the 3.3% decrease is related to the benefits already captured from the Voluntary Severance Program (PDV) in the "structural part" and lower expenses with the provision for labor claims, reflecting the benefit of the agreement reached in 2019, reducing the "non-structural part". In relation to the 4Q18, the 4.7% increase reflects the higher spending with payroll and social charges, due to the effects of the collective bargaining agreement, for which the readjustment this year was 4.3%, besides the evolution of the personnel, in their majority allocated in the business area, highlighting the new digital branches, next and digital transformation teams, evolutions that were partially offset by the PDV 2019. Also regarding the 4Q18, the "non-structural part" grows 13.9%, which is justified by the growth of variable expenses (participation in the results), highlighting that as per this year we implemented the program of variable compensation directed to the employees of the branch network and by the expenses with provision for labor claims.

Administrative Expenses – the increase of the expenses in the annual comparisons is concentrated in expenses related to the business volume growth ("variable part"), the evolution of which was 11.6% in relation to 4Q18, while other expenses ("fixed part") increased 6,8% in the same period and were driven by higher advertising and publicity expenses, which also justify the seasonal increase of expenses in relation to 3Q19, in addition to contractual readjustments occurring in the period. It should be pointed out that, even though there was an increase of investments in digital transformation and an improvement of the operational processes, administrative expenses ("fixed part") grew below the inflation rate – general market price index (IGP-M 7.3%) in the accrued for the last 12 months.

Additional Information

Operating Coverage Ratio [1]


%
79.4
80.9
81.0
81.0
80.4
79.3
78.1
77.8
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q

(1) Fee and Commission Income / Personnel and Administrative Expenses (accumulated for 12 months).

The performance of the ratio in the quarter reflects the higher operating expenses, whose growth is, essentially, related to variable expenses associated with performance and results.

Other Operating Expenses, Net of Income

R$ million	4Q19	3Q19	4Q18	12M19	12M18	Variation % 4Q19 x 3Q19	4Q19 x 4Q18	12M19 x 12M18
Expenses with Marketing of Cards	(643)	(528)	(609)	(2,285)	(2,377)	21.8	5.6	(3.8)
Civil and Tax Contingencies	(143)	(278)	(742)	(942)	(1,639)	(48.6)	(80.7)	(42.5)
Claims	(116)	(131)	(102)	(469)	(359)	(11.5)	13.7	30.6
Other	(479)	(377)	(523)	(2,156)	(2,234)	27.1	(8.4)	(3.5)
Total	**(1,381)**	**(1,314)**	**(1,976)**	**(5,852)**	**(6,609)**	**5.1**	**(30.1)**	**(11.5)**

The variation of other operating expenses, net of income, in relation to the quarterly comparisons is related to higher expenses with marketing of cards, which is justified by the increase in the volume of transactions in the periods and by the higher expenses from Insurance, Pension Plans and Capitalization Bonds activities, which were partially neutralized by lower civil provisioning expenses.

Basel Ratio

The variation of the indexes in relation to September 2019 is related, mainly, to the payment of R$8 billion of extraordinary dividends and the prudential adjustments, impacted by the increase in tax credits. These effects were partially offset by the strong internal capital generation (net income) and the reallocation of resources, via dividends, by the Insurance Group.


15.9%
12.4%
0.8%
11.6%
3.5%
14.9%
11.4%
0.8%
10.6%
3.5%
16.8%
12.2%
0.8%
11.4%
4.5%
17.8%
13.7%
1.4%
12.3%
4.2%
18.1%
14.4%
1.4%
13.0%
3.7%
18.6%
15.0%
1.4%
13.7%
3.6%
18.1%
14.7%
1.3%
13.4%
3.4%
16.5%
13.3%
1.3%
12.0%
3.2%
Tier I
Tier II
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Total Ratio
Common Equity
Tier II
Additional Capital


%
Changes in the Tier I Ratio in the quarter
14.7
1.3
13.4
0.7
(1.1)
(0.2)
(0.4)
(0.4)
13.3
1.3
12.0
Limits 2019 (1)
9.5% Tier I
8.0% Common Equity
Sept19
Net Income 4Q19
Extraordinary Dividends (2)
Interest on Shareholders' Equity/Dividends
Prudential Adjustments (3)
Weighted Assets
Dec19
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, added to the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15;
(2) It considers the payment of extraordinary dividends made on October 23, 2019; and
(3) It considers the reallocation of resources via dividends by the Insurance Group.

Selected Information – History

R$ million Income Statement for the Period	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18
Recurring Net Income	6,645	6,542	6,462	6,238	5,830	5,471	5,161	5,102
Net Interest Income	15,428	14,773	14,468	14,087	14,774	13,953	13,507	13,522
Clients Portion	12,983	12,503	12,185	11,960	11,884	11,887	11,694	11,264
Net Clients Portion of Expanded ALL	9,002	9,167	8,698	8,356	8,098	8,344	8,203	7,329
Expanded ALL	(3,981)	(3,336)	(3,487)	(3,604)	(3,786)	(3,543)	(3,491)	(3,935)
Fee and Commission Income	8,829	8,423	8,280	8,074	8,434	8,123	8,171	7,886
Administrative and Personnel Expenses	(11,279)	(11,120)	(10,591)	(10,184)	(10,619)	(10,099)	(9,920)	(9,639)
Income from Insurance, Pension Plans and Capitalization Bonds	3,900	3,473	3,594	3,826	3,542	3,231	3,221	3,127
Statement of Financial Position								
Total Assets	1,409,305	1,404,664	1,412,294	1,388,429	1,386,010	1,356,748	1,306,209	1,303,842
Securities	657,504	649,080	650,112	630,310	658,501	634,066	598,128	585,837
Expanded Loans Portfolio	604,953	578,317	560,538	548,294	531,615	523,431	515,635	486,645
- Individuals	232,182	221,442	209,867	200,164	194,723	186,159	182,817	177,814
- Companies	372,771	356,875	350,671	348,130	336,892	337,272	332,818	308,831
Allowance for Loan Losses (ALL)	(36,796)	(36,142)	(36,860)	(36,987)	(35,084)	(35,237)	(35,240)	(35,763)
Total Deposits	368,948	338,911	332,074	326,674	342,879	319,375	299,604	271,391
Technical Provisions	274,765	269,675	265,241	261,106	258,755	254,653	252,072	251,231
Shareholders' Equity	133,723	138,313	133,636	126,674	121,121	115,670	113,039	113,776
Assets under Management	2,259,133	2,255,680	2,231,331	2,205,050	2,181,893	2,127,243	2,050,956	2,040,686
Performance Indicators (%)								
Recurring Net Income per Share - R$ (1)(2)	3.22	3.12	2.99	2.83	2.68	2.56	2.48	2.42
Book Value per Common and Preferred Share - R$ (2)	16.65	17.22	16.64	15.77	15.08	14.40	14.07	14.16
Annualized Return on Average Equity (3)(4)	20.6	20.5	20.6	20.5	19.0	18.7	18.5	18.6
Annualized Return on Average Assets (4)	1.8	1.8	1.8	1.8	1.6	1.6	1.6	1.6
Fixed Asset Ratio	38.3	33.7	34.4	35.3	36.3	38.0	44.9	43.1
Combined Ratio - Insurance (5)	84.2	84.4	84.5	80.3	80.8	84.1	84.8	85.3
Efficiency Ratio (ER) (1)(6)	49.0	49.5	49.4	49.5	49.6	49.3	49.4	49.0
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (1)	77.8	78.1	79.3	80.4	81.0	81.0	80.9	79.4
Market Capitalization - R$ million (7)	282,075	261,708	285,870	270,349	242,606	182,110	171,604	237,219
Loan Portfolio Quality (Bacen) - %								
ALL / Loan Portfolio	8.1	8.2	8.6	8.8	8.6	8.8	9.0	9.6
Non-performing Loans (> 60 days / Loan Portfolio)	4.2	4.3	4.1	4.0	4.3	4.4	4.8	5.4
Delinquency Ratio (> 90 days / Loan Portfolio)	3.3	3.6	3.2	3.3	3.5	3.6	3.9	4.4
Coverage Ratio (> 90 days)	244.9	225.5	267.2	269.2	245.3	243.4	230.0	219.3
Coverage Ratio (> 60 days)	193.6	188.5	209.3	220.2	201.6	200.9	189.4	179.7
Operating Limits %								
Basel Ratio - Total	16.5	18.1	18.6	18.1	17.8	16.8	14.9	15.9
Tier I Capital	13.3	14.7	15.0	14.4	13.7	12.2	11.4	12.4
- Common Equity	12.0	13.4	13.7	13.0	12.3	11.4	10.6	11.6
- Additional Capital	1.3	1.3	1.4	1.4	1.4	0.8	0.8	0.8
Tier II Capital	3.2	3.4	3.6	3.7	4.2	4.5	3.5	3.5

(1) In the last 12 months;
(2) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(3) Excluding adjustments of Equity Evaluation recorded under Shareholders' Equity;
(4) Year-to-Date Recurring Net Income;
(5) It excludes additional reserves;
(6) ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and
(7) Number of shares (excluding treasury shares) vs. the closing price for common and preferred shares on the period's last trading day.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial[1] *vs.* Recurring[3]

4Q19 x 3Q19

R$ million	Fourth Quarter of 2019				Third Quarter of 2019			
	Managerial Income Statement [1]	Reclassifications [2]	Non-Recurring Events	Recurring Income Statement [3]	Managerial Income Statement [1]	Reclassifications [2]	Non-Recurring Events	Recurring Income Statement [3]
Net Interest Income	**19,825**	**(4,397)**	**-**	**15,428**	**12,880**	**1,893**	**-**	**14,773**
Expanded ALL	(5,378)	(3,090)	4,487	(3,981)	(2,872)	(464)	-	(3,336)
Gross Income from Financial Intermediation	**14,447**	**(7,487)**	**4,487**	**11,447**	**10,008**	**1,429**	**-**	**11,437**
Income from Insurance, Pension Plans and Capitalization Bonds	2,379	1,521	-	3,900	2,032	1,441	-	3,473
Fee and Commission Income	8,763	66	-	8,829	8,355	68	-	8,423
Personnel Expenses	(8,739)	-	3,271	(5,468)	(6,108)	-	455	(5,653)
Other Administrative Expenses	(5,811)	-	-	(5,811)	(5,467)	-	-	(5,467)
Tax Expenses	(2,194)	165	-	(2,029)	(1,620)	(215)	-	(1,835)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	93	-	-	93	75	-	-	75
Other Operating Income / Expenses	(12,537)	4,813	6,343	(1,381)	(2,792)	1,005	473	(1,314)
Operating Income	**(3,599)**	**(922)**	**14,101**	**9,580**	**4,483**	**3,728**	**928**	**9,139**
Non-Operating Income	(88)	66	-	(22)	(129)	148	-	19
Income Tax / Social Contribution and Non-controlling Interest	8,570	856	(12,339)	(2,913)	1,483	(3,876)	(223)	(2,616)
Net Income	**4,883**	**-**	**1,762**	**6,645**	**5,837**	**-**	**705**	**6,542**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;

(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$(1,523) million in the 4Q19 and R$3,572 million in the 3Q19; and in the 4Q19 includes the reallocation, in the amount of R$459 million on the Net Interest Income and Expanded ALL items, mainly related to the effects of the operation for the sale of financial assets (loan assignment); and the managerial reclassifications in items that compose the Expanded ALL, in the amount of R$866 million, due to the restructuring of operations of corporate customers which, for better effect of comparability, were allocated from the items of Granted Discounts/other and impairment of financial assets for ALL (gross); and

(3) It refers to Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial[1] *vs.* Recurring[3]

12M19 x 12M18

R$ million	Exercise 2019 Managerial Income Statement [1]	Exercise 2019 Reclassifications [2]	Exercise 2019 Non-Recurring Events	Exercise 2019 Recurring Income Statement [3]	Exercise 2018 Managerial Income Statement [1]	Exercise 2018 Reclassifications [2]	Exercise 2018 Non-Recurring Events	Exercise 2018 Recurring Income Statement [3]
Net Interest Income	**69,953**	**(11,197)**	**-**	**58,756**	**63,184**	**(7,428)**	**-**	**55,756**
Expanded ALL	(18,891)	(4)	4,487	(14,408)	(18,320)	3,565	-	(14,755)
Gross Income from Financial Intermediation	**51,062**	**(11,201)**	**4,487**	**44,348**	**44,864**	**(3,863)**	**-**	**41,001**
Income from Insurance, Pension Plans and Capitalization Bonds	8,968	5,825	-	14,793	8,361	5,283	(523)	13,121
Fee and Commission Income	33,335	271	-	33,606	32,325	289	-	32,614
Personnel Expenses	(25,493)	-	3,726	(21,767)	(19,986)	-	-	(19,986)
Other Administrative Expenses	(21,407)	-	-	(21,407)	(20,291)	-	-	(20,291)
Tax Expenses	(7,387)	4	-	(7,383)	(6,695)	(574)	69	(7,200)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	297	-	-	297	195	-	-	195
Other Operating Income / Expenses	(22,226)	8,660	7,714	(5,852)	(13,212)	3,622	2,981	(6,609)
Operating Income	**17,149**	**3,559**	**15,927**	**36,635**	**25,561**	**4,757**	**2,527**	**32,845**
Non-Operating Income	(509)	541	-	32	(894)	882	(9)	(21)
Income Tax / Social Contribution and Non-controlling Interest	5,942	(4,100)	(12,622)	(10,780)	(5,582)	(5,639)	(39)	(11,260)
Net Income	**22,582**	**-**	**3,305**	**25,887**	**19,085**	**-**	**2,479**	**21,564**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;
(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,555 million in 12M19 and R$7,027 million in 12M18, and in 2019 includes the reallocation , in the amount of R$2,109 million on the Net Interest Income and Expanded ALL items, mainly related to the effects of the operation for the sale of financial assets (loan assignment); and the managerial reclassifications in items that compose the Expanded ALL, in the amount of R$866 million, due to the restructuring of operations of corporate customers which, for better effect of comparability, were allocated from the items of Granted Discounts/other and impairment of financial assets for ALL (gross); and
(3) It refers to Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Balance Sheet [1] – Consolidated

R$ million	Dec19	Sept19	Dec18	Variation % Dec19 x Sept19	Variation % Dec19 x Dec18
Assets					
Current and Long-Term Assets	**1,381,473**	**1,375,868**	**1,356,727**	**0.4**	**1.8**
Funds available	19,202	16,550	19,869	16.0	(3.4)
Interbank Investments	58,214	70,698	104,044	(17.7)	(44.0)
Securities and Derivative Financial Instruments	657,504	649,080	658,501	1.3	(0.2)
Interbank and Interdepartmental Accounts	91,104	86,917	89,026	4.8	2.3
Loan and Leasing Operations	379,538	375,042	344,467	1.2	10.2
Allowance for Loan Losses (ALL)	(36,796)	(36,142)	(35,084)	1.8	4.9
Other Receivables and Assets	212,707	213,723	175,904	(0.5)	20.9
Permanent Assets	**27,832**	**28,796**	**29,283**	**(3.3)**	**(5.0)**
Investments	2,187	2,172	2,192	0.7	(0.2)
Premises and Equipment and Leased Assets	10,161	9,272	8,382	9.6	21.2
Intangible Assets	15,484	17,352	18,709	(10.8)	(17.2)
Total	**1,409,305**	**1,404,664**	**1,386,010**	**0.3**	**1.7**
Liabilities					
Current and Long-Term Liabilities	**1,273,444**	**1,264,207**	**1,262,743**	**0.7**	**0.8**
Deposits	368,948	338,911	342,879	8.9	7.6
Securities sold under agreements to repurchase	216,675	231,145	281,897	(6.3)	(23.1)
Funds from Issuance of Securities	170,743	163,130	147,721	4.7	15.6
Interbank and Interdepartmental Accounts	25,047	24,711	26,332	1.4	(4.9)
Borrowings and Onlendings	53,966	55,500	56,659	(2.8)	(4.8)
Derivative Financial Instruments	13,826	16,057	15,993	(13.9)	(13.5)
Technical provisions for insurance, pension plans and capitalization bonds	274,765	269,675	258,755	1.9	6.2
Other liabilities	149,474	165,078	132,507	(9.5)	12.8
Deferred Income	**326**	**359**	**380**	**(9.2)**	**(14.2)**
Non-controlling Interest in Subsidiaries	**1,812**	**1,785**	**1,766**	**1.5**	**2.6**
Shareholders' Equity	**133,723**	**138,313**	**121,121**	**(3.3)**	**10.4**
Total	**1,409,305**	**1,404,664**	**1,386,010**	**0.3**	**1.7**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report.

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Additional Information

Return to Shareholders

Main Indicators

Price/Earnings Ratio: It indicates the possible number of years which the investor would recover the capital invested, based on the closing prices of common and preferred shares.


Price/Earnings Ratio (P/E ratio) (1)
12.2
8.6
8.8
11.3
11.9
11.9
10.4
10.9
Mar18 June Sept Dec Mar19 June Sept Dec

Price to Book Ratio: It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


Price to Book Ratio (P/B ratio)
2.1
1.5
1.6
2.0
2.1
2.1
1.9
2.1
Mar18 June Sept Dec Mar19 June Sept Dec

Dividend Yield: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.


Dividend Yield (2) (3) - %
3.2
4.3
4.1
3.0
2.7
2.6
3.0
5.5
1Q18 2Q 3Q 4Q 1Q19 2Q 3Q 4Q

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity


35.3%
37.0%
48.7%
51.7%
40.3%
73.9%
31.5%
32.2%
41.4%
44.0%
34.2%
68.8%
R$ million
5,055
6,035
6,976
7,204
7,299
15,863
12M14 12M15 12M16 12M17 12M18 12M19
Dividends/Interest on Shareholders' Equity (1) - Gross
Net Payout (2) - 12 months
Gross Payout (2) - 12 months

(1) In 12M19, it considers R$8.0 billion extraordinary dividends paid on October 23, 2019; and

(2) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Preferred Shares - BBDC4


Buy
76.9%
Hold
15.4%
Sell
7.7%

Bradesco Shares

Share and ADR Performance (1)

In R$ (unless otherwise stated)	4Q19	3Q19	12M19	12M18	Variation % 4Q19 x 3Q19	Variation % 12M19 x 12M18
Recurring Net Income per Share	0.83	0.81	3.22	2.68	1.6	20.0
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	1.12	0.21	1.75	0.73	-	-
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	1.24	0.23	1.93	0.81	-	-

In R$ (unless otherwise stated)	Dec19	Sept19	Dec19	Dec18	Variation % Dec19 x Sept19	Variation % Dec19 x Dec18
Book Value per Common and Preferred Share	16.65	17.22	16.65	15.08	(3.3)	10.4
Last Trading Day Price – Common Shares	34.07	31.25	34.07	28.21	9.0	20.8
Last Trading Day Price – Preferred Shares	36.17	33.92	36.17	32.21	6.6	12.3
Last Trading Day Price – Common share ADR (US$)	8.68	7.57	8.68	7.23	14.7	20.0
Last Trading Day Price – Preferred share ADR (US$)	8.95	8.14	8.95	8.24	10.0	8.6
Market Capitalization (R$ million) (2)	282,075	261,708	282,075	242,606	7.8	16.3

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume


R$ million
427
470
505
511
531
622
647
704
684
928
1,223
161
155
193
233
292
326
320
352
354
522
734
266
315
312
278
239
296
327
352
330
406
489
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and
(2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


Base 100
633
308
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
BBDC4
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad


As % of Investors (%)
0.3
7.9
Dec19
91.8
Ownership of Capital (%)
19.9
34.8
Dec19
45.3
Domiciled Abroad
Companies
Individuals

Additional Information

Service Channels and Customers

	Dec19	Sept19	Dec18	Variation Dec19 x Sept19	Variation Dec19 x Dec18
Structural Information - Units					
Customer Service Points	80,222	79,198	76,122	1,024	4,100
- Branches	4,478	4,567	4,617	(89)	(139)
- PAs	3,997	3,891	3,816	106	181
- PAEs	874	884	907	(10)	(33)
- Banco24Horas Network	14,763	14,028	12,697	735	2,066
- Bradesco Expresso (Correspondent Banks)	39,100	39,355	39,100	(255)	-
- Bradesco Financiamentos	16,938	16,402	14,912	536	2,026
- Losango	58	58	60	-	(2)
- Branches, Subsidiaries and Representation Office, Abroad	14	13	13	1	1
ATMs	57,720	57,503	58,099	217	(379)
- Onsite Network - Bradesco	33,900	34,279	34,997	(379)	(1,097)
- Banco24Horas Network	23,820	23,224	23,102	596	718
Employees	97,329	99,272	98,605	(1,943)	(1,276)
Outsourced Employees and Interns	15,078	14,962	15,013	116	65
Customers - In millions					
Total Customers (1)	72.0	71.6	71.2	0.4	0.8
Account Holders (2)	30.1	29.6	28.3	0.5	1.8
Savings Accounts	63.9	59.9	63.5	4.0	0.4
Insurance Group (1)	28.7	28.5	27.7	0.2	1.0
Policyholders	47.2	45.9	46.5	1.3	0.7
Pension Plan Participants	2.9	2.9	3.0	-	(0.1)
Capitalization Bond Customers	2.7	2.7	2.7	-	-
Bradesco Financiamentos	1.3	1.3	1.2	-	0.1

(1) It excludes overlap of clients; and
(2) It includes salary account.

Market Share of the Branches

Region	Dec19 Bradesco	Dec19 Market Share	Sept19 Bradesco	Sept19 Market Share	Dec18 Bradesco	Dec18 Market Share
North	255	23.3%	260	23.7%	263	23.9%
Northeast	829	25.7%	841	26.0%	852	25.3%
Midwest	368	22.5%	373	22.6%	378	22.2%
Southeast	2,336	23.2%	2,382	23.2%	2,397	22.6%
South	690	18.7%	711	19.2%	727	19.1%
Total	**4,478**	**22.7%**	**4,567**	**22.9%**	**4,617**	**22.4%**

Additional Information

Market Share in relation to the Market - %

	Dec19	Sept19	Dec18
Bacen			
Bank			
Demand Deposits	N/A	12.0	12.7
Savings Deposits	N/A	13.2	13.8
Time Deposits	N/A	13.0	13.9
Loans	12.2	12.3	11.5
Loans - Private Institutions	23.1	23.8	23.6
Loans - Vehicles Individuals (CDC + Leasing)	14.2	14.2	13.8
Payroll-Deductible Loans	16.4	16.2	15.3
Social Security Institute (INSS)	21.2	20.8	19.7
Private Sector	16.5	16.1	15.6
Public Sector	13.4	13.2	12.3
Real Estate Financing	8.1	8.4	8.1
Consortia			
Real Estate	27.2 (1)	27.6	28.7
Auto	33.5 (1)	33.4	32.5
Trucks, Tractors and Agricultural Implements	20.5 (1)	20.2	18.3
Internacional Area			
Export Market	24.0	22.8	24.1
Import Market	23.9	24.1	24.4
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	23.9 (1)	24.0	24.9
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.5 (1)	23.5	24.2
Life/Personal Accident Insurance Premiums	20.0 (1)	20.1	19.0
Auto/P&C Insurance Premiums	7.8 (1)	7.9	7.9
Auto/Optional Third-Party Liability Insurance Premiums	11.5 (1)	11.6	11.1
Health Insurance Premiums	52.4 (1)	52.2	52.1
Income from Pension Plan Contributions (excluding VGBL)	27.8 (1)	28.7	31.5
Capitalization Bond Income	27.0 (1)	27.3	29.5
Technical provisions for insurance, pension plans and capitalization bonds	24.3 (1)	24.5	25.6
Income from VGBL Premiums	21.9 (1)	21.8	24.3
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	25.8 (1)	26.5	26.0
Pension Plan Investment Portfolios (including VGBL)	25.2 (1)	25.4	26.7
Anbima			
Investment Funds and Managed Portfolios	18.6	19.3	20.5
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	32.1	31.9	31.6
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	20.7	19.3

(1) Reference Date: November 2019; and
N/A – Not available.

Additional Information

Ratings

Fitch Ratings

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody's Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global (1)						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale		National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) In December 2019, there was a review from the perspective of the ratings on a global scale of Bradesco from stable to positive, following the same review from the perspective on the rating of Brazil (sovereign). On the same occasion, the ratings of global scale were reaffirmed.

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide the dissemination of the risk culture to all the employees at every level of the Organization, from business areas to the Board of Directors.

Our risk management and capital management structures have policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes, and systems, as well as the extent of its exposure to risk. They also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making. The most notable amongst these are: the Integrated Risk Management and Capital Allocation Committee, which aims to advise the Board of Directors on the fulfillment of its duties, related to the management policy and to the risk exposure limits policy, and assure within our scope the fulfillment of the processes, policies, related rules, and regulations and laws applicable to our Organization; and the Risk Committee, whose main purpose is to assess the structure of our risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks, capital, internal controls and compliance.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website at bradescori.com.br.

Capital Management

We have a department responsible for Capital Management, subordinated to the Controllership Department, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this Governance comprises Commissions, Executive Committees and Non-Statutory Committees who assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

We have a recovery plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (No. 4,502/16), available on the Investor Relations website at bradescori.com.br.

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15, amended by CNSP Resolutions No. 360/17, and No. 368/18, sets out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 209/09, amended by Normative Resolution No. 373/15, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Solvency Margin (SM).

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in November 2019 amounted to R$12 billion.

Basel Ratio

The table below shows the historical composition of the Reference Equity, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III Prudential Conglomerate							
R$ million	**Dec19**	**Sept19**	**June19**	**Mar19**	**Dec18**	**Sept18**	**June18**	**Mar18**
Calculation Basis								
Regulatory Capital	125,275	134,334	130,808	123,412	117,940	110,141	97,785	100,170
Tier I	100,832	108,818	105,448	98,370	90,322	80,344	74,794	78,206
Common Equity	91,272	99,031	95,843	88,944	81,090	75,036	69,589	73,101
Shareholders' Equity	133,723	138,313	133,636	126,674	121,121	115,670	113,039	113,776
Non-controlling/Other	106	230	163	152	170	108	108	186
Phase-in arrangements provided for Resolution No 4,192/13	(42,558)	(39,512)	(37,956)	(37,883)	(40,200)	(40,742)	(43,558)	(40,861)
Additional Capital (1)	9,560	9,787	9,605	9,427	9,232	5,308	5,205	5,105
Tier II	24,444	25,516	25,359	25,042	27,618	29,797	22,991	21,964
Subordinated Debt (according to Resolution No. 4,192/13)	21,324	22,280	22,363	21,988	22,417	23,212	16,594	16,313
Subordinated Debt (before Resolution No 4,192/13)	3,119	3,236	2,996	3,054	5,201	6,585	6,397	5,651
Risk-Weighted Assets (RWA)	**759,051**	**740,183**	**701,776**	**682,635**	**661,616**	**656,301**	**657,922**	**631,159**
Credit Risk	680,908	659,401	632,615	612,394	598,058	590,790	588,341	567,007
Operational Risk	64,572	64,572	57,494	57,494	53,151	53,151	53,510	53,510
Market Risk	13,571	16,210	11,668	12,747	10,407	12,360	16,071	10,642
Total Ratio	**16.5%**	**18.1%**	**18.6%**	**18.1%**	**17.8%**	**16.8%**	**14.9%**	**15.9%**
Tier I Capital	13.3%	14.7%	15.0%	14.4%	13.7%	12.2%	11.4%	12.4%
Common Equity	12.0%	13.4%	13.7%	13.0%	12.3%	11.4%	10.6%	11.6%
Additional Capital	1.3%	1.3%	1.4%	1.4%	1.4%	0.8%	0.8%	0.8%
Tier II Capital	3.2%	3.4%	3.6%	3.7%	4.2%	4.5%	3.5%	3.5%
Subordinated Debt (according to Resolution No. 4,192/13)	2.8%	3.0%	3.2%	3.2%	3.4%	3.5%	2.5%	2.6%
Subordinated Debt (before Resolution No 4,192/13)	0.4%	0.4%	0.4%	0.4%	0.8%	1.0%	1.0%	0.9%

(1) It includes subordinated perpetual debts issued in the 4Q18, in the amount of R$4.2 billion, that were approved and authorized by Central Bank.

Corporate Governance

Our Management comprises the Board of Directors, which is composed of eight directors and its Board of Executive Officers, with no fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, according to statutory provision.

Seven Committees advise the Board, which are statutory: (i) Audit; and (ii) Remuneration; and non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation – COGIRAC; (vi) Sustainability and Diversity; and (vii) Succession and Nomination. Various executive committees assist the activities of the Board of Executive Officers, all regulated by their own set of bylaws.

The Fiscal Council, a permanent supervisory body, comprises five effective members and their respective alternates. The preferred shareholders and non-controlling shareholders, holders of common shares are responsible for choosing two effective members and their respective alternates. Besides the Fiscal Council and the Audit Committee, we are submitted to Internal Audit which reports to the Board of Directors.

In 2001, we adhered voluntarily to Tier 1 of Corporate Governance of B3 and, in 2011, to the Code of Self-Regulation and Good Practices for Publicly-Held Companies – ABRASCA. Further information is available on Bradesco's Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance, Ethics and Integrity

The Compliance, Ethics and Integrity Programs include our managers, employees, interns, apprentices, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization in their daily interactions and decisions, eliciting our standards of conduct and ethics principles.

These principles are supported by codes, policies, standards, procedures, training programs for professionals and controls, and seek to promptly detect any actions considered as violations of the Code of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

These control mechanisms are objects of evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, and are supported by Committees subordinated to the Board of Directors, such as Integrity and Ethical Conduct, Integrated Risk Management and Capital Allocation.

Investor Relations area – IR

Our market relations department is responsible for disseminating the information regarding the financial economic performance of the Organization, as well as its governance structure, policies and practices. All this information is available on the website banco.bradesco/ri, among them, the Economic and Financial Analysis Report which provides an accurate analysis about the corporate accounting and Bradesco's Integrated Report, which shows a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, among other corporate information are available on the IR website.

Additionally, our Market Relations Department maintains a constant dialog with the market: in the quarter, we promoted 67 events with national and international investors, through conferences, meetings, conference calls and institutional presentations, with the participation of 1,715 investors in Brazil and abroad.

On November 13, we held the Bradesco APIMEC Day, for the first time at our headquarters in Osasco, counting on the participation of our Board of Directors, Executives, market analysts, clients, suppliers and investors in the capital market. The event was broadcast live in Portuguese, English and Libras (Brazilian sign language), and the replay is available on our Investor Relations website.

We also held meetings with APIMEC members and Individual investors in the cities of Brasilia, Belo Horizonte and Porto Alegre.

Closing the overall agenda of events, on December 17, we held the 6th edition of the Insurance Day, at our headquarters.

Social Actions

Fundação Bradesco

With a broad social and educational program in place for 63 years, Fundação Bradesco operates 40 schools across Brazil. In 2019, a budget preview of R$666.382 million benefit 90,198 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, the students enrolled in the Basic Education system, numbering over 41 thousand, also will receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), it also benefited 1,175,003 students through the e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in the program, and another 5,154 students will be benefited from projects and initiatives carried out in partnership with the Educa+Ação, and from courses and educational and information technology lectures.

Sustainability

Sustainability is among the drivers in the way we do business and manage the Organization. In this sense, the management of environmental, social and governance ("ASG" or "ESG", in the acronym in English) issues become key to our survival and growth in a context that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, customers and the society, we also contribute to the sustainable development of the country.

Our commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders and through adherence to incorporate initiatives and voluntary commitments, such as: Global Compact Initiatives, Goals of Sustainable Development (ODS), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Businesses for the Climate (EPC), Women's Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), among others.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee which meets quarterly and counts on members of the Board of Directors and of the Board of Executive Officers, including the Chief Executive Officer. The Committee's decisions are advised by the Sustainability Committee, an executive body composed by officers and managers from several areas, that guarantee the integrated application of the thematic to the businesses and operations, help on the execution of plans and do the project monitoring.

Strategic Pillars of Sustainability

Our sustainability strategy was revised and based on the Principles for Responsible Banking. Six pillars of operation were developed: Sustainable Business; Climate Change; Customer Relationship; Diversity; Innovation; and Private Social Investment.

More information can be found in the Integrated Report, available on the website: bradescori.com.br.

Performance in sustainability indexes and ASG ratings

We closed 2019 with advances in performance in environmental, social and governance (ASG) issues, being recognized by specialized indexes of stock exchanges and ASG rating agencies.

For the 14th time, we are present in the Dow Jones Sustainability Indices (DJSI), in the World and Emerging Markets portfolios, performing above the world average. We are the Brazilian private bank with the best performance in 2019.

Also, we integrated the Corporate Sustainability Index (ISE), of B3, for the 15th consecutive time.

In addition, our performance is also evaluated and ranked by: Vigeo Eires - Best EM Performers, FTSE4Good, Bloomberg Gender-Equality Index, ISS ESG Corporate Rating (Prime), MSCI ESG Index, Sustainalytics' ESG Ratings, among others.

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Independent Auditor's Report

Independent Reasonable Assurance Report on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were contracted by Banco Bradesco S.A. ("Bradesco") to present a report on the consolidated supplementary financial information of Banco Bradesco for the year ended December 31, 2019 and for the period then ended, in the form of reasonable assurance conclusion based on our work, described in this report, the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information".

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the consolidated supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the consolidated supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the consolidated supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the consolidated supplementary accounting information" paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the consolidated supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

Independent Reasonable Assurance Report on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of consolidated supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not the purposes of expressing a conclusion as to the effectiveness of Bradesco's internal control over the preparation and presentation of the consolidated supplementary accounting information. Our engagement also includes the assessment of the reasonableness of the consolidated supplementary accounting information, the appropriateness of the criteria applied by Bradesco in the preparation of such information included in the consolidated supplementary accounting information and the procedures and estimates used by Bradesco in the overall presentation of the consolidated supplementary accounting information. The reasonable assurance level is less than an audit.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed in the Report on Economic and Financial Analysis for the year ended December 31, 2019 and the period then ended on that date were prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements as of December 31, 2019 and the accounting information adjusted to criteria described in Note 4 of such consolidated financial statements, in order to facilitate additional analyzes, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the consolidated supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the consolidated supplementary accounting information" paragraph.

Osasco, February 04, 2020

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Accountant CRC 1SP214007/O-2

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Consolidated Financial Statements



2019

bradesco

Message to Shareholder

Dear shareholders,

The year 2019 will be marked in our history by a great loss: the death of Mr. Lázaro de Mello Brandão, President of the parent companies of Bradesco, at 93 years of age, 76 years of which he dedicated to the Organization. He leaves a legacy for the Brazilian financial system and to all who have had the opportunity to follow his work. We have him as a permanent reference of righteousness, strenght and wisdom.

2019 reaffirmed the assertiveness of the strategic planning and business model adopted, which, with the commitment of our teams, we fulfilled the proposed objectives.

We are a Relationship Bank. This is our identity, our reality. To be the first Bank and Insurer of customers, offering the best products and services, both physically and in digital, providing a simplified, practical and safe journey, is our purpose.

We build relationships of trust with our customers, establishing a partnership to understand each person's moment of life, identifying needs, creating opportunities and participating in their achievements. This is the spirit, this is our way of doing things and being a Bank.

We are aware of the constant changes and we adapt to the different scenarios, working efficiently to anticipate technological advances, focusing on the continuity of our business.

2020 presents new challenges, but we are aware and well prepared to overcome them, in order to generate value for shareholders and for society. We have confidence in the potential of Brazil and the ability of its people and we seek to contribute to its economic and social growth. We live in a country of opportunities and we are excited not only about what Brazil is today, but what it can be in the future.

On behalf of Bradesco, I would like to thank our shareholders and customers for their support, trust and preference with which they have distinguished us.

The following are the main achievements and results obtained by the Bradesco Organization in the fiscal year.

Enjoy reading!

Cidade de Deus, February 4, 2020

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

Management Report

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on December 31, 2019, in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Highlights of 2019

BAC Florida: on May 6, we signed the Share Purchase Agreement for the acquisition of BAC Florida Bank ("BAC"), BAC Florida Investments Corp ("BFI") and BAC Global Advisors ("BGA"). BAC provides commercial bank services, such as opening of checking accounts, real estate financing, credit cards, among others. BFI and BGA provide financial advice and brokerage services, such as management of financial assets and trading of securities and investments funds traded in the USA. Subject to the approval of the competent American regulatory bodies and to the fulfillment of legal formalities, the operation reaffirms Bradesco's objectives to strengthen its presence and activity in different markets, which can benefit its clients, offering investment and other banking services in the USA to its high net worth clients (Prime) and to the Private Bank, increasing, therefore, efficiency gains and in scale, in addition to adding value to its shareholders.

Cards: in a Special Shareholders' Meeting, held on August 30, 2019, the proposal of merger, by Bradesco, of Banco Bradesco Cartões S.A., a wholly-owned subsidiary of the Company, was approved. The operation was aimed at corporate restructuring with the aim of obtaining greater synergy and operational efficiency, consolidating the business strategy to operate the portfolio of cards/account holders in a single legal entity and simplifying the communication with account holders and with the Market. The Central Bank of Brazil approved the operation on November 28, 2019.

Ágora Investimentos (Investments): the most recent of the Bank's initiative demonstrates dexterity and flexibility in the age of innovation. Ágora, the "investment house" of our clients, was revitalized to become a digital and open investment platform, offering all clients the best options of own and third party investments available in the market and compatible with their risk profile, objectives and liquidity, in addition to financial advisory services specialized for customers to do their investments with assertiveness, speed, convenience and reliability. Assuming the retail operations (for individuals and legal entities), it offers the portfolio of BRAM – Bradesco Asset Management and the better third party products.

Recurring Net Income: with the net income of 2019, we reached an annualized return on average equity (ROAE) of 20.6%. Profit growth of 20.0% reflects the good performance of the operating incomes, driven by the positive performance of the net interest income and the lowest expenses with Expanded ALL, as well as the higher fee and commission income and income from insurance, pension plans and capitalization bonds. Such factors offset the growth of operating expenses, whose development is mostly arises from the variable expenses.


19.0%
20.6%
21,564
25,887
2018
2019
Recurring Net Income - R$ million
Annualized Return on Average Equity (ROAE) - %

2. Economic comment

In 2019, important steps were taken concerning the agenda of structural reforms in Brazil, mainly through the pension reform. Issues such as the improvement of the business environment, the reduction of the complexity of taxation, the expansion of infrastructure and the quality of education are on the radar. Bradesco believes that addressing these issues will contribute to increase productive efficiency, in an environment in which the private sector will be the protagonist of the cycle of economic expansion that has already begun. At the same time, such advances will contribute to increase the competitiveness of the productive sector in the face of international competition that is increasingly intense.

Brazil is in a favorable position to sustain this cycle, which will be driven by consumption and investments. The financial conditions should remain favorable, reflecting credible economic policies and inflation rates without significant pressures, besides the improvement in perceptions of the agents regarding structural advances. Companies are deleveraged and have expanded access to sources of financing, such as the capital market. The commitment of family income and delinquency are at low levels. National entrepreneurship continues with high capability of adaptation and innovation.

Under this scenario, the national financial sector should be relevant and have a constructive role to ensure that the sustainable growth of the GDP continues over the next few years.

Maintaining the agenda of structural reforms is fundamental to face challenges in the international scenario. Advances and setbacks alternated in the global trade issue throughout 2019, increasing the volatility in the financial markets. However, the USA and China reached a first agreement at the beginning of this year, which contributed towards reducing the risks to global growth in the coming quarters. In this perspective, the cycle of monetary loosening in the major economies should be interrupted, even if they are not seen as movements of normalization of interest rates in predictable horizons.

3. Strategic focus

Our mission is to contribute towards the fulfillment of individuals and for sustainable development, by offering solutions, products and financial and insurance services, amply diversified and accessible. We serve all audiences with the goal of being the preferential option of the client, both in the physical world as well as in the digital (bank and insurer) offering a differentiated experience by providing efficient performance in all segments of the market.

We are aware and prepared to capture opportunities, facing challenges and continuing to generate value for shareholders and the society. Our business model, which combines the banking activities to those of insurance, diversifies our sources of results and ensures solidity. With scale and capillarity, a broad portfolio, a segmented structure of customer service and significant contributions in technology and innovation, we have deepened the relationship with all profiles of customers, offering customized solutions and making the experience with Bradesco the synonym of convenience, security and speed. In addition, we have developed proposals to meet future needs of our customers.

The strategy and vision for the future of Bradesco are founded on four pillars that guide our trajectory:

- Customer Relationship;
- Sustainable growth with profitability;
- Efficiency and innovation; and
- Human Capital.

We are committed to efficiency and cost reduction of processes and operations, essential to improve our financial and socio-environmental results, in order to accelerate the necessary changes to improve the client experience, anticipate their needs and offer products and services appropriate to their life stages.

We have a structure of customer service, present in all regions of Brazil and in strategic locations abroad, adapted to the potential of each location and we review their characteristics constantly so they remain appropriate. We guarantee that different behaviors of the profiles that we serve are accommodated more

Management Report

adequately: physically and/or digitally and for the digital native. In addition, we have invested in the digital model, because we believe that technology has the purpose of bringing us closer to our main goals, of being useful, simple and friendly.

In addition to the actions directed to the client who is a current account holder, we have an area dedicated to relationship and to improve the services to clients who are non-account holders, which add great value to the Organization.

For legal entities, the Bank offers the best options for the conduction of business, with more appropriate service offers and financial solutions to their needs and compatible profitability for each segment.

We are committed to grow in a diversified and sustainable manner, generating value to all stakeholders through the best balance between risk and return, fundamental aspects for the business continuity of the Organization.

The basis of our strategy is grounded on people who work here. In this way, we seek to enhance the ability to attract, train and retain talents. We highlight the importance of people management for the implementation of the corporate strategy of Bradesco Organization that directs and orients their leaderships for a modern conduct aligned to the new employment market needs, with the objective of ensuring diversified results, a solid balance sheet and consistent profitability.

4. Sustainability for Bradesco

Sustainability is among the drivers in the way we do business and manage the Organization. In this sense, the management of environmental, social and governance issues become key to Bradesco's survival and growth in a context that is increasingly dynamic and challenging.

As we seek to generate shared and long-term value for shareholders, investors, employees, suppliers, customers and the society, we also contribute to the sustainable development of the Country.

Among the actions and results of the last year, in addition to the indicators of the previous periods, we highlight:

- **Principles for Responsible Banking (PRB):** we signed the commitment promoted by the United Nations (UN), that seeks to accelerate the contribution of the sector for the Sustainable Development Goals (SDG) and for the Paris Climate Agreement. In addition to being signatory, Bradesco is the only Brazilian institution to take part in the elaboration of the Principles;

- **Sustainability Strategic Pillars:** Bradesco's sustainability strategy was revised and based on the Principles for Responsible Banking. Six pillars of operation were developed: Sustainable Business; Climate Change; Customer Relationship; Diversity; Innovation; and Private Social Investment.

- **New York Stock Exchange Sustainability Index:** for the fourteenth time, we are present in the Dow Jones Sustainability Indices – DJSI, in the World and Emerging Markets portfolios, with performance above the world average and featuring in the themes of Financial Inclusion, Citizenship and Corporate Philanthropy, Social Reporting and Environmental Reporting;

- **Sustainability Indexes of B3 – Brasil, Bolsa, Balcão:** we have integrated, for the fifteenth consecutive edition, the Corporate Sustainability Index – ISE, of B3. In the latest, Bradesco featured in topics, such as Management of Economic Performance, Respect for Privacy and Use of Information, Risk Management and Opportunities related to Climate Change and Relationship with the Community; and

- ***Ratings* of Environmental, Social and Governance performance – ASG:** we were also selected to compose the VigeoEires – Best EM Performers, FTSE4Good, Index of Gender Equality of Bloomberg, ISS ESG Corporate Rating (Prime), MSCI ESG Index, Sustainalytics' ESG Ratings, among others.

More information about initiatives and the ASG performance of the Organization can be consulted on the website banco.bradesco/ri.

Management Report

5. Results for the year

We recorded a book net income of R$22.6 billion in 2019, equivalent to R$2.81 per share, and with an annualized return on average equity of 18.0%. The annualized return on average total assets was 1.7%.

To the shareholders, in terms of Interest on Shareholders' Equity and Dividends, we allocated R$15.9 billion, in gross values, paid on a monthly, intermediary and supplementary basis, wherein R$8.0 billion is related to extraordinary dividends, with payment on October 23, 2019, using part of the account balance "Profit Reserve – Statutory". Thus, R$2.08 (R$1.93 net of withheld Income Tax), were assigned, which include the additional 10% for each preferred share regarding the common shares, and R$1.89 (R$1.75 net of withheld Income Tax) for each common share. By the end of 2019, including the extraordinary dividends, we recorded a gross payout of 73.9% of the fiscal year accounting income (68.8% net of withheld Income Tax).

By the end of 2019, the market capitalization of Bradesco reached R$282.1 billion, which is equivalent to 2.1 times the Shareholders' Equity, having a growth of 16.3% in comparison with 2018. The calculation is based on the listing of the shares on stock exchanges and also reflects the relevancy of the intangible access of the Organization perceived by investors and remaining stakeholders.

The taxes and contributions including pensions, paid or provisioned, throughout the 12 months of the year, stood at R$30.9 billion, of which R$14.4 billion is related to taxes withheld and collected from third parties, and R$16.5 billion calculated based on the activities developed by the Bradesco Organization, corresponding to 73.2% of the book net income.

Capital, reserves and subordinated debt

At the close of the fiscal year, we highlight:

R$75.1 billion totaled the Capital Stock subscribed and paid in;

R$52.4 billion totaled the Equity Reserves; and

R$133.7 billion was the Shareholders' Equity with a growth of 10.4% in the year, representing 9.8% of Total Assets, that amounted to R$1.4 trillion. The book value per share was of R$16.65.

The Basel Ratio, in December 2019, reached 16.5%, which is therefore higher than the minimum of 11.5% regulated by Resolution No. 4,193/13, of the National Monetary Council, according to the Basel Committee. Regarding the Reference Equity, the fixed asset ratio reached 38.3% in the Prudential Consolidated, falling under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

Subordinated debt amounted to, at the end of the fiscal year, R$49.3 billion (R$11.1 billion abroad and R$38.2 billion in Brazil), of which R$34.0 billion were considered eligible as regulatory capital and included the Reference Equity.

Management Report

We highlight below a summary of our financial information:

R$ million	Dec19
Statement of Financial Position - Selected Data	
Securities	**609,539**
Available-for-Sale	261,892
Trading	250,571
Held-to-maturity [(1)]	97,075
Expanded Loans Portfolio [(2)]	**604,953**
Total Assets under Management	**2,211,761**
Funds Raised	1,000,818
Assets under Management	1,210,943
Total Deposits	**368,204**
Time Deposits	214,766
Savings Deposits	114,178
Demand Deposits	38,890
Interbank Deposits	370
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	**274,765**
Subordinated Debt	**49,314**
Brazil	38,186
Overseas	11,128
Funds from Issuance of Securities	**170,728**
Brazil	167,352
Overseas	3,376
Tax Payments and Collection and Related Charges	**712**
Working Capital	**105,888**
Borrowings and Onlendings	**51,743**
Brazil	22,471
Overseas	29,272
Exchange Portfolio	**15,489**
Securities sold under agreements to repurchase	**174,100**
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days [(3)] / Loan Portfolio) - %	3.3

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that is has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";

(2) Besides the Loan portfolio – Brazilian Central Bank (Bacen) concept includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit; and

(3) Overdue loans.

Capital Management

The capital management structure is composed by Committees and Commissions that provide support to the Board of Executive Officers and the Board of Directors in decision-making. The sufficiency assessment of capital is conducted in order to ensure that the Organization maintains adequate levels of capital to support and assist the development of its activities and to address the risks incurred, taking into account the strategic defined objectives. It adopts a forward-looking vision, which aims to anticipate possible changes in regulatory and market conditions.

Management Report

6. Clients

The customer is the reason for our existence. During our 76 years in operation, we have perfected the customer services and the way we interact with customers. We walk in the light of their needs and preferences, identifying their moment of life, understanding their plans and goals, so that we are part of their achievements.

To meet the highest number of people, thereby fulfilling our goals, such as democratizing access to products and services, encouraging the process of financial inclusion, access to banking services, social mobility and entrepreneurship. We do not make distinctions, we supply every client with the same level of excellence, we are aware of the purposes of each profile and we have improved continuously in the way we provide services, with the scale and diversification as differentials of our acting model. These values extend to clients who are non-account holders, due to their significance and the potential of growing their business.

We have segmented the structure, for both individuals and legal entities, offering flexibility and convenience in all areas in which we operate, ensuring the client's trajectory.

Our base was composed of 72.0 million clients at the end of the period.

Client Segmentation
Corporations
Bradesco Large Corporate - Large companies, with annual revenues of more than R$4 billion.
Bradesco Corporate - Large companies, with annual revenues between R$500 million and R$4 billion.
Bradesco Corporate One - Companies with annual revenue between R$30 million and R$500 million (Corporate Branches) and as from R$15 million (Corporate Spaces).
Bradesco Varejo (Companies and Businesses) - Companies with annual revenues of up to R$30 million.
Institutional - Asset Management, Pension Funds and Securities Brokers.
Individuals
Bradesco Private Bank - Clients with availability for investments from R$5 million.
Bradesco Prime - Clients with monthly income from R$10 thousand or availability of investment from R$100 thousand.
Varejo Exclusive - Clients with a monthly income between R$4 thousand and R$9,999.99, or availability of investment from R$40 thousand.
Varejo Classic - Clients with a monthly income of up to R$ 3,999.99.
Non-account Holders
Non-account holders - Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

7. Technology and Innovation

As one of the largest investors and users of technology, a pioneering company in innovation, we are attentive to improve customer experience and internal processes. In this sense, we invest R$6.242 billion per year in the technological part, following strategic guidelines to enable growth, increase efficiency, manage risks and transform the organization.

To expedite deliveries of fluid journeys, we intensify the use of the agile model with multi-functional teams, creating solutions using innovative technologies, such as artificial intelligence, algorithms, micro services and cloud. For example, in 2019, in the environment of Next, more than 2,100 functions were delivered, increasing the volume of transactions by 121% in comparison to 2018.

Combining the quest for efficiency and convenience, we invested in the increasing digitalization of products and services in multi-platform environments. Currently, through cell phones, we have 17.1 million digital account holders, who can perform operations, such as: simulation and acquisition of real estate loans, payments by contactless and purchase of consortia.

Connecting people and businesses, we have expanded our solution of Open Banking for corporate clients with an Individual Micro-entrepreneur profile – MEI, enabling the opening of an account totally digital and secure. The process is done on the mobile application Bradesco Net Empresa, including the submission of

Management Report

documentation and the choice of the relationship Branch. Last year, we had the opening of more than 362 thousand new accounts by cell phone.

Changing constantly the way we operate and interact with clients and employees, we emphasize the evolution of our BIA platform – Bradesco Artificial Intelligence, with 268.6 million interactions, of which 93.9 million are done on WhatsApp, where we offer the expansion of transactional services, such as balance check, balance transfer and payment operations in our own channels and in partner channels, such as Facebook Messenger, Google Assistant, Amazon Alexa and Apple Business Chat. In addition, through BIA, employees of the Organization can clarify doubts on any matter related to human resources.

To support the growth of our transactions and records, like the 50 million transactions/day by cell phone on Black Friday, we have an infrastructure that is in continuous evolution. We were the first company in the Americas and the second in the world to install the newest large computer from IBM – z15-Mainframe, which has greater performance and security in the processing of transactions in hybrid environments, and we were also the first Bank in Latin America to have a speed of up to 400GB of fiber optic transmission in the primary data center, with performance 10 times higher.

In this year, we also highlight:

- **Digital portfolios for all smart phones** – we supply the most complete solution for mobile payments, offering the use of Apple Pay, Samsung Pay, Google Pay and QR Code;
- **Use of OCR technologies** – Optical Character Recognition and RPA – Robotic Process Automation, which allied with cognitive intelligence, enable efficiency gains and automation of various operational processes;
- **Use of models of algorithms and machine learning**, improving the provision of limits to customers, evolving in the accuracy of evaluating the public prone to purchase, resulting in an increase of 51% in the rate of conversion of clients in the mobile channel;
- **Capillarity** – 33,900 modern ATM available, 4,439 with instant deposit and recycling of bank notes in addition to the other 159 that offer selling of US dollar and euro;
- **Biometrics** – in addition to the biometric identification of the palm of the hand in self-service machines, customers rely on another factor of security for transactions, voice biometrics. Technology has as main function the identification of the human voice, which has unique characteristics, preventing fraud;
- We implemented **Integra RH**, a platform that gathers all the tools that our employees need to become the protagonist of their career and to determine their trajectory;
- We have incremented security into our channels with the use of the cognitive intelligence technology Watson, to identify and deal with potential threats suffered by customers; and
- We invested, continuously, in our innovation platform, inovabra, that promote internal and external entrepreneurship through connections and partnerships based on the collaboration between the Bank and businesses, startups, mentors and investors, national and international, with more than 190 startups in our space habitat. The ecosystem is composed by: startups, habitat, hub, ventures, international, lab, centers and artificial intelligence.

8. Service Structure

Present throughout Brazil and in strategic locations abroad, our Service Network is wide and constantly updated, providing a modern structure, offering practical services in all segments we operate.

Customer Service Points

By the end of the fiscal year, we recorded 80,222 points, distributed according to the following:

	Dec19
Structural Information - Units	
Customer Service Points	**80,222**
- Branches	4,478
- PAs	3,997
- PAEs	874
- Banco24Horas Network	14,763
- Bradesco Expresso (Correspondent Banks)	39,100
- Bradesco Financiamentos (Correspondent Banks)	16,938
Payroll-deductible loans	16,120
Vehicle Financing	818
- Losango	58
- Branches, Subsidiaries and Representative Office Abroad	14
ATMs	**57,720**
- Onsite Network - Bradesco	33,900
- Banco24Horas Network	23,820

Digital Channels

Aiming at the convenience, practicality and security for clients, we know that provide a modern and broad physical structure is not enough, so, we offer various products and services in any place and time through Digital Channels – Internet Banking, mobile app, ATM, Social Networks and *Fone Fácil*. Currently, these medias represent 96% of all transactions carried out in Bradesco, highlighting mobile services.

Digital Platforms

We have eight large Digital Platforms serving clients of the Exclusive and Prime sectors, invited or that have requested migration for the units because of their relationship profile. Currently, we supply 315 thousand clients, with 198 thousand clients in the Exclusive and 117 thousand clients in the Prime. We count, still, with the Digital Branch Bradesco Private Bank, with 2,935 clients.

Accessibility

Attentive to our values and mission, which include the access and inclusion democratization, we were pioneers in 1998 in offering several accessibility solutions, products and services that guarantee more autonomy and independence to the clients with hearing, physical, visual and intellectual impairments. Among them: Mouse Virtual, Virtual Vision, Tutoring in Brazilian Sign Language (Libras), Braille Kit, Enlarged Font, Bank's WebLibras Home Page and we innovate by providing withdrawal in Libras assisted by the Iris – Digital Brazilian Sign Language Interpreter of Bradesco.

As a highlight, we have the Bradesco Digital Libras, which provides quality and assertive services to the public with hearing disabilities, expanding their relationship with the Bank. The employees provide the initial services and connect the client to the digital interpreter.

Management Report

International Area

In 2019, Bradesco maintained its leading position in foreign exchange and trade businesses. The company holds the first position in the exports, imports and foreign trade ranking (Trade Finance).

We act in the main regions of Brazil through 12 specialized operational units and 18 service points located in the Corporate segment.

Abroad, we count on 3 Branches, 9 Subsidiaries and 2 representative offices, in addition to an extensive corresponding bank network.

Overseas Network

Branches	
New York	Banco Bradesco S.A.
Grand Cayman	Banco Bradesco S.A.
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Representative Office	
Miami	Banco Bradesco S.A.
Hong Kong	Banco Bradesco S.A.

next, our digital bank

Next is a complete and 100% digital bank, with unlimited and free services, including transfers, TED/DOC (EWT/WT), withdrawals and much more. It was devised with the mission of transforming the relationship of the hyper-connected public with money, complementing the ecosystem of solutions of the Bradesco Organization and addressing a new market.

To provide innovative and integrated solutions to the purposes of the customers, it counts on a sophisticated platform. It is also a major hub of connection between financial and non-financial services and has a broad base of partners with special offers, such as discounts and advantages in applications of transport, restaurants and many others.

It ended 2019 with 1.8 million accounts, in which in December it leaped to an average of 10 thousand new accounts/day and processed 126 million transactions in the last quarter. It is worth noting that around 77% of these clients were not current account holders of Bradesco, proving the potential of the attractiveness of a new profile of client.

Management Report

9. Products and Services

Insurance

Through Grupo Bradesco Seguros, leader in the Brazilian and Latin America market, we operate in the services offer that include solutions in Life, Health, Dental, Home, Auto Insurance, Property & Casualty and Private Pension Plans and Capitalization Bonds.

Its modern structure, which is composed of digital channels, active brokers network, Bradesco Bank Branches and service centers, enables us to work with a broad product portfolio.

R$ million	Dec19
Grupo Bradesco Seguros Indicators	
Recurring Net Income	7,451
Annualized Return on Average Equity (ROAE) - %	23.5%
Shareholders' Equity	38,614
Total Assets	325,885
Free Investments and the Cover of Technical Provisions.	306,876
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	274,765
Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization.	77,668
Indemnities, Draw s and Redemptions Paid	59,509

Cards

We have the most complete means of payment solutions line of the Country and work with the main cards, like Elo, Visa, Mastercard and American Express, in addition to Private Label in partnership with important companies. Bradescard México, our business unit abroad, keeps highlighted a partnership with the store network C&A, among other relevant to the local market.

We are also well positioned in payment methods with relevant market participations such as Cielo (30.06%) and, through Elopar (50.01%), an investment holding company which investments include Alelo (benefit cards, pre-paid and money card), Livelo (coalition loyalty program), as well as participations in Elo Serviços (brand) and Banco CBSS (credit card issuance and other financial products) and Veloe – mobility and tolls company.

Accompanying the technological development and the quest for convenience that customers need, we are offering new services via the Cards app on the cell phone, including a journey for registration, in addition to the security key integrated to all of the existing features, providing a major advance in user experience.

R$205.8 billion in Credit Card transactions in the period.

R$7.4 billion in Fee and Commission Income.

Management Report

Loan Operations

Our policy guides management actions and is constantly updated and consistent with the economic reality. We follow with the expansion and diversification of offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans or direct financing or in strategic partnerships with the various business chains.

Some of the highlighted lines:

Consumer Financing: includes a representative portion of the loan operations intended to individuals, through personal loans, payroll-deductible loans, vehicle financing and credit card. Lines that encourage consumption and consequently stimulate increased economic activity;

For companies: working capital items, advances on receivables and financing of goods focused on small- and medium-sized enterprises enable the growth of the economic activity and the creation of jobs;

Bradesco Corporate: leader in assets in Brazilian Market for large corporates and medium-sized enterprises, with complete solutions for different needs and corporate sectors;

Agribusiness: we are featured among the largest agribusiness financiers, offering solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Real Estate Financing: one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers. In 2019, we maintained a leadership position in the ranking of real estate loans as the private Bank which granted more credit, according to the Brazilian Association of Real Estate Loans and Savings Companies – Abecip; and

Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings.

Below is the balance of the main portfolios:

R$605.0 billion on loan operations by the end of year, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;

R$36.8 billion was the consolidated balance of the allowance for loan losses, considering a complementary provision of R$6.9 billion, calculated based on the models of provisioning centered on statistical models that capture historical, current and prospective data;

R$160.0 billion in operations intended to consumer financing; which includes the amount of R$63.0 billion in Payroll-Deductible Loans with 9.0 million active contracts by the end of the fiscal year;

R$61.2 billion was the balance in the Real Estate Financing portfolio, whereby R$44.3 billion was intended for individuals and R$16.9 billion for the companies, totaling 219,251 units financed;

R$14.1 billion in applications on agribusiness by the end of the fiscal year; and

R$22.5 billion amounted to the balance of onlending portfolios, with 196,017 agreements.

Management Report

Credit policy and portfolio quality

The credit policy allows diversified business transactions to be made in a quick way, pulverized, by appropriate collateral and intended for people and legitimate companies and of proven solvency. Thus, we seek to, constantly, ensure the adequate profitability and liquidity of invested assets, using specialized systems for Credit Scoring, that back of the decision-making process with specific standards of safety and assertiveness in the environment of the Branches.

Due to the constant improvement of the models and concession and monitoring policies, in addition to the option of more secure credit modalities, such as payroll loans and housing loans, the quality of the credit portfolio showed an improvement in 2019.

Loan Recovery

In 2019, we further strengthened our loan recovery actions, seeking to decrease the delinquency ratios and, at the same time, keep the relationship with our clients.

With the constant update of statistical models and analytical strategies, we segment the delinquent clients according to levels of risk and propensity to pay, maximizing return in the recovery.

The investment in technology keeps expanding our communication channels, allowing operation through Digital means, Network of Branches, Call Centers and Friendly and Judicial Collection Offices. Also, specialized regional teams tailor their operations on the most significant cases, fulfilling the cycle with our Committees and Recovery Commissions.

R$7.9 billion in loans were recovered, 10.7% higher than in the previous year.

Consortia

We offer a complete product and service portfolio, for clients who are account holders or non-account holders, through Bradesco Consórcios (consortia), with an integrated platform for the marketing of solutions in synergy with the Network Bank Branches and digital platforms, which ensures our leadership on the Auto, Truck and Real Estate sectors.

R$23.4 billion in revenue in the fiscal year, totaling R$81.1 billion accrued in 2019.

R$1.9 billion in Fee and Commission Income.

542,653 new quotas sold in the year, totaling 1,616,675 active quotas accrued in 2019.

Financing

Acting as the Financing Institution of the Bradesco Organization, Bradesco Financiamentos offers lines of credit in the CDC – Consumer Credit and Leasing modes for the acquisition of light vehicles, motorcycles, trucks, buses, machines and implements, through a wide network of partners, formed by retailers and dealers distributed throughout Brazil. It also offers Consigned Credit to retirees and INSS (National Institute of Social Security) pensioners and civil servants – Federal, State, and Municipal –, and Armed Forces, with service throughout Brazil by a wide and diverse set of Bank Correspondents duly accredited.

R$1.2 billion in Net Profit in the year.

R$51.7 billion in Consolidated Assets.

R$35.7 billion represented the balance of credit operations.

Management Report

Investment Bank

Through Banco Bradesco BBI, which operates as the Investment Bank of the Organization, we advised clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance.

The Global Markets area, responsible for the securities and for the institutional client relationship, has a highly qualified team and research team covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

R$236.6 billion was the amount recorded for 191 investment banking transactions.

Asset Management

Through BRAM – Bradesco Asset Management, one of the market leaders in both volume under management and innovation, we provide solutions for differentiated and appropriate investments for all the profiles that we serve, to guarantee excellence in service quality.

It acts in multiple customer segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and Abroad, and various Family Offices.

R$627.9 billion in investment funds and managed portfolios under its management accrued in the fiscal year.

Complete Investment Platform

Our Complete Investment Platform is a value proposition based on 3 pillars: product portfolio and recommended portfolios in an open platform that allows access to any product of the market regardless of the originator and issuer, as well as curator of investments, which will recommend the best combination of products in view of the objectives, needs and profiles of customers; specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions, in order to meet the needs of our investor clients, account holders and non-account holders, according to their life stages, equity and profile, in different service channels; and leading edge digital trading platforms that allow quick, easy and complete access to customers.

The investment management platform, in addition to using the services of the branch network managers, also comprises an investment specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension. The clients also benefit from suggested portfolios, which combine a diversity of financial products and are established monthly, based on the domestic and international market perspectives.

For purposes of convenience, it is possible to invest by Internet Banking, mobile app, telephone, chat, among others, whereby operations and investment advice can be made.

Ágora Investimentos and Bradesco Corretora, with a prominent position in the market, are ready to advise investor clients on operations of the domestic and foreign capital markets, notably fixed income, equity (shares and derivatives), investment funds, Structured Operations Certificate (COE), future markets and public offering (fixed income and shares) issued by the bank and by third parties. They also offer wide analysis coverage to companies and sectors, in partnership with Bradesco BBI. Ágora Investimentos is the platform dedicated to individuals and Bradesco Corretora is the platform dedicated to institutional investors.

The new platform of Ágora, easy and intuitive, favors user experience and can be used via the website or app on the cell phone. Customers begin the relationship by doing the 100% digital registration and they can do the asset management, make investments in the stock market, fixed income securities, debentures, funds of renowned managers and in *Tesouro Direto* (Government or Treasury Bonds), with exclusive content to support them.

Abroad, through Bradesco Securities units, the Organization operates in the North American, European and Chinese markets, mediating shares, by means of ADRs, as well as shares listed on the local stock exchanges, operating in the distribution of public and private securities for investors.

Management Report

Capital Market Solutions

We offer a broad range of solutions and services through a modern infrastructure and specialized professionals. Among the main options, are the following:

- **Fiduciary Management for Funds, Investment Clubs and Managed Portfolios**

R$1.001 trillion attributable to equity holders of the Banco Bradesco and BEM – Distribuidora de Títulos e Valores Mobiliários em Fundos de Investimento, Carteiras e Clubes de Investimentos.

- **Qualified Custody of Securities For Investors and Issuers**

R$1.855 trillion in assets under client custody;

R$2.611 trillion in assets under controllership; and

R$202.016 billion in market value, related to 28 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

- **Bookkeeping of Securities and Depositary**

238 member companies of the Bradesco Book-entry Stock System, with 6.3 million shareholders;

448 companies with 696 issues in the Bradesco's Book-Entry debentures system, with a market value of R$618.7 billion;

963 investment funds in the Bradesco Book-Entry Quotas System value of R$89.4 billion; and

33 BDR (Brazilian Depositary Receipts) programs managed, with a market value of R$973.6 million.

- **Depositary (Escrow Account- Trustee)**

23,654 contracts, with a financial volume of R$14.1 billion.

Cash Management Solutions

In 2019, we became the most prestigious brand in Cash Management Solutions in the perception of customers and we were elected as the Best Bank for Cash Management in Brazil – Best Service and Market Leader, by the Euromoney magazine.

A broad portfolio of products and services, solidity, security, tailored solutions and integration of platforms that facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees. Clients classified as Market Niches, such as Franchising, Condos, Notary Office, University Students, and Health Professionals, among others, also have support from expert staff and customized solutions according to their profile.

Microentrepreneurs have at their disposal the MEI Portal – mei.Bradesco – which, in addition to products and services tailored to their business, offers free services provided by partners to facilitate their day to day.

The Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining partnership with 50 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by partner banks.

1.2 billion receipts processed by means of *Cobrança Bradesco* (Collection), Custody of Checks, Identified Deposit and OCT – *Ordem de Crédito por Teleprocessamento* (Tele-processed Credit Order).

1.2 billion transactions carried out by the payment systems for legal entities, which include the payments of the main commitments of the company's accounts payable (suppliers, wages, taxes, and utility bills).

195.2 million documents collected in federal, state, municipal taxes and other contributions.

Management Report

364.7 million documents received from electric, water, gas and telephone bills, of which 57.2 million of them settled by Direct Debit from Current Account and Savings Accounts, a system that provides comprehensive convenience to the client.

144.1 million benefit payments to retirees and pensioners of the INSS.

94.2 million in Payroll Processing from the public and private sectors.

Solutions of products and services to the Public Authorities

Exclusive platforms serve the Public Sector, throughout the national territory, with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces.

Among our services, we have a commercial structure with 44 platforms distributed throughout Brazil. We offer nine Specialized Platforms in the Heads of Government to assist Governments, Capitals, Courts, Class Councils, Chambers, Public Prosecutors, and Public Defenders. We also have 34 Platforms that operate in Retail, serving the City Halls and other Bodies. Monthly, more than 11.4 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country. Find out more on bradescopoderpublico.com.br.

10. Human Resources

We recognize in people one of the most important reasons for our success. The potential to fulfill them is the base of support of Bradesco's business. Our policy of Human Resource Management is based on excellence, respect, transparency and continuous investment for the development and improvement of people.

We work constantly for the construction of a corporate environment that is balanced and barrier-free, ensured by a governance of representative diversity and attentive to the inclusive demands. This is the objective of the Sustainability and Diversity Committee of Bradesco Organization, the Work Group on Diversity and Inclusion and the Affinity Groups of Gender, Accessibility, Ethnicity and Sexual Orientation and Gender Equality.

In 2019, consistent with these foundations, in addition to the commitment that we have with various causes over the years, we have a commitment to the Business Coalition to End Violence Against Women and Girls, aiming at the reduction of inequality faced by them in companies, contributing to their physical and emotional well-being, with support from *Canal Lig Viva Bem* for these cases. We became signatories of the *Fórum de Empresas* (Business Forum) and *Direitos LGBTI+* (Rights), the entrepreneurial movement created to promote human rights. We also signed up for "The Valuable 500 Commitment", the global movement that highlights the companies that raise the banner of inclusion of people with disability throughout the world, in addition to being listed in the Bloomberg Financial Services Gender-Equality Index (BFGEI), comprising 230 companies that contribute toward gender equality. All these and other initiatives sustain our work and leave us ahead of the most effective strategies that promote diversity.

We believe that skilled people, recognized and with career growth opportunities can exceed goals, present good results, contribute to the strength of the Bradesco brand and the achievement of our strategies. But, above all, they provide skilled, excellent and cordial services to our customers.

Thus, through Unibrad – Universidade Corporativa Bradesco (Bradesco Corporate University), and in partnership with institutions recognized as references in education, we offer a means for the development and improvement of skills, stimulating the collaborative construction of knowledge and continuous learning. Thus, considering events, initiatives and content made available by a wide variety of media, in the fiscal year, R$200 million was invested, and 1,035,288 participants were registered in various programs and learning solutions available, of which 206,008 were classroom students and 829,280 were distance learning students.

Management Report

We believe in health as a vector of transformation in people's lives. That is why prevails in the Organization a culture based on prevention and promotion of healthy habits and behaviors. Our wellness program *Viva Bem,* structured into three major pillars – balance, healthy and movement, provides the necessary support for the employees have our care in all the stages of their journey, in the personal and professional aspects. For this, we count on *Lig Viva Bem*, a channel of emotional, social, nutritional, legal and medical support, in addition to the Healthy Pregnancy Program, open spaces for sports activities, corporate ambulatory care, vaccination campaign for employees and dependents, paternity and maternity support, prevention program in emotional health, among other initiatives.

By the end of the fiscal year, our staff was composed of 97,329 employees, with 86,213 in Bradesco and 11,116 in the Associated Companies. Between hired employees and interns, we had 15,078 people in the staff.

On August 29, 2019, we launched the second Voluntary Severance Program (PDV), which employees of the Bradesco Organization who meet the requirements set out in the regulation of the Program could join the plan freely and voluntarily. The PDV, which had 3.4 thousand accessions, aims to optimize and make the structure of our team flexible and achieve an important improvement in our indicators of productivity, preserving the commitment with the foundations of the internal career and value creation for the shareholders.

11. The Value of the Brand

The strength of our brand is recognized in major awards. Throughout the year, Bradesco figured at the top of several rankings, for example, the Most Valuable Brands in Brazil, devised by the *Isto É Dinheiro* magazine and Kantar Consulting.

Marketing

2019 was a year of significant achievements for Bradesco, accumulating important recognitions, such as the title of Advertiser of the Year by Caboré, the highest award of the industry of communication, marketing and media in Brazil, promoted by the "Meio & Mensagem" newspaper. We also received the *Lide Marketing Empresarial* Award (for Business Marketing), in the category of Institutional Marketing, promoted by *Grupo de Líderes Empresariais* (Business Leaders Group) – LIDE and *Referência* publisher, which recognizes the work carried out, which contributes to the growth of the national economy.

The campaign *"2019. Você faz acontecer"* ("2019. You make it happen"), which featured the exciting story of fireflies and reinforced the respect for diversity, was the brand video mostly seen on YouTube Brasil over the year, received the prestigious Lion in Cannes, in the Social & Influencer category, and the production won first place in the category of Digital Marketing and Communication, of Efma-Accenture, which evaluates the most innovative projects in the world in the retail financial services sector.

The fable of the fireflies, after so much success, was repeated in the last institutional campaign of 2019. The theme *"Em 2020, Brilhe do seu Jeito"* ("In 2020, Shine Your Way"), is an invitation to a world that is more inclusive, in which respect for differences is a constant.

The other communication campaigns streamed throughout the year, reinforced the brand's differentials and contributed to its growth/recognition. In the first half, BIA – Bradesco Artificial Intelligence was featured, one showing the services using the apps Google Assistant and WhatsApp and the other with the signature *"Deixa eu aprender com você?"* ("Can I learn with you?"), tracing a parallel between the learning of a child and artificial intelligence. In the second, the innovation continued as the main theme, for example, *"Experimente o futuro com o Bradesco"* ("Experience the future with Bradesco"), presenting the advantages that do not seem to be of this time, but are a reality in the Bank, such as face recognition, digital service in Libras (Brazilian sign-language) and cardless payments.

Another film with good repercussion celebrated Father's Day, emphasizing the importance of inclusion. *"Quando um Pai está presente, tudo se transforma"* ("When a Father is present, everything is

transformed"), showing the dedication of a father in teaching his son's future colleagues to say "hi" in Brazilian Sign Language.

The sponsorship in sports, culture, social projects and events, which are part of the brand's management platforms, continued in 2019, further reinforcing our belief that sport, culture, music, art and its trends are important instruments for the transformation and enrichment of a society.

Some events that we supported throughout the year:

- Carnival of Rio de Janeiro, São Paulo, Salvador and Recife; Círio de Nazaré, in Belém - PA; the Folkloric Festival of Parintins and the Opera Festival, both in Amazonas; Oktoberfest, in Blumenau - SC; and *Natal do Bradesco*, traditional Christmas event in Palácio Avenida, in Curitiba - PR. We brought a new Cirque Du Soleil tour and maintained our sponsorship of the Lollapalooza Brazil Music Festival;
- In sport, we continue with the sponsorship of the Brazilian Confederations of Sailing, Judo and Rugby. In 2019, the support was essential for the promotion of important sporting calendar events, such as the Grand Slam of Judo; and
- 139 regional, sector-based and/or professional events throughout the Country, including business fairs, seminars, conferences, and cultural and community events.

12. Corporate Governance

In 1944, the Bank's Rules of Procedure were established, from which the Bradesco Organization's Code of Ethical Conduct originated in 2003.

Among the practices adopted by the Company, we highlight the listing at Level I of Corporate Governance of the B3 – Brazil, Bolsa, Balcão, since 2001, and since 2011, adhering to the Code of Self-regulation and Good Practices of Publicly-Held Companies of Abrasca.

The Bradesco's Management is made up of the Board of Directors, composed of eight members, elected by the Annual Shareholders' Meeting and with re-election allowed, and by the Statutory Board of Executive Officers, with no accumulation of the positions of Chairman of the Board of Directors and Chief Executive Officer, as provided for in the Bylaws. The Board of Directors is advised by seven committees: a) statutory: (i) Audit; and (ii) Remuneration; and (b) non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation; (vi) Sustainability and Diversity; and (vii) Succession and Nomination. Several executive committees assist the Board of Executive Officers' activities, all of which are normatized by their own regulations.

In the role of Supervisory Body, we have the Fiscal Council, which is annually elected by shareholders and has been operating continuously since 2015. It is currently composed of five effective members and their respective alternates.

Further information on Bradesco's corporate governance practices is available on banco.bradesco/ri – Corporate Governance Section.

Internal Audit

The Internal Audit performs an independent evaluation of the processes, mitigating the risks and ensuring the effectiveness of the processes to the internal controls in compliance with the policies, guidelines, standards, internal and external regulations. The methodology and execution of works from the area is certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA). In July 2019, we received the IIA's Quality Assessment recertification.

Management Report

Ombudsman

We have invested and we are dedicated in internal processes and human capital so that our values are, in fact, practiced and reflect directly in the relationship with our customers and users.

Ouvidoria Bradesco (Bradesco Ombudsman), created in 2005, two years before the obligation of Resolution No. 3,477 of the National Monetary Council, has the purpose of transforming the customer's voice into an instrument capable of directing the Organization's strategy, improving products and services to offer the best experience, in accordance with the guidelines of the Central Bank of Brazil and of the Securities & Exchange Commission – CVM.

The strategy is based on maintaining strong and active governance in the Organization, promoting discussions in multi-departmental groups about causes of complaints and, thus, boosting the implementation of projects and improvements focused on customer experience. In addition, we count on tools of artificial intelligence and algorithms able to predict and map profiles, enabling a preventive process in certain cases.

Employees and associates trained to represent the customer, at all levels of the Organization, work to resolve numerous situations with engagement, efficiency and transparent dialog. The conclusion of the demands is offered swiftly and with quality by means of a model in constant evolution, where the area receives, handles and finalizes the requests with autonomy, using approved limits for resolution that enable a process that is much more efficient, having as priority the resolution of the claim received in less time. Our satisfaction survey reveals that the customer perceives this delivery of value as an essential requirement.

Policies of Transparency and Disclosure of Information

All information regarding the performance of Bradesco, as well as its governance structure, policies and practices are easily and readily available on the website banco.bradesco/ri. Among them, the Economic and Financial Analysis Report, which provides an accurate analysis about the corporate accounting and Bradesco's Integrated Report, which shows a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, among other corporate information are available on the IR website.

We maintain a constant dialogue with the market, organizing 267 events throughout the year with national and international investors, through conferences, meetings, conference calls and institutional presentations, with the participation of 3,161 people.

In November, we had, for the first time in the head office Cidade de Deus, in Osasco - SP, the Bradesco Day APIMEC, with the presence of our Board of Directors, the Board of Executive Officers, market analysts, customers, suppliers and investors in the capital market. The event was broadcast live, in Portuguese, English and Libras (Brazilian sign language), and is available on our website. We also held meetings with APIMEC members and Individual investors in the cities of Rio de Janeiro - RJ, Brasília - DF, Belo Horizonte - MG and Porto Alegre - RS.

We organized a "Non-DealRoadshow" addressing our actions in the Environmental, Social and Governance – ASG thematic in meetings with analysts and investors in London - England, Frankfurt - Germany and Paris - France.

Finalizing the agenda of events, in December, we held the sixth edition of the Insurance Day, at our headquarters, with the presence of investors and the press who might interact with the main executives of Bradesco Seguros.

Management Report

13. Bradesco Shares

Bradesco's Shares, with a high level of liquidity represented 9.0% the Bovespa Index at the end of 2019. They are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Including the reinvestment of dividends, the appreciation in 2019 of preferred shares (BBDC4) was 18.9% and of common shares (BBDC3) was 27.7%.

As minimum mandatory dividends shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, environmental ethics and responsibility.

R$182.092 billion was the amount negotiated in Bradesco's Shares on B3 during the year, composed of 702.516 million common shares and 4.305 billion preferred shares.

US$31.383 billion were negotiated as ADRs, in the North American market (New York Stock Exchange – NYSE), equivalent to 6.155 million common shares and 3.320 billion preferred shares.

EUR474.939 thousand were negotiated as DRs, on the European market (Latibex), equivalent to 58.641 thousand preferred shares.

14. Integrated Risk Control

Risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of the Bradesco Organization's business. Thus, we control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and risk control tools. We promoted the spread of the culture of risks to the employees at all hierarchical levels.

With a wide range of activities and options that we make available to clients in all market segments, the Organization, as well as any large institution, is exposed to various risks. For that, the adoption of mechanisms of identification and constant monitoring are vital, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts on their positions. They may result from multiple factors and are mitigated through the framework of risks, as well as a sound governance structure that involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

Among the list of risks, we highlight: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance, and Cyber. We seek to identify and monitor any emerging risks, in an attempt to precipitate or reduce their effects if they occur. Among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change, and by technological innovation in financial services (FinTech).

Independent Validation of Models

We use various models as support instruments for decision, structuring of issues and risk and capital management. Among them, internal, standardized and developed by third parties (bureaus, pricers, rating agencies), supported by statistical, economic, and financial theories, mechanisms of machine learning and expert knowledge.

To identify, mitigate and control the risks inherent to the models, which may lead to adverse consequences, there is the process of independent validation conducted by a specialized team, which

Management Report

evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used, the use and the robustness of the environment in which they are deployed. Any weaknesses detected are converted into notes, whose action plans are monitored until their solution. Results are reported to the managers themselves, to the Internal Audit, to the Executive Committees of the Bradesco Organization and, in certain cases, to the Regulatory Bodies.

15. Compliance and Ethics

Standards that affirm our values and govern the interactions of the Organization.

The Compliance and Integrity Programs cover the entire Bradesco Organization, extending to suppliers, service providers and controlled companies in their daily interactions and decisions, eliciting the high standards of conduct and ethics principles that we have.

These principles are supported by policies, standards and training programs for professionals, by aggregating excellence in procedures and controls, and seeking to detect prevention, identification, mitigation and monitoring of any actions considered as violations of the Code of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

16. Independent Audit

In compliance with CVM Instruction No. 381/03, in the fiscal year of 2019, Bradesco Organization declares that hired services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were: i) the issue of due diligence reports; ii) assurance report; and iii) previously-agreed procedures report. The contracted amount totaled, approximately, R$2.3 million, which represents around 5.36% of the total audit fees for the 2019 financial statements of the Bradesco Organization. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e.: the auditors should not audit their own work, perform management functions for their clients or promote their client's interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

Management Report

17. Social Investments

Fundação Bradesco

Established in 1956, Fundação Bradesco, the main social sustainability activity of the Organization, develops the largest private social and educational program in the Country. Based on the belief that education is the path to promote equal opportunities, personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. There are 40 schools, installed primarily in areas of severe socioeconomic deprivation, in all of the Brazilian States and in the Federal District.

In 2019, provided formal education of quality to 90,198 students in Basic Education, Youth and Adults Education and in Initial and Continuing Education. In Distance Learning (EaD), it has benefited more than 1.175 million students, who have completed at least one of the various courses offered, in addition to 5,154 people in projects and actions in partnership. The Computer Program for the Visually Impaired has served and trained since its pioneering deployment, in 1998, 12,742 students.

The students of Basic Education, 41,518 in the period, also receive, without cost, uniforms, school materials, food and medical and dental care.

By the end of the fiscal year R$666.382 million were applied, whereby R$80.590 million destined to investments in infrastructure and educational technology. For 2020, a budget of R$794.000 million has been estimated to fund:

a) 84,588 students in Basic Education – from Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and in Initial and Continuing Education focused on the creation of jobs;
b) 3.500 million students who must complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "*Escol@ Virtual*" (Virtual School); and
c) 12,447 beneficiaries in projects and actions in partnerships, such as the *Programa Educa+Ação* (Educate+Action Program), and in educational courses and lectures and in information technology.

In the last ten years, R$7.374 billion, in restated values, was the amount of the resources invested by Fundação Bradesco to defray the cost of its activities.

Bradesco Esportes e Educação (Bradesco Sports and Education)

For more than 30 years, it also encourages sport as an activity to support the development of children and young people from the **Bradesco Sports and Education Program**. The Program focuses on the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools, in a leisure club and in its Center of Sports Development, all in Osasco - SP. Approximately 1.5 thousand girls from 8 years old are trained annually.

Other Initiatives

In the context of volunteerism, we encourage and support employees to contribute to a more egalitarian society and preserving the environment. Through the *Programa Voluntários Bradesco* (Volunteer Program), more than 200 actions – individual, collective and in partnership with the Organization and its projects, are performed every year. In 2019, we highlight the *Mobiliza Bradesco*, initiative that brought together more than 1.2 thousand employees and family members in all regions of Brazil. There were more than 100 activities in social institutions, schools and public daycare centers, revitalizing spaces (classroom, libraries, toy libraries, orchards, gardens, sports courts and playgrounds), promoting lectures on financial education and developing several other actions, benefiting 7.5 thousand people.

We emphasize, also, the expansion of the project *Unibrad Semear*, which, in the edition of 2019, had volunteers with a training structure on the themes of Financial Education and Social and Emotional Skills disseminated to teachers of the municipal network of public elementary schools of the city of Jundiaí - SP, making them multipliers of the content in all of the classes they teach. In addition, there was classroom

interaction with the community, so that the impact of the project reached the families and guardians of students.

18. Ratings

It was reported to Bradesco, in the fiscal year, among the assessment indexes assigned to banks in the country by national and international agencies and entities, that:

Fitch Ratings

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody's Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global(1)						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale Issuer Credit Rating		National Scale	
Foreign Currency		Domestic Currency					
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) In December 2019, there was a review from the perspective of the ratings on a global scale of Bradesco from stable to positive, following the same review from the perspective on the rating of Brazil (sovereign). On the same occasion, the ratings of global scale were reaffirmed.

19. Recognitions

Certifications

The Management System is an essential tool to achieve the desired results and operational excellency, seeking the continuous improvement, providing the operation and management, in an organized way, of our structure.

We have highlighted the following certifications of the Bradesco Organization:

Corporate Social Responsibility, own normative standard, audited by an independent certification body; Occupational Health and Safety Management System – OHSAS 18001; Environmental Management – ISO 14001; Greenhouse Gas Emissions Management – ISO 14064; Data Protection and Privacy – GoodPriv@cy; Controls Assurance Reports in the Service Provider Organization (international standard) – ISAE 3402; Quality Management – ISO 9001 (DITI/IT Security, IT Center and Logical Safety – Bradesco Seguros, RJ); Information Security Management – ISO 27001 (DITI/IT Security, IT Center – Infrastructure, Operation, Storage and Losango –, and other facilities in Cidade de Deus - SP, Alphaville - SP and Curitiba - PR, and Logical Security sector – Bradesco Seguros, RJ); and IT Service Management – ISO 20000.

Management Report

Awards / Rankings

- Bradesco is the company of the decade. Recognized as one of the companies with the best performance of the decade in the ranking for Champions of the Decade, disclosed in the *Consumidor Moderno* magazine. The performance of the Bank was featured in items such as digital transformation, means of payment, growth, profitability and efficiency. Bradescard was also recognized in the ranking;

- According to the ranking *Valor Grandes Grupos* (Large Groups), edited by the *Valor Econômico* newspaper, Bradesco is the largest business group of private capital and the largest financial group in Brazil;

- Bradesco is highlighted in the 2019 edition of the Best & Largest Yearbook of *Exame* magazine, in the ranking that lists the 1000 largest companies in the Country. The Organization is the first of the 200 Largest Groups and is part of the list of the 50 Largest Banks by Equity. It is also the leading private financial institution in terms of number of checking account holders. The Insurance Group got three prominent positions in the Top 10 Insurance Companies in the Country;

- Bradesco is in the list of the 150 Best Companies to Work For, for the twenty-first time, according to the publication *Guia Você S/A* (Você S/A Guide), of *Exame* magazine. The company was also featured, for the nineteenth consecutive time, in the award *Melhores Empresas Você S/A* (Best Companies), by the *Você S/A* magazine, in partnership with *Fundação Instituto de Administração* (FIA). It was also featured in the Career category;

- Bradesco was awarded in the PMO Global Award 2019, promoted by Alliance Global PMO. And the corporate PMO was also elected as the Best PMO of the Americas, by entities such as PMI (Project Management Institute), in partnership with specialized magazines on the subject;

- Bradesco was featured in the Sustainability Yearbook 2019 award, in the silver category, according to the evaluation of RobeconSAM, an international investment company with a focus on sustainability and management of the Dow Jones Sustainability Indices, of the New York Stock Exchange;

- The Ombudsman of Bradesco and of Bradesco Seguros received, for the eighth consecutive time, the *Prêmio Ouvidorias Brasil* (Ombudsman Award), with the case study The Importance of the Integrated Management of the Ombudsman;

- With the BIA case – Bradesco Artificial Intelligence, Bradesco was recognized in the *7º Premio a La Innovación Financiera*, an award promoted by Felaban – Federacion Lationoamericana de Bancos;

- Bradesco is the best Bank in Trade Finance Brazil, according to a survey conducted by the Euromoney British magazine, in the category Market Leader. This is the first time that we have received an international award in trade finance, consolidating our brand and accrediting us as the largest and best Bank in promoting Brazilian foreign trade;

- For the ninth year, Bradesco was chosen as one of the four financial institutions with the best practices of corporate sustainability, in *Guia Exame Sustentabilidade* (Sustainability). The cases highlighted were Diversity, Water Resource Management and Entrepreneurship;

- Bradesco and Losango were elected as one of the Best Companies for Women to Work in Brazil, in the award *GPTW Mulher 2019*, according to a survey conducted by the Great Place to Work consultancy firm;

- Bradesco was elected, for the third consecutive year, as the most innovative Bank and also figured among the 10 most innovative companies, in Brazil, in the *Valor Inovação Brasil 2019* (2019 Brazil Value Innovation) award, of the *Valor Econômico* newspaper and consulting firm Strategy&PwC;

Management Report

- Next was elected, for the second consecutive year, the Best Digital Bank of Brazil, in the Best Digital Awards, by the Global Finance magazine; and was also recognized as a National Feature in Business Digital Transformation in the Learning & Performance Brazil Award, promoted by the company MicroPower;

- In the yearbook *Estadão Finanças Mais* (More Finance), advised by Austin Rating, Bradesco came first in the category of Retail Banks and the team of BBI, from first to tenth place, featuring with seven awards in the ranking of the *Prêmio Broadcast Analistas* (Broadcast Analysts Award). Grupo Bradesco Seguros was the leader in the categories of Life and Pension and Capitalization. The Broker was also first in Shareholders' Equity;

- The team of research of Bradesco BBI was elected the best in Brazil, leaders in the category All-Brazil Research Team Individual Analyst-Based, according to the ranking of Institutional Investor;

- BRAM had 14 investment funds recognized in the ranking published in the *Valor Investe* guide, of the *Valor Econômico* newspaper. Among the categories, the funds were featured among the five largest in equity, five with more quotaholders, ten most profitable and ten with the best risk-return ratio; and

- Bradesco Seguros was featured in customer service in the fifth edition of *Melhores Serviços* (Best Services) yearbook, of the *O Estado de S. Paulo* newspaper, in partnership with Blend New Research. The insurer was in the lead in the categories of Life Insurance and Health Insurance, and second place in General Insurance and third in Home Insurance and Auto Insurance.

20. Acknowledgments

Another year of great achievements and results beyond expectations. To achieve and extend the guidelines laid down for the fiscal year, the trust and support from clients and shareholders, as well as the commitment and the skillful work of our employees and other associates were essential. The credibility we were entrusted is a motivation to continue seeking excellence, modernity and progress each time more consistent, constituting a Bank made up of people and for people. I sincerely thank you all.

Cidade de Deus, February 4, 2020

Board of Directors and Board of Executive Officers

***Consolidated Statement of Financial Position on December 31** – In thousands of Reais*

Assets	2019	2018
Current	**849,269,435**	**826,566,484**
Cash and due from banks (Note 5)	**18,988,662**	**19,612,827**
Interbank investments (Notes 3d and 6)	**56,866,061**	**102,836,707**
Securities purchased under agreements to resell	48,278,561	96,304,583
Interbank investments	8,587,513	6,534,492
Allowance for losses	(13)	(2,368)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	**386,569,187**	**375,634,167**
Own portfolio	323,561,171	268,198,376
Securities sold under repurchase agreements – Repledge only	38,838,487	71,508,737
Derivative financial instruments (Notes 3f, 7d II and 34a)	5,639,199	13,853,040
Given in guarantee to the Brazilian Central Bank	5,198	-
Given in guarantee	16,395,595	17,897,007
Securities sold under repurchase agreements – unrestricted	2,129,537	4,177,007
Interbank accounts	**90,662,242**	**87,618,566**
Reserve requirement (Note 8):		
- Reserve requirement - Brazilian Central Bank	90,622,338	87,596,916
- SFH - housing finance system	26,611	19,887
Correspondent banks	13,293	1,763
Interdepartmental accounts	**239,547**	**144,041**
Internal transfer of funds	239,547	144,041
Loans (Notes 3g, 9 and 34a)	**155,087,635**	**136,522,352**
Loans:		
- Public sector	25,751	38,882
- Private sector	172,528,672	154,764,185
Loans transferred under an assignment with recourse	789,841	909,392
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(18,256,629)	(19,190,107)
Leases (Notes 2, 3g, 9 and 34a)	**1,012,714**	**884,853**
Lease receivables:		
- Private sector	1,919,212	1,695,817
Unearned income from leases	(842,257)	(765,959)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(64,241)	(45,005)
Other receivables	**136,384,263**	**100,074,880**
Receivables on sureties and guarantees honored (Note 9a-3)	685,042	167,777
Foreign exchange portfolio (Note 10a)	31,215,701	20,459,806
Receivables	1,578,928	1,692,766
Securities trading	4,110,938	1,975,509
Specific receivables	67,499	36,490
Insurance and reinsurance receivables and reinsurance assets	4,125,110	3,982,783
Sundry (Note 10b)	97,643,400	73,702,564
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(3,042,355)	(1,942,815)
Other assets (Note 11)	**3,459,124**	**3,238,091**
Other assets	3,302,130	3,068,089
Allowance for losses	(1,932,314)	(1,699,004)
Prepaid expenses (Notes 3i and 11b)	2,089,308	1,869,006
Long-term receivables	**481,324,532**	**430,859,241**
Interbank investments (Notes 3d and 6)	**1,746,147**	**1,397,869**
Interbank investments	1,746,147	1,397,869
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	**222,969,819**	**187,858,604**
Own portfolio	117,447,140	144,130,354
Securities sold under repurchase agreements – Repledge only	84,248,288	41,956,209
Derivative financial instruments (Notes 3f, 7d II and 34a)	8,871,991	917,554
Privatization rights	34,384	39,273
Given in guarantee to the Brazilian Central Bank	4,058,191	-
Given in guarantee	6,449,588	576,950
Securities sold under repurchase agreements – unrestricted	1,860,237	238,264
Interbank accounts	**201,382**	**1,263,430**
Reserve requirement (Note 8):		
- SFH - housing finance system	201,382	1,263,430

Consolidated Statement of Financial Position on December 31 – *In thousands of Reais*

Assets	2019	2018
Loans (Notes 3g, 9 and 34a)	**187,549,432**	**172,447,921**
Loans:		
- Public sector	4,000,000	4,000,000
- Private sector	193,021,209	174,951,766
Loans transferred under an assignment with recourse	5,688,432	7,149,860
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(15,160,209)	(13,653,705)
Leases (Notes 2, 3g, 9 and 34a)	**1,684,419**	**1,076,445**
Lease receivables:		
- Private sector	3,241,938	2,264,289
Unearned income from leases	(1,461,378)	(1,104,285)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(96,141)	(83,559)
Other receivables	**66,886,616**	**66,476,882**
Receivables	51,111	44,465
Securities trading	548,854	621,558
Sundry (Note 10b)	66,307,501	65,878,517
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(20,850)	(67,658)
Other assets (Note 11)	**286,717**	**338,090**
Prepaid expenses (Notes 3i and 11b)	286,717	338,090
Permanent assets	**28,545,101**	**29,866,380**
Investments (Notes 3j, 12 and 34a)	**7,290,761**	**7,811,189**
Equity investment in unconsolidated and jointly controlled companies:		
- In Brazil	7,143,094	7,656,568
Other investments	231,491	238,486
Allowance for losses	(83,824)	(83,865)
Premises and equipment (Notes 3k and 13)	**9,731,572**	**8,159,840**
Premises	3,417,262	3,140,002
Other premises and equipment	16,343,601	14,485,462
Accumulated depreciation	(10,029,291)	(9,465,624)
Intangible assets (Notes 3l and 14)	**11,522,768**	**13,895,351**
Intangible Assets	30,974,346	30,749,279
Accumulated amortization	(19,451,578)	(16,853,928)
Total	**1,359,139,068**	**1,287,292,105**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Liabilities	2019	2018
Current	**849,990,227**	**823,816,599**
Deposits (Notes 3n and 15a)	**227,409,358**	**213,287,684**
Demand deposits	38,890,066	35,318,292
Savings deposits	114,177,799	111,170,912
Interbank deposits	362,895	386,006
Time deposits (Notes 15a and 34a)	73,978,598	66,412,474
Securities sold under agreements to repurchase (Notes 3n and 15b)	**172,225,341**	**189,972,665**
Own portfolio	126,027,141	120,256,644
Third-party portfolio	38,490,609	61,059,702
Unrestricted portfolio	7,707,591	8,656,319
Funds from issuance of securities (Notes 15c and 34a)	**86,236,344**	**66,217,948**
Mortgage and real estate notes, letters of credit and others	84,320,872	64,927,439
Securities issued overseas	1,448,382	786,514
Structured Operations Certificates	467,090	503,995
Interbank accounts	**19,883,624**	**20,342,357**
Unsettled payments and receipts	17,982,898	18,975,602
Correspondent banks	1,900,726	1,366,755
Interdepartmental accounts	**5,408,801**	**5,770,644**
Third-party funds in transit	5,408,801	5,770,644
Borrowing (Notes 16a and 34a)	**27,397,653**	**27,873,125**
Borrowing in Brazil - other institutions	-	101
Borrowing overseas	27,397,653	27,873,024
On-lending in Brazil - official institutions (Notes 16b and 34a)	**6,706,385**	**7,631,435**
National treasury	136,901	105,725
BNDES	2,382,449	2,419,524
FINAME	4,185,716	5,104,742
Other institutions	1,319	1,444
Derivative financial instruments (Notes 3f, 7d II and 34a)	**4,207,176**	**15,602,600**
Derivative financial instruments	4,207,176	15,602,600
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	**240,477,837**	**226,745,540**
Other liabilities	**60,037,708**	**50,372,601**
Payment of taxes and other contributions	711,891	642,998
Foreign exchange portfolio (Note 10a)	15,488,770	5,554,384
Social and statutory	933,003	4,966,982
Tax and social security (Note 19a)	4,851,022	4,166,334
Securities trading	4,822,215	3,321,219
Financial and development funds	1,299	1,299
Subordinated debts (Notes 18 and 34a)	321,317	6,462,139
Sundry (Note 19b)	32,908,191	25,257,246
Long-term liabilities	**374,389,782**	**341,309,617**
Deposits (Notes 3n and 15a)	**140,794,243**	**129,011,216**
Interbank deposits	7,088	24,969
Time deposits (Notes 15a and 34a)	140,787,155	128,986,247
Securities sold under agreements to repurchase (Notes 3n and 15b)	**1,874,682**	**939,212**
Own portfolio	1,874,682	939,212
Funds from issuance of securities (Notes 15c and 34a)	**84,491,219**	**81,502,782**
Mortgage and real estate notes, letters of credit and others	81,906,498	78,044,443
Securities issued overseas	1,927,252	3,305,718
Structured Operations Certificates	657,469	152,621
Borrowing (Notes 16a and 34a)	**1,874,530**	**1,808,215**
Borrowing overseas	1,874,530	1,808,215
On-lending in Brazil - official institutions (Notes 16b and 34a)	**15,764,959**	**17,538,623**
BNDES	7,857,620	8,315,761
FINAME	7,907,191	9,222,862
Other institutions	148	-
Derivative financial instruments (Notes 3f, 7d II and 34a)	**10,036,907**	**549,487**
Derivative financial instruments	10,036,907	549,487
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	**34,287,039**	**32,009,667**

Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Liabilities	2019	2018
Other liabilities	**85,266,203**	**77,950,415**
Tax and social security (Note 19a)	7,991,326	4,084,597
Subordinated debts (Notes 18 and 34a)	12,284,511	12,188,392
Eligible Debt Capital Instruments (Notes 18a-3 and 34a)	36,707,680	34,992,913
Sundry (Note 19b)	28,282,686	26,684,513
Deferred income	**326,047**	**379,510**
Deferred income	326,047	379,510
Non-controlling interests in subsidiaries (Note 21)	**709,791**	**665,510**
Shareholders' equity (Note 22)	**133,723,221**	**121,120,869**
Capital:		
- Domiciled in Brazil	74,624,434	66,668,912
- Domiciled overseas	475,566	431,088
Capital reserves	11,441	11,441
Profit reserves	52,407,209	53,688,370
Asset valuation adjustments	6,645,085	761,572
Treasury shares (Notes 22d and 34a)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	**134,433,012**	**121,786,379**
Total	**1,359,139,068**	**1,287,292,105**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Income Statement for the period ended December 31 - In thousands of Reais

	2019	2018
Revenue from financial intermediation	**133,222,229**	**125,611,761**
Loans (Note 9j)	75,866,596	69,816,434
Leases (Note 9j)	259,682	258,200
Operations with securities (Note 7g)	27,605,074	31,346,504
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	25,025,743	24,923,391
Derivative financial instruments (Note 7g)	(859,708)	(6,376,085)
Foreign exchange contracts (Note 10a)	2,413,090	1,657,135
Reserve requirement (Note 8b)	4,327,390	3,966,507
Sale or transfer of financial assets	(1,415,638)	19,675
Expenses from financial intermediation	**80,173,523**	**79,004,021**
Retail and professional market funding (Note 15e)	37,853,791	39,467,933
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15e)	16,930,146	13,365,526
Borrowing and on-lending (Note 16c)	6,669,054	7,945,083
Allowance for loan losses (Notes 3g, 9g and 9h)	18,720,532	18,225,479
Gross income from financial intermediation	**53,048,706**	**46,607,740**
Other operating income (expenses)	**(36,349,288)**	**(21,789,931)**
Fee and commission income (Note 23)	26,951,205	25,219,997
Other fee and commission income	18,803,014	17,263,441
Income from banking fees	8,148,191	7,956,556
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	77,599,270	72,476,844
Net written premiums earned	77,668,189	72,568,307
Reinsurance premiums paid	(68,919)	(91,463)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(31,883,730)	(29,401,476)
Retained claims (Note 3o)	(27,796,354)	(26,019,205)
Capitalization bond prize draws and redemptions (Note 3o)	(5,676,964)	(5,470,334)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(3,280,097)	(3,225,295)
Payroll and related benefits (Note 24)	(24,782,723)	(19,131,067)
Other administrative expenses (Note 25)	(20,236,215)	(19,438,576)
Tax expenses (Note 26)	(6,858,230)	(6,096,899)
Share of profit (loss) of unconsolidated and jointly controlled companies (Note 12b)	1,203,531	1,618,817
Other operating income (Note 27)	6,502,811	7,058,764
Other operating expenses (Note 28)	(28,091,792)	(19,381,501)
Operating income	**16,699,418**	**24,817,809**
Non-operating income (loss) (Note 29)	**(520,078)**	**(870,813)**
Income before income taxes	**16,179,340**	**23,946,996**
Income tax and social contribution (Notes 33a and 33b)	**6,554,360**	**(4,697,186)**
Current income tax	(4,986,396)	(3,858,923)
Current Social Contribution	(2,764,328)	(2,068,890)
Deferred Tax	14,305,084	1,230,627
Non-controlling interests in subsidiaries	**(151,085)**	**(164,857)**
Net income	**22,582,615**	**19,084,953**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity for the nine months ended December 31 - *In thousands of Reais*

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2017	**59,100,000**	**11,441**	**7,540,016**	**42,361,997**	**1,884,536**	**(440,514)**	**-**	**110,457,476**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(1,122,964)	-	-	(1,122,964)
Net income	-	-	-	-	-	-	19,084,953	19,084,953
Allocations:								
- Reserves	-	-	954,247	10,832,110	-	-	(11,786,357)	-
- Interest on Shareholders' Equity Paid	-	-	-	-	-	-	(7,298,596)	(7,298,596)
Balance on December 31, 2018	**67,100,000**	**11,441**	**8,494,263**	**45,194,107**	**761,572**	**(440,514)**	**-**	**121,120,869**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	5,883,513	-	-	5,883,513
Net income	-	-	-	-	-	-	22,582,615	22,582,615
Allocations:								
- Reserves	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-
- Interest on Shareholders' Equity Paid	-	-	-	-	-	-	(7,372,858)	(7,372,858)
- Dividends provisioned and/or paid	-	-	-	(8,000,000)	-	-	(490,918)	(8,490,918)
Balance on December 31, 2019	**75,100,000**	**11,441**	**9,623,394**	**42,783,815**	**6,645,085**	**(440,514)**	**-**	**133,723,221**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Added Value for the nine months ended December 31 - In thousands of Reais

Description	2019	%	2018	%
1 – Revenue	**131,329,303**	**267.6**	**131,005,274**	**260.3**
1.1) Financial intermediation	**133,222,229**	**271.5**	**125,611,761**	**249.6**
1.2) Fees and commissions	**26,951,205**	**54.9**	**25,219,997**	**50.1**
1.3) Allowance for loan losses	**(18,720,532)**	**(38.2)**	**(18,225,479)**	**(36.2)**
1.4) Other	**(10,123,599)**	**(20.6)**	**(1,601,005)**	**(3.2)**
2 – Financial intermediation expenses	**(61,452,991)**	**(125.2)**	**(60,778,542)**	**(120.8)**
3 – Inputs acquired from third-parties	**(16,061,050)**	**(32.7)**	**(15,497,842)**	**(30.8)**
Outsourced services	(4,995,465)	(10.2)	(4,776,441)	(9.5)
Data processing	(2,145,226)	(4.4)	(2,398,676)	(4.8)
Communication	(1,570,224)	(3.2)	(1,541,742)	(3.1)
Asset maintenance	(1,231,596)	(2.5)	(1,112,508)	(2.2)
Financial system services	(1,135,964)	(2.3)	(1,009,209)	(2.0)
Advertising and marketing	(1,300,468)	(2.7)	(1,136,062)	(2.3)
Security and surveillance	(744,036)	(1.5)	(748,577)	(1.5)
Transport	(773,208)	(1.6)	(749,685)	(1.5)
Material, water, electricity and gas	(631,975)	(1.3)	(629,557)	(1.3)
Travel	(302,170)	(0.6)	(286,731)	(0.6)
Other	(1,230,718)	(2.5)	(1,108,654)	(2.2)
4 – Gross added value (1-2-3)	**53,815,262**	**109.7**	**54,728,890**	**108.8**
5 – Depreciation and amortization	**(5,948,634)**	**(12.1)**	**(6,027,267)**	**(12.0)**
6 – Net added value produced by the entity (4-5)	**47,866,628**	**97.5**	**48,701,623**	**96.8**
7 – Added value received through transfer	**1,203,531**	**2.5**	**1,618,817**	**3.2**
Share of profit (loss) of unconsolidated and jointly controlled companies	1,203,531	2.5	1,618,817	3.2
8 – Added value to distribute (6+7)	**49,070,159**	**100.0**	**50,320,440**	**100.0**
9 – Added value distributed	**49,070,159**	**100.0**	**50,320,440**	**100.0**
9.1) Personnel	**22,368,225**	**45.6**	**16,896,508**	**33.6**
Salaries	10,024,710	20.4	8,610,066	17.1
Benefits	5,911,496	12.0	4,383,644	8.7
Government Severance Indemnity Fund for Employees (FGTS)	1,055,693	2.2	763,330	1.5
Other	5,376,326	11.0	3,139,468	6.2
9.2) Tax, fees and contributions	**2,718,368**	**5.5**	**13,028,644**	**25.9**
Federal	1,287,339	2.6	11,773,942	23.4
State	15,898	-	8,556	-
Municipal	1,415,131	2.9	1,246,146	2.5
9.3) Remuneration for providers of capital	**1,249,866**	**2.5**	**1,145,478**	**2.3**
Rental	1,248,221	2.5	1,142,408	2.3
Asset leases	1,645	-	3,070	-
9.4) Value distributed to shareholders	**22,733,700**	**46.3**	**19,249,810**	**38.3**
Interest on Shareholders' Equity/Dividends paid and/or provisioned	7,863,776	16.0	7,298,596	14.5
Retained earnings	14,718,839	30.0	11,786,357	23.4
Non-controlling interests in retained earnings	151,085	0.3	164,857	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows for the nine months ended December 31 - In thousands of Reais

	2019	2018
Cash flow from operating activities:		
Income before income tax and social contribution and non-controlling interests	**16,179,340**	**23,946,996**
Adjustments to net income before income tax and social contribution	**31,275,637**	**56,137,325**
Effect of changes in exchange rates in cash and cash equivalents	(752,829)	(751,769)
Allowance for loan losses	18,720,532	18,225,479
Depreciation and amortization	5,948,634	6,027,267
(Reversion)/Constitution Impairment losses of assets	3,782,335	1,566,354
Expenses/ reversal with civil, labor and tax provisions	9,244,967	4,306,043
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	16,930,146	13,365,526
Share of profit (loss) of unconsolidated and jointly controlled companies	(1,203,531)	(1,618,817)
(Gain)/loss on sale of investments	48,927	-
(Gain)/loss on sale of fixed assets	17,937	98,182
(Gain)/loss on sale of foreclosed assets	277,763	516,713
Foreign exchange variation of assets and liabilities overseas/Other	(21,739,244)	14,402,347
Net income before taxes after adjustments	**47,454,977**	**80,084,321**
(Increase)/Decrease in interbank investments	(2,099,604)	(300,866)
(Increase)/Decrease in trading securities and derivative financial instruments	(6,012,586)	(1,304,576)
(Increase)/Decrease in interbank and interdepartmental accounts	127,712	(511,734)
(Increase)/Decrease in loans and leases	(52,922,210)	(40,801,413)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	(142,327)	(65,954)
(Increase)/Decrease in other receivables and other assets	(24,419,475)	(22,444,457)
(Increase)/Decrease in reserve requirement - Central Bank	(3,025,422)	(20,882,690)
Increase/(Decrease) in deposits	25,904,701	77,091,538
Increase/(Decrease) in securities sold under agreements to repurchase	(16,811,854)	(42,555,667)
Increase/(Decrease) in borrowings and on-lending	(3,107,871)	5,560,391
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	(920,477)	(1,262,884)
Increase/(Decrease) in other liabilities	7,519,868	(9,216,741)
Increase/(Decrease) in deferred income	(53,463)	(30,223)
Income tax and social contribution paid	(8,433,279)	(7,086,237)
Net cash provided by/(used in) operating activities	**(36,941,310)**	**16,272,808**
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	6,158,550	4,537,659
Sale of/maturity of and interest on available-for-sale securities	135,733,126	144,897,206
Proceeds from sale of foreclosed assets	613,246	696,498
Sale of investments	17,961	-
Sale of premises and equipment	816,907	432,589
Acquisition of subsidiaries, net of cash and cash equivalents acquired	-	(442,122)
Purchases of available-for-sale securities	(137,586,141)	(167,095,304)
Purchases of held-to-maturity securities	(7,951)	(35,868,833)
Investment acquisitions	-	(54,020)
Purchase of premises and equipment	(2,629,435)	(2,389,433)
Intangible asset acquisitions	(2,739,763)	(3,278,314)
Dividends and interest on shareholders' equity received	716,581	1,463,448
Net cash provided by/(used in) investing activities	**1,093,081**	**(57,100,626)**
Cash flow from financing activities:		
Funds from issuance of securities	84,982,152	85,817,689
Settlement and interest payments of funds from issuance of securities	(71,781,695)	(82,973,990)
Issuance of subordinated debt	-	10,890,606
Settlement and interest payments of subordinated debts	(8,593,243)	(12,941,124)
Dividends and Interest on shareholders' equity paid	(17,751,148)	(6,483,196)
Non-controlling interest	(106,803)	(62,748)
Net cash provided by/(used in) financing activities	**(13,250,737)**	**(5,752,763)**
Net increase/(decrease) in cash and cash equivalents	**(49,098,966)**	**(46,580,581)**
Cash and cash equivalents - at the beginning of the period	110,225,630	156,054,442
Effect of changes in exchange rates in cash and cash equivalents	752,829	751,769
Cash and cash equivalents - at the end of the period	61,879,493	110,225,630
Net increase/(decrease) in cash and cash equivalents	**(49,098,966)**	**(46,580,581)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Financial Statements, under the item "Control". These financial statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (SUSEP) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which the amounts of leased fixed assets were reclassified to the Leases line item, less any residual value received in advance.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all period presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions. In 2019, the revision of these assumptions resulted in the improvement of the evaluation and the constitution of certain provisions, the effects of which are shown in notes 12, 14, 17 and 19c.

Bradesco's consolidated financial statements were approved by the Board of Directors on February 04, 2020.

Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Activity	On December 31	
		Equity interest	
		2019	2018
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	-	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.96%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A. (2)	Cards	-	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (3)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3) (4)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (3)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (3)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (3)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (3)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (3)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (5)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (6)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (3) (6)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	*Holding*	100.00%	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%
Other Activities - Overseas			
Bradesco North America LLC (3)	Services	100.00%	100.00%

Notes to the Consolidated Financial Statements

	Activity	On December 31	
		Equity interest	
		2019	2018
Investment Funds (7)			
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	99.99%	99.90%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FIC FIM Portfólio Moderado PGBL/VGBL	Investment Fund	100.00%	100.00%

(1) Company merged into Kirton Bank S.A. in April 2019;
(2) Company merged into Banco Bradesco S.A. in August 2019;
(3) The functional currency of these companies abroad is the Real;
(4) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(5) The functional currency of this company is the Mexican Peso;
(6) Accounting information used with date lag of up to 60 days; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco's functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period's statement of income in the lines "Derivative Financial Instruments" and "Borrowing and On-lending".

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

Notes to the Consolidated Financial Statements

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the statement of income as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e) Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders'

Notes to the Consolidated Financial Statements

equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

f) Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

- Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income;

- Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

- Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7.

Notes to the Consolidated Financial Statements

g) Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management's assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h) Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Other Receivables - Sundry" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Other Liabilities - Tax and Social Security".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

Notes to the Consolidated Financial Statements

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of "Banks" from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i) Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leases to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As from 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j) Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k) Premises and equipment

Relates to the tangible assets used by the Bank in its activities.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

l) Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Notes to the Consolidated Financial Statements

Intangible assets comprise:

- Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

m) Impairment losses on non-financial assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

n) Deposits and funds obtained in the open market

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of the securities recorded in deposits and funds obtained in the open market, as well as their maturities and amounts recorded in equity and income accounts, are presented in Note 15.

o) Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance

Notes to the Consolidated Financial Statements

and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

- The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

- The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

- For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 3.9% (4% in 2018) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

- For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.9% (4% in 2018) per annum;

- The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

- For Car insurance, and other Elementary Loans, the IBNR and IBNER provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence; A residual cause study is performed to forecast the claims reported after 10 semesters that the event occurred;

- The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

- The provision for outstanding claims (PSL) for personal insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims notified up to the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

- The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a

Notes to the Consolidated Financial Statements

capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

- For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

- The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

- Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.9% (4% in 2018) per annum.

- Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued (is designated PPNG-RVNE);

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already

Notes to the Consolidated Financial Statements

receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

- The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The liability adequacy test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ - prepared by Fenaprevi) free from risk and authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the market value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

• Capitalization bonds:

  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

Notes to the Consolidated Financial Statements

- The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p) Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 – Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

q) Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 15c and 18.

r) Post-employment benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Notes to the Consolidated Financial Statements

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the result.

Details on employee benefits are presented in Note 32.

s) Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

t) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 3,973/11.

Notes to the Consolidated Financial Statements

4) MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Statement of Income – Accounting *vs.* Managerial

Management uses a variety of information, including that derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, which take into consideration, in the consolidation criteria, shared control companies, therefore, differing in part from the criteria of CPC 36.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Statements of Income – Accounting *vs.* Managerial:

	On December 31 - R$ thousand							
	2019				2018			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets								
Current and long-term assets	**1,330,593,967**	**9,149,273**	**41,729,208**	**1,381,472,448**	**1,257,425,725**	**9,314,948**	**89,986,505**	**1,356,727,178**
Cash and due from banks	18,988,662	355,655	(142,585)	19,201,732	19,612,827	256,059	-	19,868,886
Interbank investments	58,612,208	(235,249)	(162,770)	58,214,189	104,234,576	(190,734)	-	104,043,842
Securities and derivative financial instruments	609,539,006	4,645,109	43,319,836	657,503,951	563,492,771	4,687,395	90,321,057	658,501,223
Interbank and interdepartmental accounts	91,103,171	-	-	91,103,171	89,026,037	-	-	89,026,037
Loans and leases	378,911,420	626,975	-	379,538,395	343,903,947	563,017	-	344,466,964
Allowance for Loan Losses (ALL)	(36,640,425)	(156,064)	-	(36,796,489)	(34,982,849)	(100,833)	-	(35,083,682)
Other receivables and assets	210,079,925	3,912,847	(1,285,273)	212,707,499	172,138,416	4,100,044	(334,552)	175,903,908
Permanent Assets	**28,545,101**	**(712,772)**	**-**	**27,832,329**	**29,866,380**	**(583,596)**	**-**	**29,282,784**
Investments	7,290,761	(5,103,609)	-	2,187,152	7,811,189	(5,619,603)	-	2,191,586
Premises and equipment	9,731,572	429,096	-	10,160,668	8,159,840	222,437	-	8,382,277
Intangible assets	11,522,768	3,961,741	-	15,484,509	13,895,351	4,813,570	-	18,708,921
Total	**1,359,139,068**	**8,436,501**	**41,729,208**	**1,409,304,777**	**1,287,292,105**	**8,731,352**	**89,986,505**	**1,386,009,962**

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand							
	2019				2018			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities								
Current and long-term liabilities	**1,224,380,009**	**7,333,871**	**41,729,208**	**1,273,443,088**	**1,165,126,216**	**7,630,632**	**89,986,505**	**1,262,743,353**
Deposits	368,203,601	(1,077,194)	1,821,341	368,947,748	342,298,900	(239,487)	818,682	342,878,095
Securities sold under agreements to repurchase	174,100,023	(6,854)	42,581,832	216,675,001	190,911,877	-	90,985,068	281,896,945
Funds from Issuance of Securities	170,727,563	15,294	-	170,742,857	147,720,730	-	-	147,720,730
Interbank and interdepartmental accounts	25,292,425	(246,191)	-	25,046,234	26,113,001	219,225	-	26,332,226
Borrowing and on-lending	51,743,527	2,323,247	(100,024)	53,966,750	54,851,398	1,893,379	(86,218)	56,658,559
Derivative financial instruments	14,244,083	(12,419)	(406,029)	13,825,635	16,152,087	22,752	(181,860)	15,992,979
Technical provisions for insurance, pension plans and capitalization bonds	274,764,876	-	-	274,764,876	258,755,207	-	-	258,755,207
Other liabilities	145,303,911	6,337,988	(2,167,912)	149,473,987	128,323,016	5,734,763	(1,549,167)	132,508,612
Deferred income	**326,047**	**-**	**-**	**326,047**	**379,510**	**-**	**-**	**379,510**
Non-controlling interests in subsidiaries	**709,791**	**1,102,630**	**-**	**1,812,421**	**665,510**	**1,100,720**	**-**	**1,766,230**
Shareholders' equity	**133,723,221**	**-**	**-**	**133,723,221**	**121,120,869**	**-**	**-**	**121,120,869**
Total	**1,359,139,068**	**8,436,501**	**41,729,208**	**1,409,304,777**	**1,287,292,105**	**8,731,352**	**89,986,505**	**1,386,009,962**

	Years ended December 31 - R$ thousand							
	2019				2018			
	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	133,222,229	818,428	(125,364)	133,915,293	125,611,761	1,084,631	1,084,034	127,780,426
Expenses from financial intermediation	(61,452,991)	(104,508)	(2,404,402)	(63,961,901)	(60,778,542)	(88,764)	(3,729,581)	(64,596,887)
Financial margin	**71,769,238**	**713,920**	**(2,529,766)**	**69,953,392**	**64,833,219**	**995,867**	**(2,645,547)**	**63,183,539**
Allowance for loan losses	(18,720,532)	(170,961)	-	(18,891,493)	(18,225,479)	(94,494)	-	(18,319,973)
Gross income from financial intermediation	**53,048,706**	**542,959**	**(2,529,766)**	**51,061,899**	**46,607,740**	**901,373**	**(2,645,547)**	**44,863,566**
Income from insurance, pension plans and capitalization bonds	8,962,125	6,840	-	8,968,965	8,360,534	-	-	8,360,534
Fee and commission income	26,951,205	4,128,937	2,254,425	33,334,567	25,219,997	4,578,360	2,527,231	32,325,588
Personnel expenses	(24,782,723)	(710,807)	-	(25,493,530)	(19,131,067)	(854,580)	-	(19,985,647)
Other administrative expenses	(20,236,215)	(1,419,119)	249,173	(21,406,161)	(19,438,576)	(971,706)	119,519	(20,290,763)
Tax expenses	(6,858,230)	(528,090)	-	(7,386,320)	(6,096,899)	(597,722)	-	(6,694,621)
Share of profit (loss) of unconsolidated and jointly controlled companies	1,203,531	(906,399)	-	297,132	1,618,817	(1,420,804)	-	198,013
Other operating income / expenses	(21,588,981)	(663,471)	26,168	(22,226,284)	(12,322,737)	(891,788)	(1,203)	(13,215,728)
Operating income	**16,699,418**	**450,850**	**-**	**17,150,268**	**24,817,809**	**743,133**	**-**	**25,560,942**
Non-operating income	(520,078)	9,583	-	(510,495)	(870,813)	(24,052)	-	(894,865)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	6,403,275	(460,433)	-	5,942,842	(4,862,043)	(719,081)	-	(5,581,124)
Net income	**22,582,615**	**-**	**-**	**22,582,615**	**19,084,953**	**-**	**-**	**19,084,953**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, Crediare, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

Notes to the Consolidated Financial Statements

b) Statement of financial position and statements of income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On December 31 - R$ thousand						
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Current and long-term assets	**1,016,292,082**	**121,316,413**	**318,434,044**	**35,673**	**4,788,263**	**(79,394,027)**	**1,381,472,448**
Cash and due from banks	15,512,156	3,692,502	74,983	6,641	125,305	(209,855)	19,201,732
Interbank investments	55,538,999	2,670,166	5,024	-	-	-	58,214,189
Securities and derivative financial instruments	338,262,687	14,182,355	306,784,364	5,138	3,871,340	(5,601,933)	657,503,951
Interbank and interdepartmental accounts	91,103,171	-	-	-	6,279	(6,279)	91,103,171
Loans and leases	350,705,323	100,295,665	-	-	-	(71,462,593)	379,538,395
Allowance for Loan Losses (ALL)	(35,290,560)	(1,505,929)	-	-	-	-	(36,796,489)
Other receivables and assets	200,460,306	1,981,654	11,569,673	23,894	785,339	(2,113,367)	212,707,499
Permanent assets	**126,970,372**	**48,524**	**7,294,798**	**2,570**	**226,106**	**(106,710,041)**	**27,832,329**
Investments	106,628,723	-	2,261,867	-	6,603	(106,710,041)	2,187,152
Premises and equipment	6,955,342	29,451	3,128,982	487	46,406	-	10,160,668
Intangible assets	13,386,307	19,073	1,903,949	2,083	173,097	-	15,484,509
Total in 2019	**1,143,262,454**	**121,364,937**	**325,728,842**	**38,243**	**5,014,369**	**(186,104,068)**	**1,409,304,777**
Total in 2018	**1,129,085,066**	**122,664,647**	**303,971,782**	**32,332**	**5,966,071**	**(175,709,936)**	**1,386,009,962**
Liabilities							
Current and long-term liabilities	**1,007,801,321**	**56,805,199**	**287,040,302**	**22,609**	**1,167,684**	**(79,394,027)**	**1,273,443,088**
Deposits	349,363,556	20,060,005	-	-	-	(475,813)	368,947,748
Securities sold under agreements to repurchase	209,078,228	7,596,773	-	-	-	-	216,675,001
Funds from issuance of securities	172,703,176	3,375,634	-	-	-	(5,335,953)	170,742,857
Interbank and interdepartmental accounts	25,046,234	-	-	-	-	-	25,046,234
Borrowing and on-lending	112,295,653	13,133,712	-	-	-	(71,462,615)	53,966,750
Derivative financial instruments	13,325,356	500,279	-	-	-	-	13,825,635
Technical provisions for insurance, pension plans and capitalization bonds	-	-	274,750,187	14,689	-	-	274,764,876
Other liabilities	125,989,118	12,138,796	12,290,115	7,920	1,167,684	(2,119,646)	149,473,987
Deferred income	**303,901**	**-**	**22,146**	**-**	**-**	**-**	**326,047**
Non-controlling interests in subsidiaries	**1,434,011**	**64,559,738**	**38,666,394**	**15,634**	**3,846,685**	**(106,710,041)**	**1,812,421**
Shareholders' equity	**133,723,221**	**-**	**-**	**-**	**-**	**-**	**133,723,221**
Total in 2019	**1,143,262,454**	**121,364,937**	**325,728,842**	**38,243**	**5,014,369**	**(186,104,068)**	**1,409,304,777**
Total in 2018	**1,129,085,066**	**122,664,647**	**303,971,782**	**32,332**	**5,966,071**	**(175,709,936)**	**1,386,009,962**

Notes to the Consolidated Financial Statements

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Years ended December 31 - R$ thousand						
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	108,095,993	5,306,437	22,933,401	2,777	228,386	(2,651,701)	133,915,293
Expenses from financial intermediation	(47,616,905)	(2,066,551)	(16,930,146)	-	-	2,651,701	(63,961,901)
Financial margin	**60,479,088**	**3,239,886**	**6,003,255**	**2,777**	**228,386**	**-**	**69,953,392**
Allowance for loan losses	(18,760,944)	(130,549)	-	-	-	-	(18,891,493)
Gross income from financial intermediation	**41,718,144**	**3,109,337**	**6,003,255**	**2,777**	**228,386**	**-**	**51,061,899**
Income from insurance, pension plans and capitalization bonds	-	-	8,920,395	15,215	-	33,355	8,968,965
Fee and commission income	30,731,941	403,566	2,028,371	-	306,865	(136,176)	33,334,567
Personnel expenses	(22,858,814)	(213,786)	(2,023,068)	(7,156)	(390,706)	-	(25,493,530)
Other administrative expenses	(20,044,392)	(283,110)	(1,491,651)	(4,243)	(194,265)	611,500	(21,406,161)
Tax expenses	(6,175,646)	(27,542)	(1,110,355)	(115)	(72,662)	-	(7,386,320)
Share of profit (loss) of unconsolidated and jointly controlled companies	12,921	-	276,165	-	8,046	-	297,132
Other operating income / expenses	(20,935,778)	(146,263)	(731,619)	(3,016)	99,071	(508,679)	(22,226,284)
Operating income	**2,448,376**	**2,842,202**	**11,871,493**	**3,462**	**(15,265)**	**-**	**17,150,268**
Non-operating income	(551,478)	14,050	26,800	-	133	-	(510,495)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	11,220,166	(788,751)	(4,490,212)	(733)	2,372	-	5,942,842
Net income in 2019	**13,117,064**	**2,067,501**	**7,408,081**	**2,729**	**(12,760)**	**-**	**22,582,615**
Net income in 2018	**10,558,177**	**1,935,686**	**6,386,817**	**2,105**	**202,168**	**-**	**19,084,953**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5) CASH AND CASH EQUIVALENTS

	On December 31 - R$ thousand	
	2019	2018
Cash and due from banks in domestic currency	14,802,308	14,734,228
Cash and due from banks in foreign currency	4,185,462	4,877,776
Investments in gold	892	823
Total cash and due from banks	**18,988,662**	**19,612,827**
Interbank investments (1)	42,890,831	90,612,803
Total cash and cash equivalents	**61,879,493**	**110,225,630**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Notes to the Consolidated Financial Statements

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

	On December 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities purchased under agreements to resell:						
Own portfolio position	**5,101,936**	**1,866,236**	**-**	**-**	**6,968,172**	**31,844,011**
• National treasury notes	3,662,365	1,649,830	-	-	5,312,195	7,028,541
• Financial treasury bills	-	-	-	-	-	9,088,295
• National treasury bills	13,162	216,406	-	-	229,568	15,280,734
• Other	1,426,409	-	-	-	1,426,409	446,441
Funded position	**26,316,025**	**12,135,075**	**-**	**-**	**38,451,100**	**60,443,537**
• National treasury notes	12,323,986	11,990,045	-	-	24,314,031	27,206,904
• Financial treasury bills	9,961,815	-	-	-	9,961,815	10,489,798
• National treasury bills	4,030,224	145,030	-	-	4,175,254	22,746,835
Unrestricted position	**1,006,866**	**1,852,423**	**-**	**-**	**2,859,289**	**4,017,035**
• National treasury bills	1,006,866	1,852,423	-	-	2,859,289	4,017,035
Subtotal	**32,424,827**	**15,853,734**	**-**	**-**	**48,278,561**	**96,304,583**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	3,667,562	1,700,546	3,219,405	1,746,147	10,333,660	7,932,361
• Provision for losses	-	(13)	-	-	(13)	(2,368)
Subtotal	**3,667,562**	**1,700,533**	**3,219,405**	**1,746,147**	**10,333,647**	**7,929,993**
Total in 2019	**36,092,389**	**17,554,267**	**3,219,405**	**1,746,147**	**58,612,208**	
%	**61.6**	**29.9**	**5.5**	**3.0**	**100.0**	
Total in 2018	**32,764,427**	**68,328,646**	**1,743,634**	**1,397,869**		**104,234,576**
%	**31.4**	**65.6**	**1.7**	**1.3**		**100.0**

b) Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Years ended December 31 - R$ thousand	
	2019	2018
Income from investments in purchase and sale commitments:		
• Own portfolio position	1,146,491	1,333,748
• Funded position	4,445,327	5,646,815
• Unrestricted position	677,860	1,809,839
Subtotal	**6,269,678**	**8,790,402**
Income from interest-earning deposits in other banks	**932,799**	**521,417**
Total (Note 7g)	**7,202,477**	**9,311,819**

Notes to the Consolidated Financial Statements

7) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

On December 31 - R$ thousand

	Financial	Insurance Group		Other Activities	2019	%	2018	%
		Insurance and Capitalization bonds	Pension plans					
Trading securities	**54,063,097**	**12,506,697**	**183,955,935**	**45,528**	**250,571,257**	**41.1**	**246,466,675**	**43.8**
- Government securities	32,951,766	8,313,288	160,026,872	7,433	201,299,359	33.0	207,889,087	37.0
- Corporate securities	6,755,478	4,153,765	23,813,370	38,095	34,760,708	5.7	23,806,994	4.2
- Derivative financial instruments (1) (5)	14,355,853	39,644	115,693	-	14,511,190	2.4	14,770,594	2.6
Available-for-sale securities (2)	**211,376,940**	**29,403,213**	**21,103,925**	**8,397**	**261,892,475**	**43.0**	**223,249,943**	**39.6**
- Government securities	125,131,914	24,204,503	19,924,344	7,967	169,268,728	27.8	152,383,421	27.0
- Corporate securities	86,245,026	5,198,710	1,179,581	430	92,623,747	15.2	70,866,522	12.6
Held-to-maturity securities (2)	**67,096,679**	**5,598,491**	**24,380,104**	**-**	**97,075,274**	**15.9**	**93,776,153**	**16.6**
- Government securities	58,708,455	5,598,491	24,380,104	-	88,687,050	14.5	82,231,271	14.6
- Corporate securities	8,388,224	-	-	-	8,388,224	1.4	11,544,882	2.0
Total	**332,536,716**	**47,508,401**	**229,439,964**	**53,925**	**609,539,006**	**100.0**	**563,492,771**	**100.0**
- Government securities	216,792,135	38,116,282	204,331,320	15,400	459,255,137	75.3	442,503,779	78.6
- Corporate securities	115,744,581	9,392,119	25,108,644	38,525	150,283,869	24.7	120,988,992	21.4
Total	**332,536,716**	**47,508,401**	**229,439,964**	**53,925**	**609,539,006**	**100.0**	**563,492,771**	**100.0**

Notes to the Consolidated Financial Statements

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

Securities	On December 31 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**7,268,070**	**2,926,328**	**2,069,589**	**41,799,110**	**54,063,097**	**52,676,613**	**1,386,484**	**47,524,720**	**(1,066,593)**
Financial treasury bills	-	609,661	141,250	16,192,145	16,943,056	16,941,861	1,195	14,423,922	954
National treasury notes	-	-	104,390	7,448,590	7,552,980	7,189,876	363,104	6,930,565	240,885
Financial bills	-	171,308	93,427	234,597	499,332	503,447	(4,115)	730,929	(3,368)
Debentures	-	66	8,759	789,921	798,746	989,394	(190,648)	984,968	(198,296)
National treasury bills	535,892	91,618	572,544	6,792,191	7,992,245	7,976,436	15,809	4,321,001	57,178
Brazilian foreign debt securities	1,064	-	-	46,244	47,308	47,267	41	659,602	14,079
Derivative financial instruments (1) (5)	3,156,847	1,643,472	694,202	8,861,332	14,355,853	13,059,090	1,296,763	14,736,954	(1,131,804)
Other	3,574,267	410,203	455,017	1,434,090	5,873,577	5,969,242	(95,665)	4,736,779	(46,221)
- Insurance companies and capitalization bonds	**3,926,248**	**22,793**	**47,141**	**8,510,515**	**12,506,697**	**12,506,697**	**-**	**14,713,675**	**-**
Financial treasury bills	-	7,214	8,229	7,787,043	7,802,486	7,802,486	-	8,772,885	-
Financial bills	-	12,899	38,313	70,921	122,133	122,133	-	113,279	-
Other	3,926,248	2,680	599	652,551	4,582,078	4,582,078	-	5,827,511	-
- Pension plans	**6,322,036**	**3,694,901**	**9,302,684**	**164,636,314**	**183,955,935**	**183,955,935**	**-**	**184,123,719**	**-**
Financial treasury bills	-	689,202	450,710	117,762,489	118,902,401	118,902,401	-	80,063,494	-
National treasury notes	-	-	305,624	29,535,491	29,841,115	29,841,115	-	24,272,828	-
National treasury bills	4,999	135,150	141,342	11,001,866	11,283,357	11,283,357	-	65,677,847	-
Financial bills	-	2,546,149	7,802,026	2,548,061	12,896,236	12,896,236	-	7,765,988	-
Debentures	-	133,086	311,404	3,458,725	3,903,215	3,903,215	-	3,322,495	-
Other	6,317,037	191,314	291,578	329,682	7,129,611	7,129,611	-	3,021,067	-
- Other activities	**38,095**	**-**	**-**	**7,433**	**45,528**	**45,529**	**(1)**	**104,561**	**(1)**
Financial treasury bills	-	-	-	7,433	7,433	7,434	(1)	7,014	(1)
Other	38,095	-	-	-	38,095	38,095	-	97,547	-
Total	**17,554,449**	**6,644,022**	**11,419,414**	**214,953,372**	**250,571,257**	**249,184,774**	**1,386,483**	**246,466,675**	**(1,066,594)**
Derivative financial instruments (liabilities) (5)	**(2,940,618)**	**(794,723)**	**(471,835)**	**(10,036,907)**	**(14,244,083)**	**(11,070,334)**	**(3,173,749)**	**(16,152,087)**	**(3,637,158)**

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (2) (6)	On December 31 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**7,860,801**	**26,673,169**	**13,372,518**	**163,470,452**	**211,376,940**	**206,670,478**	**4,706,462**	**182,347,466**	**(1,060,628)**
National treasury bills	749,720	17,518,593	5,139,938	56,577,191	79,985,442	77,411,742	2,573,700	101,047,640	953,641
Debentures	-	2,255,251	811,918	54,953,578	58,020,747	58,253,332	(232,585)	44,548,112	(1,176,911)
National treasury notes	-	-	931,053	34,494,732	35,425,785	33,523,161	1,902,624	12,029,995	499,570
Foreign corporate securities	165,288	-	1,214,566	6,062,150	7,442,004	7,173,366	268,638	9,476,564	(84,594)
Shares	3,566,928	-	-	-	3,566,928	3,572,908	(5,980)	6,175,888	(1,327,302)
Foreign government bonds	1,079,462	3,222,775	2,131,392	21,264	6,454,893	6,449,559	5,334	-	-
Promissory Notes	-	867,009	1,558,441	444,828	2,870,278	2,857,252	13,026	214,800	535
Certificates of real estate receivables	-	1,589	-	1,903,248	1,904,837	1,844,293	60,544	1,649,761	44,262
Other	2,299,403	2,807,952	1,585,210	9,013,461	15,706,026	15,584,865	121,161	7,204,706	30,171
- Insurance companies and capitalization bonds	**5,168,642**	**-**	**480,666**	**23,753,905**	**29,403,213**	**26,291,651**	**3,111,562**	**24,281,561**	**1,122,665**
National treasury notes	-	-	480,666	19,465,827	19,946,493	17,900,134	2,046,359	13,262,070	527,090
Shares	5,165,489	-	-	-	5,165,489	4,360,877	804,612	3,384,245	374,515
National treasury bills	-	-	-	4,233,009	4,233,009	3,990,086	242,923	7,052,575	218,454
Other	3,153	-	-	55,069	58,222	40,554	17,668	582,671	2,606
- Pension plans	**1,099,390**	**2,785**	**-**	**20,001,750**	**21,103,925**	**16,128,505**	**4,975,420**	**16,599,891**	**2,145,561**
National treasury notes	-	-	-	19,894,915	19,894,915	15,148,075	4,746,840	14,980,823	1,937,545
Shares	1,099,390	-	-	-	1,099,390	885,043	214,347	1,238,716	192,272
Debentures	-	-	-	80,190	80,190	65,957	14,233	88,163	9,779
Other	-	2,785	-	26,645	29,430	29,430	-	292,189	5,965
- Other activities	**430**	**-**	**-**	**7,967**	**8,397**	**8,126**	**271**	**21,025**	**4,634**
Other	430	-	-	7,967	8,397	8,126	271	21,025	4,634
Subtotal	**14,129,263**	**26,675,954**	**13,853,184**	**207,234,074**	**261,892,475**	**249,098,760**	**12,793,715**	**223,249,943**	**2,212,232**
Accounting Hedge (Note 7f)	-	-	-	-	-	-	(269,021)	-	(409,784)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(545,381)	-	(671,605)
Total	**14,129,263**	**26,675,954**	**13,853,184**	**207,234,074**	**261,892,475**	**249,098,760**	**11,979,313**	**223,249,943**	**1,130,843**

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2) (6)	On December 31 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**13,827,055**	**15,332,901**	**12,309,848**	**25,626,875**	**67,096,679**	**69,560,716**	**2,464,037**	**65,475,387**	**1,510,345**
National treasury bills	13,826,947	15,328,881	12,292,296	16,436,303	57,884,427	59,732,937	1,848,510	53,109,511	1,633,938
Certificates of real estate receivables	-	-	16,729	8,371,495	8,388,224	8,877,602	489,378	11,544,034	(186,538)
National treasury notes	108	879	823	819,077	820,887	947,036	126,149	818,029	62,945
Other	-	3,141	-	-	3,141	3,141	-	3,813	-
- Insurance companies and capitalization bonds	**-**	**-**	**-**	**5,598,491**	**5,598,491**	**7,319,977**	**1,721,486**	**5,386,057**	**991,305**
National treasury notes	-	-	-	5,598,491	5,598,491	7,319,977	1,721,486	5,386,057	991,305
- Pension plans	**-**	**-**	**8,011**	**24,372,093**	**24,380,104**	**31,960,100**	**7,579,996**	**22,914,709**	**4,987,956**
National treasury notes	-	-	8,011	24,372,093	24,380,104	31,960,100	7,579,996	22,914,709	4,987,956
Total	**13,827,055**	**15,332,901**	**12,317,859**	**55,597,459**	**97,075,274**	**108,840,793**	**11,765,519**	**93,776,153**	**7,489,606**

Notes to the Consolidated Financial Statements

c) Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Own portfolio	**36,408,877**	**13,368,570**	**17,149,934**	**374,080,930**	**441,008,311**	**412,328,730**
Fixed income securities	**19,899,414**	**13,368,570**	**17,149,934**	**374,080,930**	**424,498,848**	**398,079,234**
• National treasury notes	108	879	795,124	119,904,929	120,701,040	75,212,782
• Financial treasury bills	-	883,937	606,544	132,298,615	133,789,096	102,095,193
• National treasury bills	9,504,965	387,409	141,342	39,141,293	49,175,009	138,191,123
• Debentures	-	2,267,579	1,132,081	55,887,287	59,286,947	43,631,787
• Financial bills	-	2,730,355	7,933,765	3,163,188	13,827,308	8,714,400
• Certificates of real estate receivables	-	1,589	16,729	10,432,085	10,450,403	13,494,113
• Foreign government bonds	1,079,462	3,226,096	2,544,244	21,264	6,871,066	473,435
• Foreign corporate securities	1,591,751	2,040	724,798	4,997,378	7,315,967	5,305,043
• Brazilian foreign debt securities	22,319	-	-	1,322,868	1,345,187	1,818,063
• Promissory Notes	-	925,438	1,735,635	642,791	3,303,864	515,750
• Bank deposit certificates	103,108	526,778	111,479	70,170	811,535	623,784
• Other	7,597,701	2,416,470	1,408,193	6,199,062	17,621,426	8,003,761
Equity securities	**16,509,463**	**-**	**-**	**-**	**16,509,463**	**14,249,496**
• Shares of listed companies	-	-	-	-	-	1,241,650
• Shares of other companies	16,509,463	-	-	-	16,509,463	13,007,846
Restricted securities	**5,817,135**	**32,075,321**	**19,166,336**	**92,970,939**	**150,029,731**	**131,978,176**
Subject to repurchase agreements	**5,655,861**	**30,047,940**	**18,792,380**	**68,590,594**	**123,086,775**	**113,464,946**
• National treasury bills	5,612,592	29,773,866	17,430,140	45,956,977	98,773,575	88,441,140
• Foreign corporate securities	37,579	-	531,778	2,322,975	2,892,332	6,204,749
• National treasury notes	-	-	757,874	15,929,655	16,687,529	12,327,245
• Brazilian foreign debt securities	5,690	-	-	443,364	449,054	406,205
• Debentures	-	120,824	-	3,483,892	3,604,716	5,378,441
• Financial treasury bills	-	153,250	72,588	453,731	679,569	707,166
Given in guarantee to the Brazilian Central Bank	**-**	**-**	**5,198**	**4,058,191**	**4,063,389**	**-**
• National treasury bills	-	-	5,198	4,058,191	4,063,389	-
Privatization rights	**-**	**-**	**-**	**34,384**	**34,384**	**39,273**
Given in guarantee	**161,274**	**2,027,381**	**368,758**	**20,287,770**	**22,845,183**	**18,473,957**
• National treasury notes	-	-	-	4,692,368	4,692,368	13,622,742
• National treasury bills	-	1,360,676	270,571	5,636,118	7,267,365	2,025,292
• Financial treasury bills	-	666,705	98,187	9,957,055	10,721,947	2,716,525
• Other	161,274	-	-	2,229	163,503	109,398
Derivative financial instruments (1) (5)	**3,284,755**	**1,656,694**	**697,750**	**8,871,991**	**14,511,190**	**14,770,594**

Notes to the Consolidated Financial Statements

Securities	On December 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Securities sold under repurchase agreements - unrestricted	-	1,552,292	576,437	1,861,045	3,989,774	4,415,271
• National treasury bills	-	1,552,292	298,868	247,978	2,099,138	4,171,396
• National treasury notes	-	-	277,569	1,613,067	1,890,636	243,875
Total	45,510,767	48,652,877	37,590,457	477,784,905	609,539,006	563,492,771
%	7.4	8.0	6.2	78.4	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, in the "Securities for Trading" category. For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities;

(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as from June 30, 2018, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$(297,343) thousand, is being retained in shareholders' equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk and capital management strategy. In the year ended in December 31, 2019, there were no sales or reclassifications of securities classified in this category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(5) Includes hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the year ended in December 31, 2019, there was impairment losses on financial assets (mostly debentures), related to securities classified as "Available-for-Sale" and "Held-to-Maturity" in the amount of R$2,058,026 thousand (R$981,233 thousand in 2018), net of constitution/reversal.

Notes to the Consolidated Financial Statements

d) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco's overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure's key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

Notes to the Consolidated Financial Statements

I) Amount of derivative financial instruments recognized by index

On December 31 - R$ thousand

	2019					2018				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts										
Purchase commitments:	**140,426,077**	**-**	**20,290**	**-**	**20,290**	**237,744,206**		**12,333**	**-**	**12,333**
- Interbank market	108,149,874	-	12,659	-	12,659	183,952,954	54,745,811	8,902	-	8,902
- Foreign currency	30,351,663	-	5,560	-	5,560	53,491,092	-	3,174	-	3,174
- Other	1,924,540	777,414	2,071	-	2,071	300,160	11,359	257	-	257
Sale commitments:	**231,911,105**		**(23,676)**	**-**	**(23,676)**	**195,027,332**		**(21,283)**	**-**	**(21,283)**
- Interbank market (1)	153,544,202	45,394,328	(18,640)	-	(18,640)	129,207,143	-	(19,133)	-	(19,133)
- Foreign currency (2)	77,219,777	46,868,114	(1,840)	-	(1,840)	65,531,388	12,040,296	(1,911)	-	(1,911)
- Other	1,147,126	-	(3,196)	-	(3,196)	288,801	-	(239)	-	(239)
Option contracts										
Purchase commitments:	**145,317,995**		**1,489,325**	**310,565**	**1,799,890**	**53,476,567**		**1,402,844**	**108,423**	**1,511,267**
- Interbank market	130,179,263	-	617,942	153,980	771,922	37,543,735	510,899	530,930	29,882	560,812
- Foreign currency	14,233,062	1,019,989	808,235	131,756	939,991	15,102,480	3,464,719	825,937	72,814	898,751
- Other	905,670	-	63,148	24,829	87,977	830,352	106,623	45,977	5,727	51,704
Sale commitments:	**253,288,998**		**(1,519,642)**	**(12,609)**	**(1,532,251)**	**49,394,326**		**(1,659,204)**	**13,854**	**(1,645,350)**
- Interbank market	238,999,513	108,820,250	(891,953)	(130,183)	(1,022,136)	37,032,836	-	(1,001,378)	(29,965)	(1,031,343)
- Foreign currency	13,213,073	-	(545,433)	124,936	(420,497)	11,637,761	-	(603,380)	31,513	(571,867)
- Other	1,076,412	170,742	(82,256)	(7,362)	(89,618)	723,729	-	(54,446)	12,306	(42,140)
Forward contracts										
Purchase commitments:	**16,258,721**		**1,428,434**	**1,328**	**1,429,762**	**13,597,633**		**731,145**	**-**	**731,145**
- Interbank market	232,706	232,706	1,859	1,328	3,187	213,196	213,196	15,577	-	15,577
- Foreign currency	13,794,259	-	(251,175)	-	(251,175)	12,488,149	-	135,002	-	135,002
- Other	2,231,756	1,563,753	1,677,750	-	1,677,750	896,288	292,398	580,566	-	580,566
Sale commitments:	**15,834,563**		**125,532**	**(2,167)**	**123,365**	**19,213,840**		**(164,382)**	**-**	**(164,382)**
- Foreign currency (2)	15,166,560	1,372,301	107,747	-	107,747	18,609,950	6,121,801	(188,372)	-	(188,372)
- Other	668,003	-	17,785	(2,167)	15,618	603,890	-	23,990	-	23,990

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand									
	2019					2018				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Swap contracts										
Assets (long position):	**70,032,236**		**9,668,531**	**987,011**	**10,655,542**	**73,302,987**		**13,411,473**	**(1,240,227)**	**12,171,246**
- Interbank market	7,703,103	3,424,228	118,969	85,416	204,385	4,439,901	2,835,083	319,859	89,857	409,716
- Fixed rate	38,714,923	19,364,909	8,253,671	(515,320)	7,738,351	51,759,240	23,444,731	11,671,421	(1,910,637)	9,760,784
- Foreign currency	19,746,372	-	1,032,687	1,066,491	2,099,178	15,551,428	-	1,296,270	461,908	1,758,178
- IGPM	670,554	-	124,132	118,554	242,686	753,483	7,483	55,729	54,100	109,829
- Other	3,197,284	-	139,072	231,870	370,942	798,935	-	68,194	64,545	132,739
Liabilities (unrestricted position):	**52,232,961**		**(9,044,701)**	**(3,161,114)**	**(12,205,815)**	**56,105,194**		**(10,325,457)**	**(3,651,012)**	**(13,976,469)**
- Interbank market	4,278,875	-	(179,169)	76,722	(102,447)	1,604,818	-	(18,891)	(27,358)	(46,249)
- Fixed rate	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)	28,314,509	-	(6,187,482)	(3,397,316)	(9,584,798)
- Foreign currency	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)	23,368,049	7,816,621	(3,751,368)	25,542	(3,725,826)
- IGPM	893,000	222,446	(167,300)	(170,755)	(338,055)	746,000	-	(117,080)	(75,723)	(192,803)
- Other	6,227,704	3,030,420	(400,758)	(445,801)	(846,559)	2,071,818	1,272,883	(250,636)	(176,157)	(426,793)
Total	**925,302,656**		**2,144,093**	**(1,876,986)**	**267,107**	**697,862,085**		**3,387,469**	**(4,768,962)**	**(1,381,493)**

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$76,405,734 thousand (R$8,285,152 thousand in 2018); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$21,015,183 thousand (R$9,784,183 thousand in 2018) (Note 7f);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$64,376,717 thousand (R$59,884,730 thousand in 2018); and
(3) Reflects the net balance between the Asset and Liability position.

Notes to the Consolidated Financial Statements

II) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	On December 31 - R$ thousand									
	2019									2018
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	9,668,531	987,011	10,655,542	73.5	2,454,889	141,145	534,619	7,524,889	10,655,542	12,171,246
Adjustment receivable - future	20,290	-	20,290	0.1	8,941	84	205	11,060	20,290	12,333
Receivable forward purchases	1,746,464	1,328	1,747,792	12.0	1,378,774	280,077	67,299	21,642	1,747,792	882,677
Receivable forward sales (1)	289,817	(2,141)	287,676	2.0	111,030	39,572	25,368	111,706	287,676	193,071
Premiums on exercisable options	1,489,325	310,565	1,799,890	12.4	460,248	66,689	70,259	1,202,694	1,799,890	1,511,267
Total assets (A)	**13,214,427**	**1,296,763**	**14,511,190**	**100.0**	**4,413,882**	**527,567**	**697,750**	**8,871,991**	**14,511,190**	**14,770,594**
Adjustment payables - swaps	(9,044,701)	(3,161,114)	(12,205,815)	85.6	(2,539,027)	(446,533)	(329,069)	(8,891,186)	(12,205,815)	(13,976,469)
Adjustment payables - future	(23,676)	-	(23,676)	0.2	(4,763)	-	(34)	(18,879)	(23,676)	(21,283)
Payable forward purchases	(318,030)	-	(318,030)	2.2	(128,880)	(59,652)	(67,930)	(61,568)	(318,030)	(151,532)
Payable forward sales	(164,285)	(26)	(164,311)	1.2	(98,478)	(14,799)	(8,606)	(42,428)	(164,311)	(357,453)
Premiums on written options	(1,519,642)	(12,609)	(1,532,251)	10.8	(395,176)	(48,033)	(66,196)	(1,022,846)	(1,532,251)	(1,645,350)
Total liabilities (B)	**(11,070,334)**	**(3,173,749)**	**(14,244,083)**	**100.0**	**(3,166,324)**	**(569,017)**	**(471,835)**	**(10,036,907)**	**(14,244,083)**	**(16,152,087)**
Net Effect (A-B)	**2,144,093**	**(1,876,986)**	**267,107**		**1,247,558**	**(41,450)**	**225,915**	**(1,164,916)**	**267,107**	**(1,381,493)**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Nominal Value)

	On December 31 - R$ thousand					
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2019	2018
Futures contracts (1)	168,339,315	38,115,352	38,784,775	127,097,740	372,337,182	432,771,538
Option contracts	335,764,505	24,877,188	29,008,223	8,957,077	398,606,993	102,870,893
Forward contracts (1)	16,518,633	5,368,096	6,106,912	4,099,643	32,093,284	32,811,473
Swap contracts	32,844,302	12,313,989	10,655,139	66,451,767	122,265,197	129,408,181
Total in 2019	**553,466,755**	**80,674,625**	**84,555,049**	**206,606,227**	**925,302,656**	
Total in 2018	**241,830,623**	**54,546,377**	**101,612,810**	**299,872,275**		**697,862,085**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	On December 31 - R$ thousand	
	2019	**2018**
Government securities		
National treasury bills	4,620,246	-
National treasury notes	5,270,514	4,525,418
Total	**9,890,760**	**4,525,418**

V) Revenues and expenses, net

	Years ended December 31 - R$ thousand	
	2019	**2018**
Swap contracts	(303,446)	(1,614,631)
Forward contracts (1)	739,273	(585,339)
Option contracts	282,465	(164,181)
Futures contracts (1)	(1,915,884)	(8,347,172)
Foreign exchange variation of assets and liabilities overseas	337,884	4,335,238
Total (Note 7g)	**(859,708)**	**(6,376,085)**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On December 31 - R$ thousand	
	2019	**2018**
B3 (stock exchange)	739,773,021	488,039,597
B3 (over-the-counter)	**143,904,600**	**163,937,706**
Financial Institutions	62,540,939	89,673,925
Companies	80,946,338	74,165,418
Individuals	417,323	98,363
Overseas (stock exchange) (1)	18,292,330	31,202,691
Overseas (over-the-counter) (1)	23,332,705	14,682,091
Total	**925,302,656**	**697,862,085**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	On December 31 - R$ thousand	
	2019	**2018**
Risk received in credit Swaps:	**3,894,982**	**3,330,639**
- Debt securities issued by companies	791,045	749,735
- Bonds of the Brazilian public debt	3,056,778	2,574,317
- Bonds of foreign public debt	47,159	6,587
Risk transferred in credit Swaps:	**(1,108,443)**	**(271,236)**
- Brazilian public debt derivatives	(181,382)	(96,870)
- Foreign public debt derivatives	(927,061)	(174,366)
Total net credit risk value	**2,786,539**	**3,059,403**
Effect on Shareholders' Equity	**84,382**	**61,551**
Remuneration on the counterparty receiving the risk	**(11,945)**	**(7,372)**

Notes to the Consolidated Financial Statements

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

f) Hedge Accounting

On December 31, 2019, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

I) Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand			
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in 2019	**97,420,917**	**97,069,508**	**119,653**	**65,809**
Hedge of interest receipts from investments in securities (2)	9,784,183	8,048,943	-	-
Hedge of interest payments on funding (1)	8,285,152	8,054,345	(140,745)	(84,447)
Total in 2018	**18,069,335**	**16,103,288**	**(140,745)**	**(84,447)**

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates until 2021, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2019, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(28,413) thousand.

There were no gains/(losses) related to the cash flow hedge recorded in the income statements in the year ended on December 31, 2019 (R$22,970 thousand in 2018).

II) Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Notes to the Consolidated Financial Statements

Strategy	On December 31 - R$ thousand			
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in 2019	**1,919,177**	**925,820**	**(388,674)**	**(213,771)**
Hedge of exchange variation on future cash flows (1)	1,375,232	755,611	(269,039)	(161,423)
Total in 2018	**1,375,232**	**755,611**	**(269,039)**	**(161,423)**

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$(4,172) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the year ended on December 31, 2019 was R$(15,750) thousand (R$(7,943) thousand in 2018).

g) Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Years ended December 31 - R$ thousand	
	2019	2018
Fixed income securities (1)	20,859,572	21,787,124
Interbank investments (Note 6b)	7,202,477	9,311,819
Equity securities	(456,975)	247,561
Subtotal	**27,605,074**	**31,346,504**
Income from insurance, pension plans and capitalization bonds (2)	25,025,743	24,923,391
Income from derivative financial instruments (Note 7d V)	(859,708)	(6,376,085)
Total	**51,771,109**	**49,893,810**

(1) In the year ended on December 31, 2019, there were impairment losses of financial assets (mostly debentures), in the amount of R$2,058,004 thousand (R$979,765 thousand in 2018), net of constitution/reversal; and
(2) In the year ended on December 31, 2019, there were impairment losses of shares in the amount of R$22 thousand (R$1,468 thousand in 2018).

8) INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a) Reserve requirement

	On December 31 - R$ thousand		
	Remuneration	2019	2018
Compulsory deposit – demand deposits	not remunerated	7,042,022	7,186,254
Compulsory deposit – savings deposits	savings index	22,619,432	21,999,114
Compulsory deposit – time deposits	Selic rate	60,960,884	58,411,548
Reserve requirement – SFH	TR + interest rate	227,993	1,283,317
Total		**90,850,331**	**88,880,233**

For more information on compulsory deposits, see Note 34.

b) Revenue from reserve requirement

	Years ended December 31 - R$ thousand	
	2019	2018
Reserve requirement – Bacen (Compulsory deposit)	4,304,874	3,916,299
Reserve requirement – SFH	22,516	50,208
Total	**4,327,390**	**3,966,507**

Notes to the Consolidated Financial Statements

9) LOANS

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

									On December 31 - R$ thousand	
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (A)	% (4)	Total in 2018 (A)	% (4)
Discounted trade receivables and loans (1)	18,462,686	13,095,925	11,304,871	22,516,623	32,332,245	87,635,078	185,347,428	36.1	164,506,897	35.7
Financing	4,969,716	4,884,338	4,394,331	11,594,990	18,888,292	99,684,336	144,416,003	28.0	133,425,180	29.0
Agricultural and agribusiness loans	546,434	675,707	824,219	3,416,404	7,881,140	7,048,944	20,392,848	4.0	19,930,085	4.3
Subtotal	**23,978,836**	**18,655,970**	**16,523,421**	**37,528,017**	**59,101,677**	**194,368,358**	**350,156,279**	**68.1**	**317,862,162**	**69.0**
Leases	99,288	104,279	96,247	261,744	455,234	1,710,066	2,726,858	0.5	1,942,316	0.4
Advances on foreign exchange contracts (2)	1,798,668	2,265,876	1,743,297	6,370,469	3,506,308	-	15,684,618	3.0	14,143,929	3.1
Subtotal	**25,876,792**	**21,026,125**	**18,362,965**	**44,160,230**	**63,063,219**	**196,078,424**	**368,567,755**	**71.6**	**333,948,407**	**72.5**
Other receivables (3)	26,825,807	11,623,100	5,564,488	8,772,996	4,081,898	444,640	57,312,929	11.1	48,201,909	10.5
Total loans	**52,702,599**	**32,649,225**	**23,927,453**	**52,933,226**	**67,145,117**	**196,523,064**	**425,880,684**	**82.7**	**382,150,316**	**83.0**
Acquisition of credit card receivables	5,277,345	989,540	829,398	1,584,278	805,061	-	9,485,622	1.8	3,928,901	0.9
Subtotal	**57,979,944**	**33,638,765**	**24,756,851**	**54,517,504**	**67,950,178**	**196,523,064**	**435,366,306**	**84.5**	**386,079,217**	**83.9**
Sureties and guarantees	774,282	828,646	748,370	7,333,710	13,125,797	55,420,340	78,231,145	15.2	72,870,964	15.8
Loan assignment - real estate receivables certificate	-	-	-	-	-	-	-	-	749,428	0.2
Guarantee given on rural loans assigned	-	-	-	-	9,481	51,276	60,757	-	65,663	-
Letters of credit for imports	80,169	87,287	113,519	265,408	16,613	848,201	1,411,197	0.3	361,593	0.1
Confirmed exports loans	14,105	496	-	-	5,626	-	20,227	-	70,391	-
Total - Off-balance-sheet accounts	**868,556**	**916,429**	**861,889**	**7,599,118**	**13,157,517**	**56,319,817**	**79,723,326**	**15.5**	**74,118,039**	**16.1**
Total in 2019	**58,848,500**	**34,555,194**	**25,618,740**	**62,116,622**	**81,107,695**	**252,842,881**	**515,089,632**	**100.0**		
Total in 2018	**56,753,937**	**31,132,642**	**20,625,348**	**55,574,819**	**66,385,309**	**229,725,201**			**460,197,256**	**100.0**

Notes to the Consolidated Financial Statements

									On December 31 - R$ thousand
	Non-performing loans								
	Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2019 (B)	% (4)	Total in 2018 (B)	% (4)
Discounted trade receivables and loans (1)	1,039,379	1,153,003	1,186,903	2,326,047	3,606,513	9,311,845	81.4	9,221,349	84.3
Financing	222,339	185,984	120,052	243,204	204,122	975,701	8.5	1,015,656	9.3
Agricultural and agribusiness loans	13,588	27,285	35,609	49,502	39,337	165,321	1.4	258,359	2.4
Subtotal	**1,275,306**	**1,366,272**	**1,342,564**	**2,618,753**	**3,849,972**	**10,452,867**	**91.3**	**10,495,364**	**96.0**
Leases	3,001	2,559	4,103	7,202	8,608	25,473	0.2	18,676	0.2
Advances on foreign exchange contracts (2)	23,141	18,088	8,350	110,111	212,956	372,646	3.3	103,155	0.9
Subtotal	**1,301,448**	**1,386,919**	**1,355,017**	**2,736,066**	**4,071,536**	**10,850,986**	**94.8**	**10,617,195**	**97.1**
Other receivables (3)	48,613	20,967	329,540	50,386	141,809	591,315	5.2	317,349	2.9
Total in 2019	**1,350,061**	**1,407,886**	**1,684,557**	**2,786,452**	**4,213,345**	**11,442,301**	**100.0**		
Total in 2018	**1,837,427**	**1,225,253**	**1,322,069**	**2,792,108**	**3,757,687**			**10,934,544**	**100.0**

										On December 31 - R$ thousand
	Non-performing loans									
	Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (C)	% (4)	Total in 2018 (C)	% (4)
Discounted trade receivables and loans (1)	694,662	586,863	561,355	1,261,389	2,045,067	5,233,230	10,382,566	66.4	8,838,446	64.4
Financing	205,120	192,198	189,130	501,857	831,564	3,071,655	4,991,524	32.0	4,483,300	32.6
Agricultural and agribusiness loans	608	1,644	684	4,917	26,418	36,398	70,669	0.5	134,813	1.0
Subtotal	**900,390**	**780,705**	**751,169**	**1,768,163**	**2,903,049**	**8,341,283**	**15,444,759**	**98.9**	**13,456,559**	**98.0**
Leases	2,973	2,902	2,858	8,297	17,660	70,494	105,184	0.7	128,870	0.9
Subtotal	**903,363**	**783,607**	**754,027**	**1,776,460**	**2,920,709**	**8,411,777**	**15,549,943**	**99.6**	**13,585,429**	**98.9**
Other receivables (3)	8,109	7,135	6,213	14,001	16,258	17,030	68,746	0.4	147,531	1.1
Total in 2019	**911,472**	**790,742**	**760,240**	**1,790,461**	**2,936,967**	**8,428,807**	**15,618,689**	**100.0**		
Total in 2018	**791,131**	**723,225**	**589,755**	**1,528,058**	**2,400,006**	**7,700,785**			**13,732,960**	**100.0**

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand			
	Total			
	Total in 2019 (A+B+C)	% (4)	Total in 2018 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	205,041,839	37.9	182,566,692	37.7
Financing	150,383,228	27.7	138,924,136	28.7
Agricultural and agribusiness loans	20,628,838	3.8	20,323,257	4.2
Subtotal	**376,053,905**	**69.4**	**341,814,085**	**70.6**
Leases	2,857,515	0.5	2,089,862	0.4
Advances on foreign exchange contracts (2) (Note 10a)	16,057,264	3.0	14,247,084	2.9
Subtotal	**394,968,684**	**72.9**	**358,151,031**	**73.9**
Other receivables (3)	57,972,990	10.7	48,666,789	10.0
Total loans	**452,941,674**	**83.6**	**406,817,820**	**83.9**
Acquisition of credit card receivables	9,485,622	1.7	3,928,901	0.8
Subtotal	**462,427,296**	**85.3**	**410,746,721**	**84.7**
Sureties and guarantees	78,231,145	14.4	72,870,964	15.0
Loan assignment - real estate receivables certificate	-	-	749,428	0.2
Guarantee given on rural loans assigned	60,757	-	65,663	-
Letters of credit for imports	1,411,197	0.3	361,593	0.1
Confirmed exports loans	20,227	-	70,391	-
Total - Off-balance-sheet accounts	**79,723,326**	**14.7**	**74,118,039**	**15.3**
Total in 2019	**542,150,622**	**100.0**		
Total in 2018			**484,864,760**	**100.0**

(1) Including credit card loans of R$13,499,626 thousand (R$13,205,662 thousand in 2018);
(2) Advances on foreign exchange contracts are classified as a deduction from "Other Liabilities";
(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$33,977,700 thousand (R$29,465,888 thousand in 2018); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

Notes to the Consolidated Financial Statements

b) By type and levels of risk

On December 31 - R$ thousand

	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Discounted trade receivables and loans	21,380,972	101,902,130	19,120,939	29,938,867	5,430,060	5,813,387	3,239,253	3,047,796	15,168,435	205,041,839	38.7	182,566,692	38.1
Financing	93,403,506	26,033,319	14,527,470	8,967,206	1,994,779	2,107,693	740,239	814,327	1,794,689	150,383,228	28.3	138,924,136	29.0
Agricultural and agribusiness loans	6,576,951	8,382,424	4,068,007	1,154,247	235,068	61,765	48,949	17,381	84,046	20,628,838	3.9	20,323,257	4.2
Subtotal	**121,361,429**	**136,317,873**	**37,716,416**	**40,060,320**	**7,659,907**	**7,982,845**	**4,028,441**	**3,879,504**	**17,047,170**	**376,053,905**	**70.9**	**341,814,085**	**71.3**
Leases	576,816	727,974	1,369,256	19,635	14,640	5,305	232	19,901	123,756	2,857,515	0.5	2,089,862	0.4
Advances on foreign exchange contracts (2)	7,357,613	2,534,578	3,699,006	1,806,113	34,534	17,767	41,380	79,710	486,563	16,057,264	3.0	14,247,084	3.0
Subtotal	**129,295,858**	**139,580,425**	**42,784,678**	**41,886,068**	**7,709,081**	**8,005,917**	**4,070,053**	**3,979,115**	**17,657,489**	**394,968,684**	**74.4**	**358,151,031**	**74.7**
Other receivables	12,708,503	31,144,109	6,578,253	5,829,087	267,261	136,368	68,068	54,135	1,187,206	57,972,990	10.9	48,666,789	10.1
Subtotal	**142,004,361**	**170,724,534**	**49,362,931**	**47,715,155**	**7,976,342**	**8,142,285**	**4,138,121**	**4,033,250**	**18,844,695**	**452,941,674**	**85.3**	**406,817,820**	**84.8**
Financial guarantees provided (3)	65,676,489	4,376,630	1,659,531	93,845	4,403,960	2,020,690	-	-	-	78,231,145	14.7	72,870,964	15.2
Total in 2019	**207,680,850**	**175,101,164**	**51,022,462**	**47,809,000**	**12,380,302**	**10,162,975**	**4,138,121**	**4,033,250**	**18,844,695**	**531,172,819**	**100.0**		
%	**39.1**	**33.0**	**9.6**	**9.0**	**2.3**	**1.9**	**0.8**	**0.8**	**3.5**	**100.0**			
Total in 2018	**190,397,325**	**151,795,507**	**40,985,620**	**53,294,270**	**9,924,605**	**6,033,271**	**6,730,410**	**3,390,532**	**17,137,244**			**479,688,784**	**100.0**
%	**39.7**	**31.6**	**8.5**	**11.1**	**2.1**	**1.3**	**1.4**	**0.7**	**3.6**			**100.0**	

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Note 10a; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 19c.

Notes to the Consolidated Financial Statements

c) Composition of loan operations by risk level and delay situation

I) Levels of risk

	On December 31 - R$ thousand												
	Levels of risk												
			Non-performing loans (3)										
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	-	-	**2,656,707**	**2,750,416**	**2,123,485**	**1,608,515**	**924,571**	**1,168,378**	**4,386,617**	**15,618,689**	**100.0**	**13,732,960**	**100.0**
1 to 30	-	-	163,272	190,555	108,098	86,302	49,187	72,635	241,423	911,472	5.8	791,131	5.8
31 to 60	-	-	134,945	164,604	95,950	77,022	44,973	57,208	216,040	790,742	5.1	723,225	5.2
61 to 90	-	-	134,822	150,792	89,185	76,837	44,183	54,431	209,990	760,240	4.9	589,755	4.3
91 to 180	-	-	255,780	320,523	232,353	194,166	113,400	127,914	546,325	1,790,461	11.5	1,528,058	11.1
181 to 360	-	-	408,251	519,111	399,629	315,326	185,388	216,148	893,114	2,936,967	18.8	2,400,006	17.5
More than 360	-	-	1,559,637	1,404,831	1,198,270	858,862	487,440	640,042	2,279,725	8,428,807	53.9	7,700,785	56.1
Past-due installments (2)	-	-	**457,549**	**999,061**	**905,224**	**956,834**	**757,881**	**810,607**	**6,555,145**	**11,442,301**	**100.0**	**10,934,544**	**100.0**
1 to 14	-	-	14,449	57,606	43,496	27,174	27,752	17,934	109,474	297,885	2.6	1,008,198	9.2
15 to 30	-	-	412,056	265,296	86,414	65,818	43,615	34,969	144,008	1,052,176	9.2	829,229	7.6
31 to 60	-	-	31,044	643,267	213,350	131,238	56,880	57,604	274,503	1,407,886	12.3	1,225,253	11.2
61 to 90	-	-	-	24,782	529,161	156,989	68,054	55,098	850,473	1,684,557	14.6	1,322,069	12.1
91 to 180	-	-	-	8,110	32,803	557,267	541,021	622,507	1,024,744	2,786,452	24.4	2,792,108	25.5
181 to 360	-	-	-	-	-	18,348	20,559	22,495	4,088,355	4,149,757	36.3	3,701,006	33.9
More than 360	-	-	-	-	-	-	-	-	63,588	63,588	0.6	56,681	0.5
Subtotal	-	-	**3,114,256**	**3,749,477**	**3,028,709**	**2,565,349**	**1,682,452**	**1,978,985**	**10,941,762**	**27,060,990**		**24,667,504**	
Specific provision	-	-	31,143	112,484	302,870	769,606	841,225	1,385,290	10,941,762	14,384,380		14,039,739	

(1) Percentage of maturities by installment;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

On December 31 - R$ thousand

	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	**141,852,118**	**169,890,905**	**46,107,267**	**43,636,313**	**4,888,035**	**5,499,692**	**2,438,822**	**2,038,448**	**7,820,330**	**424,171,930**	**99.6**	**380,425,134**	**99.5**
1 to 30	10,501,820	26,984,488	5,797,979	6,253,839	332,388	245,137	158,938	97,192	622,064	50,993,845	12.0	50,551,414	13.3
31 to 60	8,454,065	15,463,767	3,389,529	4,024,181	200,487	143,614	131,266	269,314	573,002	32,649,225	7.7	28,800,443	7.5
61 to 90	6,696,260	9,756,820	3,244,413	3,596,692	180,772	140,304	66,957	54,693	190,542	23,927,453	5.6	18,814,603	4.9
91 to 180	17,128,876	20,346,414	7,018,964	6,134,477	384,385	653,978	133,367	174,879	957,886	52,933,226	12.4	47,142,993	12.3
181 to 360	20,814,332	27,836,470	7,978,805	7,706,519	1,038,290	462,220	210,505	275,484	822,492	67,145,117	15.8	54,777,920	14.3
More than 360	78,256,765	69,502,946	18,677,577	15,920,605	2,751,713	3,854,439	1,737,789	1,166,886	4,654,344	196,523,064	46.1	180,337,761	47.2
Past due up to 14 days	**152,243**	**833,629**	**141,408**	**329,365**	**59,598**	**77,244**	**16,847**	**15,817**	**82,603**	**1,708,754**	**0.4**	**1,725,182**	**0.5**
Subtotal	**142,004,361**	**170,724,534**	**46,248,675**	**43,965,678**	**4,947,633**	**5,576,936**	**2,455,669**	**2,054,265**	**7,902,933**	**425,880,684**	**100.0**	**382,150,316**	**100.0**
Generic provision	-	853,623	462,487	1,318,970	494,764	1,673,080	1,227,835	1,437,985	7,902,933	15,371,677		14,061,801	
Total in 2019	**142,004,361**	**170,724,534**	**49,362,931**	**47,715,155**	**7,976,342**	**8,142,285**	**4,138,121**	**4,033,250**	**18,844,695**	**452,941,674**			
Existing provision	-	974,264	579,340	4,157,469	1,944,607	3,577,874	2,605,846	3,956,330	18,844,695	36,640,425			
Minimum required provision	-	853,623	493,630	1,431,454	797,634	2,442,686	2,069,060	2,823,275	18,844,695	29,756,057			
Supplementary provision	-	120,641	85,710	2,726,015	1,146,973	1,135,188	536,786	1,133,055	-	6,884,368			
Total in 2018	**132,364,894**	**148,023,072**	**38,836,529**	**44,899,001**	**9,402,867**	**6,033,271**	**6,730,410**	**3,390,532**	**17,137,244**			**406,817,820**	
Existing provision	-	833,445	425,490	1,461,291	1,464,936	4,642,200	5,640,439	3,377,804	17,137,244			34,982,849	
Minimum required provision	-	740,115	388,365	1,346,970	940,286	1,809,982	3,365,205	2,373,373	17,137,244			28,101,540	
Supplementary provision	-	93,330	37,125	114,321	524,650	2,832,218	2,275,234	1,004,431	-			6,881,309	

(1) Percentage of maturities by installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II) Operations

On December 31, 2019 - R$ thousand

Exposure	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Loans	411,041,549	10,852,711	12,193,598	3,964,721	6,411,037	8,350,437	127,621	452,941,674

Notes to the Consolidated Financial Statements

d) Concentration of loans

	On December 31 - R$ thousand			
	2019	% (1)	2018	% (1)
Largest borrower	8,870,762	2.0	9,092,151	2.2
10 largest borrowers	35,177,697	7.8	37,315,119	9.2
20 largest borrowers	51,718,848	11.4	52,976,450	13.0
50 largest borrowers	76,286,455	16.8	76,660,370	18.8
100 largest borrowers	92,082,076	20.3	94,185,453	27.4

(1) Percentage on total portfolio (as defined by Bacen).

e) By economic sector

	On December 31 - R$ thousand			
	2019	%	2018	%
Public sector	**8,899,863**	**2.0**	**9,259,368**	**2.3**
Oil, derivatives and aggregate activities	8,870,762	2.0	9,092,151	2.2
Production and distribution of electricity	3,032	-	1,829	-
Other industries	26,069	-	165,388	-
Private sector	**444,041,811**	**98.0**	**397,558,452**	**97.7**
Companies	**213,605,332**	**47.2**	**204,690,732**	**50.3**
Real estate and construction activities	21,695,592	4.8	25,267,761	6.2
Retail	35,521,621	7.8	32,472,286	8.0
Services	20,136,089	4.4	19,086,508	4.7
Transportation and concession	20,807,687	4.6	17,261,369	4.2
Automotive	12,723,830	2.8	11,284,972	2.8
Food products	11,067,069	2.4	12,040,631	3.0
Wholesale	14,327,816	3.2	11,467,168	2.8
Production and distribution of electricity	2,868,563	0.6	4,784,015	1.2
Iron and steel industry	9,022,956	2.0	7,698,444	1.9
Sugar and alcohol	6,191,961	1.4	6,907,858	1.7
Holding	2,940,207	0.6	3,872,935	1.0
Capital goods	3,197,561	0.7	3,385,548	0.8
Pulp and paper	2,331,950	0.5	3,359,793	0.8
Chemical	4,787,210	1.1	3,534,785	0.9
Cooperative	2,843,482	0.6	2,657,072	0.7
Financial	1,904,654	0.4	2,611,622	0.6
Leisure and tourism	3,401,206	0.8	3,076,927	0.8
Textiles	2,380,689	0.5	2,038,464	0.5
Agriculture	1,833,734	0.4	1,824,795	0.4
Oil, derivatives and aggregate activities	1,715,630	0.4	1,824,116	0.4
Other industries	31,905,825	7.0	28,233,663	6.9
Individuals	**230,436,479**	**50.9**	**192,867,720**	**47.4**
Total	**452,941,674**	**100.0**	**406,817,820**	**100.0**

Notes to the Consolidated Financial Statements

f) Breakdown of loans and allowance for loan losses

On December 31 - R$ thousand

Level of risk	Portfolio balance							
	Non-performing loans							
	Installments past due	Installments not yet due	Total - non-performing loans	Performing loans	Total	% (1)	% 2019 YTD (2)	% 2018 YTD (2)
AA	-	-	-	142,004,361	142,004,361	31.3	31.3	32.6
A	-	-	-	170,724,534	170,724,534	37.7	69.0	69.0
B	457,549	2,656,707	3,114,256	46,248,675	49,362,931	10.9	79.9	78.5
C	999,061	2,750,416	3,749,477	43,965,678	47,715,155	10.5	90.4	89.5
Subtotal	**1,456,610**	**5,407,123**	**6,863,733**	**402,943,248**	**409,806,981**	**90.4**		
D	905,224	2,123,485	3,028,709	4,947,633	7,976,342	1.8	92.2	91.8
E	956,834	1,608,515	2,565,349	5,576,936	8,142,285	1.8	94.0	93.3
F	757,881	924,571	1,682,452	2,455,669	4,138,121	0.9	94.9	95.0
G	810,607	1,168,378	1,978,985	2,054,265	4,033,250	0.9	95.8	95.8
H	6,555,145	4,386,617	10,941,762	7,902,933	18,844,695	4.2	100.0	100.0
Subtotal	**9,985,691**	**10,211,566**	**20,197,257**	**22,937,436**	**43,134,693**	**9.6**		
Total in 2019	**11,442,301**	**15,618,689**	**27,060,990**	**425,880,684**	**452,941,674**	**100.0**		
%	**2.5**	**3.4**	**5.9**	**94.1**	**100.0**			
Total in 2018	**10,934,544**	**13,732,960**	**24,667,504**	**382,150,316**	**406,817,820**			
%	**2.7**	**3.4**	**6.1**	**93.9**	**100.0**			

(1) Percentage of level of risk in relation to the total portfolio; and

(2) Cumulative percentage of level of risk in relation to the total portfolio.

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand									
	Provision									
Level of risk	% Minimum provisioning required	Minimum required					Supplementary	Existing	% 2019 YTD (1)	% 2018 YTD (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	853,623	853,623	120,641	974,264	0.6	0.6
B	1.0	4,576	26,567	31,143	462,487	493,630	85,710	579,340	1.2	1.1
C	3.0	29,972	82,512	112,484	1,318,970	1,431,454	2,726,015	4,157,469	8.7	3.3
Subtotal		**34,548**	**109,079**	**143,627**	**2,635,080**	**2,778,707**	**2,932,366**	**5,711,073**	**1.4**	**0.7**
D	10.0	90,522	212,348	302,870	494,764	797,634	1,146,973	1,944,607	24.4	15.6
E	30.0	287,051	482,555	769,606	1,673,080	2,442,686	1,135,188	3,577,874	43.9	76.9
F	50.0	378,940	462,285	841,225	1,227,835	2,069,060	536,786	2,605,846	63.0	83.8
G	70.0	567,425	817,865	1,385,290	1,437,985	2,823,275	1,133,055	3,956,330	98.1	99.6
H	100.0	6,555,145	4,386,617	10,941,762	7,902,933	18,844,695	-	18,844,695	100.0	100.0
Subtotal		**7,879,083**	**6,361,670**	**14,240,753**	**12,736,597**	**26,977,350**	**3,952,002**	**30,929,352**	**71.7**	**75.6**
Total in 2019		**7,913,631**	**6,470,749**	**14,384,380**	**15,371,677**	**29,756,057**	**6,884,368**	**36,640,425**	**8.1**	
%		**21.6**	**17.7**	**39.3**	**42.0**	**81.2**	**18.8**	**100.0**		
Total in 2018		**7,493,035**	**6,546,704**	**14,039,739**	**14,061,801**	**28,101,540**	**6,881,309**	**34,982,849**		**8.6**
%		**21.4**	**18.7**	**40.1**	**40.2**	**80.3**	**19.7**	**100.0**		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	R$ thousand	
	2019	**2018**
- Specific provision (1)	**14,039,739**	**16,828,454**
- Generic provision (2)	**14,061,801**	**12,699,936**
- Supplementary provision (3)	**6,881,309**	**6,895,477**
Opening balance on December 31	**34,982,849**	**36,423,867**
Accounting for allowance for loan losses (Note 9h) (4)	18,720,532	18,225,479
Write-offs	(17,369,255)	(19,916,376)
Exchange variation	306,299	249,879
Closing balance on December 31	**36,640,425**	**34,982,849**
- Specific provision (1)	**14,384,380**	**14,039,739**
- Generic provision (2)	**15,371,677**	**14,061,801**
- Supplementary provision (3)	**6,884,368**	**6,881,309**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering the history of losses and the experience of Management, in order to determine the total provision deemed sufficient at a given time to cover probable losses in the realization of credits. The complementary provision classified in the risk levels can be found in Note 9f; and
(4) Includes the reversal of allowance for loan losses relating to the assignment of loans which were 100% provisioned.

h) Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Years ended December 31 - R$ thousand	
	2019	**2018**
Amount recorded	18,720,532	18,225,479
Amount recovered	(7,908,896)	(7,147,095)
Allowance for Loan Losses expense net of amounts recovered (1)	**10,811,636**	**11,078,384**

(1) In the year ended on December 31, 2019, there was an assignment of active operation credit, in the amount of R$2,023,096 thousand, whose sale value was R$75,220 thousand and credit assignments of operations, already written off as losses, without retaining risks and benefits in the amount of R$24,082,902 thousand (R$13,810,254 thousand in 2018), whose sale value was R$389,484 thousand (R$204,472 thousand in 2018).

Notes to the Consolidated Financial Statements

i) Changes in the renegotiated portfolio

	On December 31 - R$ thousand	
	2019	2018
Opening balance on December 31	**17,143,212**	**17,183,869**
Amount renegotiated	20,283,735	15,193,567
Amount received	(13,363,684)	(9,472,888)
Write-offs	(5,032,606)	(5,761,336)
Closing balance on December 31	**19,030,657**	**17,143,212**
Allowance for loan losses	12,724,216	13,426,625
Percentage on renegotiated portfolio	66.9%	78.3%

j) Income from loans and leases

	Years ended December 31 - R$ thousand	
	2019	2018
Discounted trade receivables and loans	49,990,246	45,334,036
Financing	16,505,080	15,370,413
Agricultural and agribusiness loans	1,462,374	1,964,890
Subtotal	**67,957,700**	**62,669,339**
Recovery of credits charged-off as losses	7,908,896	7,147,095
Subtotal	**75,866,596**	**69,816,434**
Leases, net of expenses	259,682	258,200
Total	**76,126,278**	**70,074,634**

10) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balances

	On December 31 - R$ thousand	
	2019	2018
Assets – other receivables		
Exchange purchases pending settlement	23,782,652	16,843,467
Foreign exchange and forward documents in foreign currencies	19,091	36,149
Exchange sale receivables	7,394,485	3,583,992
(-) Advances in domestic currency received	(243,847)	(283,780)
Income receivable on advances granted	263,320	279,978
Total	**31,215,701**	**20,459,806**
Liabilities – other liabilities		
Exchange sales pending settlement	7,793,350	3,593,445
Exchange purchase payables	23,751,316	16,205,817
(-) Advances on foreign exchange contracts	(16,057,264)	(14,247,084)
Other	1,368	2,206
Total	**15,488,770**	**5,554,384**
Net foreign exchange portfolio	**15,726,931**	**14,905,422**
Off-balance-sheet accounts:		
- Loans available for import	1,411,197	361,593
- Confirmed exports loans	20,227	70,391

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Years ended December 31 - R$ thousand	
	2019	**2018**
Foreign exchange income	**2,413,090**	**1,657,135**
Adjustments:		
- Income on foreign currency financing (1)	196,201	200,184
- Income on export financing (1)	1,754,736	1,652,684
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(2,018,481)	(1,066,302)
- Funding expenses (3)	(1,750,418)	(1,669,410)
- Other (4)	527,123	592,711
Total adjustments	**(1,290,839)**	**(290,133)**
Adjusted foreign exchange income	**1,122,251**	**1,367,002**

(1) Recognized in "Income from loans";
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

b) Sundry

	On December 31 - R$ thousand	
	2019	**2018**
Deferred tax assets (Note 33c)	67,400,235	54,047,279
Credit card operations	33,977,700	29,465,888
Debtors for escrow deposits	18,695,102	18,729,321
Trade and credit receivables	23,039,948	19,220,547
Prepaid taxes	15,685,801	13,498,263
Other debtors	3,182,805	2,983,944
Payments to be reimbursed	769,689	777,868
Receivables from sale of assets	169,183	196,804
Other	1,030,438	661,167
Total	**163,950,901**	**139,581,081**

Notes to the Consolidated Financial Statements

11) OTHER ASSETS

a) Foreclosed assets/other

	On December 31 - R$ thousand			
	Cost	Allowance for losses	Cost net of provision	
			2019	2018
Real estate	2,735,401	(1,601,877)	1,133,524	1,120,434
Vehicles and similar	538,444	(314,669)	223,775	231,105
Inventories/warehouse	12,113	-	12,113	15,755
Machinery and equipment	4,582	(4,220)	362	585
Other	11,590	(11,548)	42	1,206
Total in 2019	**3,302,130**	**(1,932,314)**	**1,369,816**	
Total in 2018	**3,068,089**	**(1,699,004)**		**1,369,085**

b) Prepaid expenses

	On December 31 - R$ thousand	
	2019	2018
Deferred insurance acquisition costs (1)	1,045,711	973,808
Commission on the placement of loans and financing (2)	544,828	540,125
Advertising and marketing expenses (3)	244,346	190,112
Other (4)	541,140	503,051
Total	**2,376,025**	**2,207,096**

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

12) INVESTMENTS

a) Composition of investments in the consolidated financial statements

	On December 31 - R$ thousand	
	2019	2018
- Cielo S.A.	3,434,807	4,124,373
- Elo Participações Ltda.	1,407,642	1,260,912
- Fleury S.A.	703,401	699,927
- IRB-Brasil Resseguros S.A.	668,833	606,161
- Swiss Re Corporate Solutions Brasil	345,825	345,036
- Aquarius Participações S.A.	44,535	43,030
- Haitong Banco de Investimento do Brasil S.A.	104,420	100,597
- Others	433,631	476,532
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	**7,143,094**	**7,656,568**
- Tax incentives	95,540	95,585
- Other investments	135,951	142,901
Provision for:		
- Tax incentives	(51,445)	(51,486)
- Other investments	(32,379)	(32,379)
Total investments (1)	**7,290,761**	**7,811,189**

(1) In 2019, impairment losses were recorded, in the amount of R$727,235 thousand (R$107,000 thousand in 2018).

Notes to the Consolidated Financial Statements

b) The income/expense from the equity method accounting of investments was recognized in the statement of income, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

Companies	Years ended December 31 - R$ thousand								
	Capital	Shareholders' equity adjusted	Number of shares held (in thousands)		Number of shares held (in thousands)	Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)	
			Ordinary (ON)	Preferential (PN)				2019	2018
- Elo Participações Ltda. (2)	1,052,000	2,814,721	-	-	526,105	50.01%	627,369	313,747	288,041
- Aquarius Participações S.A. (3)	63,600	90,888	30,541	623	-	49.00%	24,806	12,155	130,769
- Haitong Banco de Investimento do Brasil S.A.	420,000	522,100	12,734	12,734	-	20.00%	19,120	3,824	602
- Others (4)								873,805	1,199,405
Share of profit (loss) of unconsolidated and jointly controlled companies								**1,203,531**	**1,618,817**

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) In December 2018, the partial spin-off of Fidelity Processadora S.A. occurred, a company controlled by Aquarius Participações S.A.; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

Notes to the Consolidated Financial Statements

13) PREMISES AND EQUIPMENT

				On December 31 - R$ thousand	
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation	
				2019	2018
Property and equipment:					
- Buildings	4%	2,607,448	(813,589)	1,793,859	1,622,324
- Land	-	809,814	-	809,814	818,755
Facilities, furniture and premises and equipment	10%	6,473,961	(2,948,630)	3,525,331	3,072,434
Security and communication systems (1)	10%	375,712	(221,860)	153,852	142,806
Data processing systems (1)	20 to 40%	9,167,331	(5,977,993)	3,189,338	2,381,480
Transportation systems (1)	10 to 20%	195,203	(67,219)	127,984	31,643
Fixed Assets in course	-	131,394	-	131,394	90,398
Total in 2019		**19,760,863**	**(10,029,291)**	**9,731,572**	
Total in 2018		**17,625,464**	**(9,465,624)**		**8,159,840**

(1) In 2019, impairment losses were recognized in the lines "Other Operating Expenses" in the amount of R$25,471 thousand (R$31,323 thousand in 2018).

The fixed assets to shareholders' equity ratio is 38.3% when considering only the companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,864,316 thousand, net of accumulated amortization, as applicable, of which: (i) R$985,628 thousand recognized in 'Permanent Assets – Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$3,878,688 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

In the year ended on December 31, 2019, goodwill was amortized totaling R$1,710,013 thousand (R$2,115,506 thousand in 2018) (Note 28).

b) Intangible assets

Acquired intangible assets consist of:

				On December 31 - R$ thousand	
	Rate of Amortization (1)	Cost (2)	Amortization	Cost net of amortization	
				2019	2018
Anticipation for acquisition of right to provide financial services (2)	Contract	7,678,591	(3,190,693)	4,487,898	4,795,136
Software (2) (3)	20%	11,503,220	(8,375,832)	3,127,388	3,241,280
Goodwill (2) (4)	Up to 20%	11,718,987	(7,840,299)	3,878,688	5,836,868
Other	Contract	73,548	(44,754)	28,794	22,067
Total in 2019		**30,974,346**	**(19,451,578)**	**11,522,768**	
Total in 2018		**30,749,279**	**(16,853,928)**		**13,895,351**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";
(2) On December 31, 2019, there were impairment losses in: (i) Anticipation for acquisition of right to provide financial services, in the amount of R$519,749 thousand; (ii) Software, in the amount of R$196,553 thousand; and (iii) Goodwill on investments, in the amount of R$255,301 thousand;
(3) Software acquired and/or developed by specialized companies; and
(4) On December 31, 2019, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$498,692 thousand, Odonto System – R$182,587 thousand, Bradescard Mexico - R$14,143 thousand, Bradesco BBI - R$84,337 thousand, Kirton Bank - R$2,901,667 thousand and RCB Investimentos - R$183,275 thousand, value subject to change due to price adjustment.

Notes to the Consolidated Financial Statements

c) Changes in intangible assets by type

	On December 31 - R$ thousand			
	Opening balance (1)	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	4,795,136	1,006,084	(1,313,322)	4,487,898
Software	3,241,280	998,516	(1,112,408)	3,127,388
Goodwill – Future profitability	3,404,652	(248,167)	(1,002,249)	2,154,236
Goodwill – Based on intangible assets and other reasons	1,798,358		(637,810)	1,160,548
Goodwill – Difference in fair value of assets/liabilities	633,858		(69,954)	563,904
Other	22,067	11,729	(5,002)	28,794
Total in 2019	**13,895,351**	**1,768,162**	**(4,140,745)**	**11,522,768**
Total in 2018	**15,233,850**	**3,260,563**	**(4,599,062)**	**13,895,351**

(1) Opening balance on December 31, 2018.

Notes to the Consolidated Financial Statements

15) DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits

	On December 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
• Demand deposits (1)	38,890,066	-	-	-	38,890,066	35,318,292
• Savings deposits (1)	114,177,799	-	-	-	114,177,799	111,170,912
• Interbank deposits	179,480	93,414	90,001	7,088	369,983	410,975
• Time deposits (2)	11,850,886	20,878,484	41,249,228	140,787,155	214,765,753	195,398,721
Total in 2019	165,098,231	20,971,898	41,339,229	140,794,243	368,203,601	
%	44.9	5.7	11.2	38.2	100.0	
Total in 2018	155,340,658	15,867,286	42,079,740	129,011,216		342,298,900
%	45.4	4.6	12.3	37.7		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b) Securities sold under agreements to repurchase

	On December 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Own portfolio	124,420,052	1,313,272	293,817	1,874,682	127,901,823	121,195,856
• Government securities	116,495,901	249,194	238	99	116,745,432	101,743,643
• Debentures	3,541,545	-	-	18,073	3,559,618	9,843,162
• Foreign	4,382,606	1,064,078	293,579	1,856,510	7,596,773	9,609,051
Third-party portfolio (1)	38,273,326	217,283	-	-	38,490,609	61,059,702
Unrestricted portfolio (1)	7,664,038	43,553	-	-	7,707,591	8,656,319
Total in 2019	170,357,416	1,574,108	293,817	1,874,682	174,100,023	
%	97.8	0.9	0.2	1.1	100.0	
Total in 2018	185,212,203	3,418,371	1,342,091	939,212		190,911,877
%	97.0	1.8	0.7	0.5		100.0

(1) Represented by government securities.

Notes to the Consolidated Financial Statements

c) Funds from issuance of securities

						On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities – Brazil:						
- Financial bills	4,358,092	19,875,962	27,671,048	68,613,198	120,518,300	104,005,236
- Letters of credit for real estate	682,368	10,169,881	10,578,484	5,588,705	27,019,438	25,381,719
- Letters of credit for agribusiness	462,247	6,472,632	4,050,158	2,164,509	13,149,546	13,108,595
- Letters of credit guaranteed by property (2)	-	-	-	5,540,086	5,540,086	476,332
Subtotal	**5,502,707**	**36,518,475**	**42,299,690**	**81,906,498**	**166,227,370**	**142,971,882**
Securities – Overseas:						
- Securitization of future flow of money orders received from overseas	-	709,613	524,353	748,192	1,982,158	2,842,178
- MTN Program Issues (1)	6	86,278	134,699	1,186,905	1,407,888	1,270,409
- Issuance costs	-	(33)	(6,534)	(7,845)	(14,412)	(20,355)
Subtotal	**6**	**795,858**	**652,518**	**1,927,252**	**3,375,634**	**4,092,232**
Structured Operations Certificates	**30,871**	**231,631**	**204,588**	**657,469**	**1,124,559**	**656,616**
Total in 2019	**5,533,584**	**37,545,964**	**43,156,796**	**84,491,219**	**170,727,563**	
%	**3.2**	**22.0**	**25.3**	**49.5**	**100.0**	
Total in 2018	**2,590,753**	**29,436,606**	**34,190,589**	**81,502,782**		**147,720,730**
%	**1.8**	**19.9**	**23.1**	**55.2**		**100.0**

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and

(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$6,007,216 thousand, which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement. Programs 1 and 2 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 258 and 264 months and a term of 27 and 34 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.52% of total assets and 40.22% of the value of collateral of the properties. Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.58% and 10.82%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17, are located on the Bradesco RI website.

Notes to the Consolidated Financial Statements

d) Movement of funds from issuance of securities

	R$ thousand	
	2019	2018
Opening balance on December 31	**147,720,730**	**135,011,308**
Issuance	84,982,152	85,817,689
Interest	9,541,792	9,339,229
Settlement and interest payments	(71,781,695)	(82,973,990)
Exchange variation	264,584	526,494
Closing balance on December 31	**170,727,563**	**147,720,730**

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Years ended December 31 - R$ thousand	
	2019	2018
Savings deposits	4,568,663	4,646,528
Time deposits	7,694,570	6,228,723
Securities sold under agreements to repurchase	11,571,365	15,094,786
Funds from issuance of securities	9,541,792	9,339,229
Subordinated debts (Note 18)	3,708,924	3,517,067
Other funding expenses	768,477	641,600
Subtotal	**37,853,791**	**39,467,933**
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	**16,930,146**	**13,365,526**
Total	**54,783,937**	**52,833,459**

16) BORROWING AND ON-LENDING

a) Borrowing

	On December 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
In Brazil - Other Institutions	-	-	-	-	-	101
Overseas	2,054,437	17,530,278	7,812,938	1,874,530	29,272,183	29,681,239
Total in 2019	2,054,437	17,530,278	7,812,938	1,874,530	29,272,183	
%	7.0	59.9	26.7	6.4	100.0	
Total in 2018	5,747,965	13,500,609	8,624,551	1,808,215		29,681,340
%	19.4	45.4	29.1	6.1		100.0

b) On-lending

	On December 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
In Brazil	**723,873**	**2,694,394**	**3,288,118**	**15,764,959**	**22,471,344**	**25,170,058**
- FINAME	317,847	1,728,009	2,139,860	7,907,191	12,092,907	14,327,604
- BNDES	406,026	966,385	1,010,038	7,857,620	10,240,069	10,735,285
- National Treasury	-	-	136,901	-	136,901	105,725
- Other institutions	-	-	1,319	148	1,467	1,444
Total in 2019	**723,873**	**2,694,394**	**3,288,118**	**15,764,959**	**22,471,344**	
%	**3.2**	**12.0**	**14.6**	**70.2**	**100.0**	
Total in 2018	**881,476**	**3,230,381**	**3,519,578**	**17,538,623**		**25,170,058**
%	**3.5**	**12.8**	**14.0**	**69.7**		**100.0**

Notes to the Consolidated Financial Statements

c) Borrowing and on-lending expenses

	Years ended December 31 - R$ thousand	
	2019	**2018**
Borrowing:		
- In Brazil	629,183	75,557
- Overseas	4,507,431	9,284,395
- Exchange variation from assets and liabilities overseas	(1,999,358)	(4,057,396)
Subtotal borrowing	**3,137,256**	**5,302,556**
On-lending in Brazil:		
- BNDES	746,680	824,260
- FINAME	761,889	747,745
- National Treasury	4,654	4,215
- Other institutions	94	5
On-lending overseas:		
- Payables to foreign bankers (Note 10a)	2,018,481	1,066,302
Subtotal on-lending	**3,531,798**	**2,642,527**
Total	**6,669,054**	**7,945,083**

17) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

In 2019, we enhanced the calculation methodology, as described in Note 2, which resulted in an addition provision of R$1,913,594 thousand.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

As described in Note 2, Bradesco reviewed and enhanced the assumptions and criteria for constitution of labor claims, including proceedings related to economic plans of merged banks, resulting in an addition provision of R$3,112,986 thousand in December 2019. For this review, we considered the trends of court decisions, the information related to the progress of such proceedings (contracts, exposure calculation, expert reports, etc.) and the opinion of the legal advisors.

III - Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

Notes to the Consolidated Financial Statements

The main cases are:

- PIS and COFINS – R$2,632,829 thousand (R$2,562,453 thousand in 2018): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

- Pension Contributions – R$1,799,047 thousand (R$1,729,211 thousand in 2018): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$1,264,448 thousand (R$1,461,621 thousand in 2018): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$626,341 thousand (R$607,258 thousand in 2018): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- INSS Autonomous Brokers – R$490,651 thousand (R$470,237 thousand in 2018): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

- INSS – Contribution to SAT – R$432,873 thousand (R$417,442 thousand in 2018): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	On December 31 - R$ thousand	
	2019	**2018**
Labor claims	7,346,067	5,983,603
Civil claims	8,685,793	5,614,362
Provision for tax risks	8,390,085	8,204,206
Total (Note 19b)	**24,421,945**	**19,802,171**

V - Changes in provisions

	R$ thousand		
	2019		
	Labor	Civil	Tax (1)
Balance on December 31, 2018	**5,983,603**	**5,614,362**	**8,204,206**
Adjustment for inflation	682,600	645,001	431,394
Provisions, net of (reversals and write-offs) (1)	3,382,750	4,330,466	(227,244)
Payments	(2,702,886)	(1,904,036)	(18,271)
Balance on December 31, 2019	**7,346,067**	**8,685,793**	**8,390,085**

(1) Includes reversal of IR and CS on losses on receivables in the amount of R$230,852 thousand.

Notes to the Consolidated Financial Statements

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2019, R$6,272,466 thousand (R$8,681,263 thousand in 2018) for civil claims and R$33,474,303 thousand (R$24,754,158 thousand in 2018) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,216,012 thousand (R$1,689,160 thousand in 2018): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2016 – R$7,169,765 thousand (R$6,980,631 thousand in 2018), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2011 and 2012 – R$5,172,183 thousand (R$5,070,337 thousand in 2018): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,537,997 thousand (R$2,478,296 thousand in 2018) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- PIS and COFINS notifications and disallowances of compensations – R$1,490,269 thousand (R$1,445,126 thousand in 2018): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

- Social Security Contribution Taxes – 2014 and 2015 – R$1,268,227 thousand: related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,187,411 thousand (R$1,784,832 thousand in 2018): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2005 to 2013 – R$925,806 thousand (R$859,049 thousand in 2018): relating to disallowance of expenses with credit losses; and

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$608,860 thousand (R$508,180 thousand in 2018): relating to profit of subsidiaries based overseas.

Notes to the Consolidated Financial Statements

d) Other matters

Due to the so-called "*Operação Zelotes*" ("Zealots Operation"), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco's Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the *Operação Zelotes*, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York ("Court"), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement ("Agreement") to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of *Operação Zelotes*, the *Corregedoria Geral do Ministério da Fazenda* (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the *Diário Oficial da União* (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

Notes to the Consolidated Financial Statements

18) SUBORDINATED DEBT

a) Composition by maturity

			On December 31 - R$ thousand	
	Original term in years	Nominal amount	2019	2018
In Brazil:				
Subordinated CDB:				
2019 (1)	10	-	-	69,851
Financial bills:				
2019 (1)	6	-	-	39,261
2019 (1)	7	-	-	3,490,180
2020	7	1,700	3,288	3,038
2022	7	4,305,011	6,426,671	6,010,103
2023	7	1,359,452	1,958,936	1,829,083
2024	7	67,450	87,316	80,479
2025	7	5,425,906	5,943,283	5,578,707
2019 (1)	8	-	-	31,742
2020	8	28,556	64,624	59,398
2021	8	1,236	2,364	2,192
2023	8	1,706,846	2,671,282	2,464,978
2024	8	136,695	186,376	172,590
2025	8	6,193,653	6,424,128	6,427,806
2026	8	870,300	952,807	894,417
2021	9	7,000	14,999	14,064
2024	9	4,924	8,375	7,444
2025	9	400,944	525,232	491,031
2027	9	144,900	159,920	149,211
2021	10	19,200	49,621	44,962
2022	10	54,143	118,117	108,467
2023	10	688,064	1,225,020	1,146,189
2025	10	284,137	518,242	451,136
2026	10	361,196	523,687	480,443
2027	10	258,743	319,582	295,946
2028	10	248,300	282,192	257,524
2026	11	3,400	5,009	4,622
2027	11	47,046	62,776	58,346
2028	11	74,764	91,899	84,304
Perpetual		9,201,200	9,559,967	9,254,743
Subtotal in Brazil (2)			**38,185,713**	**40,002,257**
Overseas:				-
2019 (1)	10	-	-	2,955,140
2021	11	6,449,120	6,619,620	6,359,999
2022	11	4,433,770	4,512,729	4,335,459
Issuance costs on funding			(4,554)	(9,411)
Subtotal overseas			**11,127,795**	**13,641,187**
Total (3)			**49,313,508**	**53,643,444**

(1) Subordinated debt transactions that matured in 2019;

(2) It includes the amount of R$36,707,680 thousand (R$34,992,913 thousand in 2018), referring to subordinated debts recognized in "Eligible Debt Capital Instruments"; and

(3) The information on results is presented on Note 15e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

Notes to the Consolidated Financial Statements

b) Movement of subordinated debts

	R$ thousand	
	2019	**2018**
Opening balance on December 31	**53,643,444**	**50,179,401**
Issuance	-	10,890,606
Interest	3,708,924	3,517,067
Settlement and interest payments	(8,593,243)	(12,941,124)
Exchange variation/Others	554,383	1,997,494
Closing balance on December 31	**49,313,508**	**53,643,444**

19) OTHER LIABILITIES

a) Tax and social security

	On December 31 - R$ thousand	
	2019	**2018**
Provision for deferred income tax (Note 33e)	8,070,398	4,120,387
Taxes and contributions on profit payable	2,595,277	2,373,261
Taxes and contributions payable	2,176,673	1,757,283
Total	**12,842,348**	**8,250,931**

b) Sundry

	On December 31 - R$ thousand	
	2019	**2018**
Credit card operations	3,612,779	3,912,283
Civil, tax and labor provisions (Note 17b)	24,421,945	19,802,171
Loan assignment obligations	6,594,471	8,058,619
Provision for payments	9,172,458	8,280,937
Sundry creditors	5,816,092	4,336,807
Liabilities for acquisition of assets and rights	1,493,329	1,206,376
Obligations by quotas of investment funds	1,804,294	1,142,356
Other (1)	8,275,509	5,202,210
Total	**61,190,877**	**51,941,759**

(1) Includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16.

c) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted. As described in Note 2, Bradesco revised and improved its internal models for constituting this provision, resulting in a supplement in the amount of R$1,100,002 thousand in December 2019.

	On December 31 - R$ thousand			
	2019		**2018**	
	Guaranteed Values	**Provisions**	**Guaranteed Values**	**Provisions**
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	37,696,763	(848,477)	38,131,363	(261,834)
Bank sureties	39,593,792	(1,099,140)	33,641,541	(424,536)
Others	940,590	(24,391)	1,098,060	(32,847)
Total	**78,231,145**	**(1,972,008)**	**72,870,964**	**(719,217)**

Notes to the Consolidated Financial Statements

20) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a) Technical provisions by account

	On December 31 - R$ thousand							
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Current and long-term liabilities								
Mathematical reserve for unvested benefits	1,462,699	1,218,860	230,996,998	217,884,791	-	-	**232,459,697**	**219,103,651**
Mathematical reserve for vested benefits	410,410	343,852	8,895,571	8,489,312	-	-	**9,305,981**	**8,833,164**
Mathematical reserve for capitalization bonds	-	-	-	-	7,747,565	7,153,034	**7,747,565**	**7,153,034**
Reserve for claims incurred but not reported (IBNR)	3,710,734	3,401,781	883,283	931,154	-	-	**4,594,017**	**4,332,935**
Unearned premium reserve (3)	4,472,988	4,283,281	1,024,185	647,709	-	-	**5,497,173**	**4,930,990**
Reserve for unsettled claims	4,584,475	4,472,929	1,381,709	1,345,596	-	-	**5,966,184**	**5,818,525**
Reserve for financial surplus	-	-	622,703	549,135	-	-	**622,703**	**549,135**
Reserve for draws and redemptions	-	-	-	-	999,888	936,325	**999,888**	**936,325**
Other reserves	2,045,713	2,186,799	5,435,638	4,813,053	90,317	97,596	**7,571,668**	**7,097,448**
Total technical provisions	**16,687,019**	**15,907,502**	**249,240,087**	**234,660,750**	**8,837,770**	**8,186,955**	**274,764,876**	**258,755,207**

Notes to the Consolidated Financial Statements

b) Guarantees for technical provisions

	On December 31 - R$ thousand							
	Insurance		Life and pension plans		Capitalization bonds		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Total technical provisions	**16,687,019**	**15,907,502**	**249,240,087**	**234,660,750**	**8,837,770**	**8,186,955**	**274,764,876**	**258,755,207**
(+) Monetary effect on the preparation of LAT (4)	-	-	2,071,111	1,058,152	-	-	**2,071,111**	**1,058,152**
(-) Commercialization surcharge – extended warranty	(10,051)	(54,183)	-	-	-	-	**(10,051)**	**(54,183)**
(-) Portion corresponding to contracted reinsurance	(110,759)	(116,838)	(11,713)	(8,694)	-	-	**(122,472)**	**(125,532)**
(-) Receivables	(1,166,691)	(1,043,399)	-	-	-	-	**(1,166,691)**	**(1,043,399)**
(-) Unearned premium reserve – Health and dental insurance (5)	(1,527,337)	(1,376,962)	-	-	-	-	**(1,527,337)**	**(1,376,962)**
(-) Reserves from DPVAT agreements	(558,021)	(597,397)	-	-	-	-	**(558,021)**	**(597,397)**
To be insured	**13,314,160**	**12,718,723**	**251,299,485**	**235,709,043**	**8,837,770**	**8,186,955**	**273,451,415**	**256,614,721**
Investment fund quotas (VGBL and PGBL)	-	-	210,044,616	198,748,039	-	-	**210,044,616**	**198,748,039**
Investment fund quotas (excluding VGBL and PGBL)	4,477,721	5,155,446	27,689,439	23,230,004	1,401,076	1,112,825	**33,568,236**	**29,498,275**
Government securities	11,326,945	10,164,283	24,422,182	19,534,894	8,131,854	7,517,785	**43,880,981**	**37,216,962**
Shares	-	2,935	-	1,238,716	-	-	**-**	**1,241,651**
Private securities	34,403	15,378	138,043	151,681	-	-	**172,446**	**167,059**
Total technical provision guarantees	**15,839,069**	**15,338,042**	**262,294,280**	**242,903,334**	**9,532,930**	**8,630,610**	**287,666,279**	**266,871,986**

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$1,925,656 thousand and the Reserve for Related Expenses of R$105,781 thousand;

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,120,662 thousand, "Reserve for related expenses" of R$638,216 thousand and "Other technical provisions" of R$1,647,054 thousand;

(3) Includes the unearned Premium Reserve of risks covered not yet issued (PPNG-RVNE) in the amount of R$164,597 thousand;

(4) The result of the liability adequacy test, carried out for the base date of December 31, 2019, presented a total shortfall of R$2,071,111 thousand that was fully offset by the portion corresponding to the difference between the market value and the value accounting of securities linked to guarantee of technical provisions classified in the category "held to maturity", as required by Circular SUSEP No. 517/15 and subsequent amendments. As a result, there was no need to recognize a supplementary provision for coverage on the base date. According to Electronic Circular Letter No. 4/2019 / SUSEP / DIR4 / CGMOP, the Term Structure of Interest Rates (ETTJ) methodology will be reviewed by SUSEP during 2020, including, among others, the revision of the extrapolation methodology (" Ultimate Forward Rate "- UFR) and revision of the IGPM curve (given the low liquidity of available assets). Until SUSEP's assessment is completed, it determined the disclosure of the quantitative impact on Shareholders' Equity and Income if the ETTJ prepared by SUSEP was used. The insufficiency of TAP, if determined considering the ETTJ prepared by SUSEP, on December 31, 2019, would be R$2,252,568 thousand, which would also be fully offset by the portion corresponding to the difference between the market value and the book value of the securities linked to guarantee of technical provisions classified in the category "held to maturity". Additionally, the impact on the result and Shareholders' Equity, originated from the Provision for Related Expenses (PDR), if the ETTJ prepared by SUSEP is used, would be R$26,275 thousand, net of taxes; and

(5) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

Notes to the Consolidated Financial Statements

c) Insurance, pension plan contribution and capitalization bond retained premiums

	Years ended December 31 - R$ thousand	
	2019	2018
Written premiums	41,870,927	38,768,956
Pension plan contributions (including VGBL)	29,518,768	28,176,564
Capitalization bond income	6,407,861	6,206,751
Granted coinsurance premiums	(50,429)	(47,232)
Refunded premiums	(78,938)	(536,732)
Net written premiums earned	**77,668,189**	**72,568,307**
Reinsurance premiums paid	(68,919)	(91,463)
Insurance, pension plan and capitalization bond retained premiums	**77,599,270**	**72,476,844**

21) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On December 31 - R$ thousand	
	2019	2018
Banco Bradesco BBI S.A.	5,882	5,044
Other (1)	703,909	660,466
Total	**709,791**	**665,510**

(1) Primarily relates to the non-controlling interest in the subsidiary "Odontoprev".

22) SHAREHOLDERS' EQUITY (PARENT COMPANY)

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31	
	2019	2018
Common	4,031,915,068	3,359,929,223
Preferred	4,031,914,646	3,359,928,872
Subtotal	**8,063,829,714**	**6,719,858,095**
Treasury (common shares)	(6,642,963)	(5,535,803)
Treasury (preferred shares)	(24,889,584)	(20,741,320)
Total outstanding shares	**8,032,297,167**	**6,693,580,972**

b) Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2018	**3,354,393,420**	**3,339,187,552**	**6,693,580,972**
Increase of capital stock with issuing of shares – bonus of 20% (1)	671,985,845	671,985,774	1,343,971,619
Increase of shares in treasury – bonus of 20%	(1,107,160)	(4,148,264)	(5,255,424)
Number of outstanding shares as at December 31, 2019	**4,025,272,105**	**4,007,025,062**	**8,032,297,167**

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Special Shareholders' Meeting of March 11, 2019, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common and 671,985,774 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 19, 2019.

Notes to the Consolidated Financial Statements

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 28, 2019, the Board of Directors proposal was approved for the payment to shareholders of intermediary interest on shareholders' equity, related to the first semester of 2019, amounting to R$1,455,000 thousand, which equates to R$0.172536471 per common share and R$0.189790118 per preferred share, payment of which was made on July 15, 2019.

In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends from profit reserves, in the amount of R$ 8,000,000 thousand, which represents R$0.948654134 per common share and R$1.043519547 per preferred share.

In a meeting of the Board of Directors on December 19, 2019, the Board of Executive Officers 'proposal for payment of complementary interest on shareholders' equity for the year of 2019 was approved, in the amount of R$4,245,000 thousand, of which R$0.503379600 per common share and R$0.553717560 per preferred share, payment of which was made on December 30, 2019.

Interest on shareholders' equity/dividends for the period ended on December 31, 2019 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	22,582,615	
(-) Legal reserve	1,129,131	
Adjusted calculation basis	**21,453,484**	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid	7,372,858	
Withholding income tax on interest on shareholders' equity	(1,105,929)	
Interest on shareholders' equity (net)	**6,266,929**	
Supplementary dividends provisioned	490,918	
Interest on shareholders' equity (net) and complementary dividends (2)	**6,757,847**	**31.50**
Extraordinary dividends paid (3)	8,000,000	
Interest on shareholders' equity (net) and total dividends accumulated on December 31, 2019	**14,757,847**	**68,79**
Interest on Shareholders' Equity (net) accumulated in December 2018	**6,203,807**	**34.22**

(1) Percentage of interest on shareholders' equity/dividends after adjustments. The total percentage of net distribution in 2019 was 68.79% (73.94% gross). In 2018, the total net percentage was 34.22% (40.26% gross);
(2) Interest on shareholders' equity and minimum mandatory dividends provided for in the Bylaws; and
(3) Payment of extraordinary dividends in the amount of R$8 billion, occurred on October 23, 2019, using part of the balance of the "Profit Reserves - Statutory" account.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description					R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.206998	0.227698	1,421,596	213,239	1,208,357
Intermediary interest on shareholders' equity paid	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders´ equity paid	0.663821	0.730203	4,665,000	699,750	3,965,250
Total accrued on December 31, 2018	**1.043284**	**1.147613**	**7,298,596**	**1,094,789**	**6,203,807**
Monthly interest on shareholders' equity paid	0.206998	0.227698	1,672,858	250,929	1,421,929
Intermediary interest paid on shareholders' equity (1)	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders´ equity paid (2)	0.503380	0.553718	4,245,000	636,750	3,608,250
Supplementary dividends provisioned	0.058214	0.064035	490,918	-	490,918
Extraordinary dividends paid (3)	0.948654	1.043520	8,000,000	-	8,000,000
Total accrued on December 31, 2019	**1.889782**	**2.078761**	**15,863,776**	**1,105,929**	**14,757,847**

(1) Payments on July 15, 2019;
(2) Payments on December 30, 2019; and
(3) Payments on October 23, 2019;

Notes to the Consolidated Financial Statements

d) Treasury shares

At December 31, 2019, Bradesco held in treasury 6,642,963 common shares and 24,889,584 preferred shares for a total amount of R$440,514 thousand. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$34.07 per common share and R$36.17 per preferred share on December 31, 2019.

23) FEE AND COMMISSION INCOME

	Years ended December 31 - R$ thousand	
	2019	2018
Credit card income	7,397,305	6,951,609
Checking account	7,702,319	7,165,667
Loans	3,034,923	3,094,990
Collections	1,935,353	1,982,037
Consortium management	1,921,082	1,683,942
Asset management	1,582,733	1,525,280
Underwriting/ Financial Advisory Services	1,014,607	815,242
Custody and brokerage services	1,134,630	916,083
Payments	475,393	448,416
Other	752,860	636,731
Total	**26,951,205**	**25,219,997**

24) PAYROLL AND RELATED BENEFITS

	Years ended December 31 - R$ thousand	
	2019 (1)	2018
Salaries	10,024,710	8,610,066
Benefits	5,911,496	4,383,644
Social security charges	3,470,191	2,997,889
Employee profit sharing	1,803,545	1,682,868
Provision for labor claims (2)	3,382,750	1,289,664
Training	190,031	166,936
Total	**24,782,723**	**19,131,067**

(1) In 2019, it includes R$1,819,232 thousand related to Voluntary Severance Program (PDV); and
(2) It includes the effect of improving the calculation methodology. For more information, see Note 17b.

25) OTHER ADMINISTRATIVE EXPENSES

	Years ended December 31 - R$ thousand	
	2019	2018
Outsourced services	4,995,465	4,776,441
Depreciation and amortization	2,925,299	2,795,256
Data processing	2,145,226	2,398,676
Communication	1,570,224	1,541,742
Asset maintenance	1,231,596	1,112,508
Rental	1,248,221	1,142,408
Financial system services	1,135,964	1,009,209
Advertising and marketing	1,300,468	1,136,062
Security and surveillance	744,036	748,577
Transport	773,208	749,685
Water, electricity and gas	440,613	412,789
Supplies	191,362	216,768
Travel	302,170	286,731
Other	1,232,363	1,111,724
Total	**20,236,215**	**19,438,576**

Notes to the Consolidated Financial Statements

26) TAX EXPENSES

	Years ended December 31 - R$ thousand	
	2019	2018
Contribution for Social Security Financing (COFINS)	4,377,130	3,855,324
Social Integration Program (PIS) contribution	726,752	638,409
Tax on Services (ISSQN)	1,224,157	1,093,891
Municipal Real Estate Tax (IPTU) expenses	124,450	124,523
Other	405,741	384,752
Total	**6,858,230**	**6,096,899**

27) OTHER OPERATING INCOME

	Years ended December 31 - R$ thousand	
	2019	2018
Other interest income	2,114,272	2,094,887
Reversal of other operating provisions	1,647,509	2,435,334
Revenues from recovery of charges and expenses	489,815	285,110
Other	2,251,215	2,243,433
Total	**6,502,811**	**7,058,764**

28) OTHER OPERATING EXPENSES

	Years ended December 31 - R$ thousand	
	2019	2018
Other finance costs	3,171,951	1,910,052
Sundry losses	416,048	330,974
Discount granted	1,768,185	1,526,080
Commissions on loans and financing	663,530	604,101
Intangible assets amortization - payroll	1,313,322	1,116,505
Goodwill amortization (Note 14a)	1,710,013	2,115,506
Card marketing expenses	3,207,559	3,381,586
Expenses with civil, tax and other contingencies	4,435,942	1,858,051
Other (1)	11,405,242	6,538,646
Total	**28,091,792**	**19,381,501**

(1) On December 31, 2019, it includes: (i) impairment losses: in the acquisition of the right to provide financial services, in the amount of R$519,749 thousand; software/hardware, in the amount of R$222,024 thousand; and investment goodwill, in the amount of R$982,536 thousand; (ii) expenses with provision for financial guarantees, in the amount of R$1,252,791 thousand; and (iii) expenses with provision for contingencies, related to FCVS, in the amount of R$342,155 thousand and other provisions, in the amount of R$696,469 thousand.

29) NON-OPERATING INCOME (LOSS)

	Years ended December 31 - R$ thousand	
	2019	2018
Gain/loss on sale and write-off of assets and investments	(344,627)	(614,895)
Recording/reversal of non-operating provisions (1)	(235,908)	(361,805)
Other	60,457	105,887
Total	**(520,078)**	**(870,813)**

(1) Includes primarily allowance for non-use assets (BNDU).

Notes to the Consolidated Financial Statements

30) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	On December 31 - R$ thousand							
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Assets								
Interbank investments	-	-	577,906	585,191	-	-	577,906	585,191
Securities and derivative financial instruments	20,721	16,015	287,849	19,267	-	-	308,570	35,282
Loans, other receivables and assets	9	9	109,766	326,762	88,750	49,244	198,525	376,015
Liabilities								
Demand deposits/Savings accounts	109,767	227	39,191	25,968	20,428	14,769	169,386	40,964
Time deposits	1,802,883	1,581,681	2,838,567	1,059,509	373,047	103,175	5,014,497	2,744,365
Securities sold under agreements to repurchase	225,064	1,317,711	304,008	13,388	-	2,642	529,072	1,333,741
Funds from issuance of securities and subordinated debts	13,697,802	8,569,271	-	-	891,211	797,182	14,589,013	9,366,453
Derivative financial instruments	-	165	7,264	-	-	-	7,264	165
Interest on own capital and dividends payable	217,765	1,540,846	-	-	-	-	217,765	1,540,846
Other liabilities	-	-	11,665,639	10,101,886	6,735	5,484	11,672,374	10,107,370

	Years ended December 31 - R$ thousand							
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Income from financial intermediation	4,871	15,024	65,625	36,088	-	-	70,496	51,112
Financial intermediation expenses	(862,808)	(793,853)	(72,133)	(47,902)	(58,353)	(55,045)	(993,294)	(896,800)
Income from services provided	105	334	342,793	315,832	359	247	343,257	316,413
Other expenses net of other operating revenues	54,471	50,745	(1,899,818)	(2,635,494)	288,187	323,130	(1,557,160)	(2,261,619)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Notes to the Consolidated Financial Statements

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2019, the maximum amount of R$866,448 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$484,895 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and /or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	Years ended December 31 - R$ thousand	
	2019	2018
Remuneration and Social Security Contribution to the INSS	852,862	485,949
Total	**852,862**	**485,949**

Post-employment benefits

	Years ended December 31 - R$ thousand	
	2019	2018
Defined contribution supplementary pension plans	468,079	474,378
Total	**468,079**	**474,378**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On December 31	
	2019	2018
• Common shares	0.55%	0.55%
• Preferred shares	1.04%	1.07%
• Total shares (1)	0.79%	0.81%

(1) On December 31, 2019, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares (2.60% of common shares, 1.11% of preferred shares and 1.85% of all shares in 2018).

Notes to the Consolidated Financial Statements

31) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital management structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
- Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website (bradescori.com.br – Market Information).

b) Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On December 31 - R$ thousand	
	Prudential Conglomerate	
	2019	**2018**
Tier I capital	**100,831,668**	**90,322,147**
Common equity	91,271,701	81,090,060
Shareholders' equity	133,723,221	121,120,869
Non-controlling interest / Other	106,302	169,606
Prudential adjustments	(42,557,822)	(40,200,415)
Additional capital	9,559,967	9,232,087
Tier II capital	**24,443,737**	**27,618,026**
Subordinated debts (Resolution No. 4,192/13)	21,324,281	22,416,933
Subordinated debts (previous to CMN Resolution No. 4,192/13)	3,119,456	5,201,093
Reference Equity (a)	**125,275,405**	**117,940,173**
- Credit risk	680,907,697	598,057,619
- Market risk	13,571,488	10,407,258
- Operational risk	64,572,141	53,150,786
Risk-weighted assets – RWA (b)	**759,051,325**	**661,615,663**
Basel ratio (a/b)	**16.5%**	**17.8%**
Tier I capital	**13.3%**	**13.7%**
- Principal capital	12.0%	12.3%
- Additional capital	1.3%	1.4%
Tier II capital	**3.2%**	**4.2%**

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No. 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage. Portfolio risks in these cases are monitored by:

- Value at Risk (VaR;
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Notes to the Consolidated Financial Statements

Banking Portfolio: composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	On December 31 - R$ thousand	
	2019	2018
Fixed rates	1,614	850
IGPM/IPCA	2,774	264
Exchange coupon	415	142
Foreign currency	5,327	712
Equities	707	655
Sovereign/Eurobonds and Treasuries	3,834	3,770
Other	2,122	1,597
Correlation/diversification effect	(6,820)	(2,214)
VaR (Value at Risk)	**9,973**	**5,776**

Amounts net of tax effects.

Sensitivity analysis - CVM Instruction No. 475/08

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$4.06 was used, while for a 1-year fixed interest rate of 4.56%, a 4.57% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$5.02 was used, while for a 1-year fixed interest rate of 4.56%, a 5.70% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$6.03 was used, while for a 1-year fixed interest rate of 4.56%, a 6.84% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Notes to the Consolidated Financial Statements

I - Sensitivity Analysis – Trading Portfolio

		On December 31 - R$ thousand					
		Trading Portfolio (1)					
		2019			2018		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(97)	(14,128)	(27,256)	(67)	(11,474)	(22,374)
Price indexes	Exposure subject to variations in price index coupon rates	(904)	(29,440)	(56,245)	(22)	(2,462)	(4,706)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(10)	(689)	(1,373)	(3)	(236)	(460)
Foreign currency	Exposure subject to exchange rate variations	(2,772)	(74,695)	(149,390)	(331)	(8,265)	(16,529)
Equities	Exposure subject to variation in stock prices	(228)	(5,710)	(11,420)	(88)	(2,195)	(4,389)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(699)	(29,099)	(56,736)	(315)	(93,073)	(129,865)
Other	Exposure not classified in other definitions	-	(26)	(52)	-	(37)	(73)
Total excluding correlation of risk factors		**(4,710)**	**(153,787)**	**(302,472)**	**(826)**	**(117,742)**	**(178,396)**
Total including correlation of risk factors		**(2,617)**	**(72,476)**	**(145,411)**	**(429)**	**(93,092)**	**(130,432)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		On December 31 - R$ thousand					
		Trading and Banking Portfolios (1)					
		2019			2018		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(14,670)	(1,895,973)	(3,775,039)	(16,141)	(2,973,012)	(5,760,223)
Price indexes	Exposure subject to variations in price index coupon rates	(16,840)	(1,312,832)	(2,397,962)	(8,410)	(913,671)	(1,630,441)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,035)	(71,631)	(139,560)	(1,368)	(119,441)	(229,387)
Foreign currency	Exposure subject to exchange rate variations	(3,136)	(71,103)	(142,206)	(407)	(10,119)	(20,238)
Equities	Exposure subject to variation in stock prices	(28,808)	(720,192)	(1,440,384)	(21,229)	(530,729)	(1,061,459)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,399)	(52,962)	(104,190)	(1,762)	(92,193)	(184,758)
Other	Exposure not classified in other definitions	(66)	(1,660)	(3,320)	(412)	(10,298)	(20,596)
Total excluding correlation of risk factors		**(65,954)**	**(4,126,353)**	**(8,002,661)**	**(49,729)**	**(4,649,463)**	**(8,907,102)**
Total including correlation of risk factors		**(42,209)**	**(3,038,149)**	**(5,919,579)**	**(37,535)**	**(3,905,602)**	**(7,499,908)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process includes a governance structure, comprised of committees, policies, standards and procedures, which work to ensure the risks are identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization's activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the year ended on December 31, 2019, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

Notes to the Consolidated Financial Statements

f) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On December 31 - R$ thousand			
	2019			2018
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets				
Current and long-term assets	**1,330,593,967**	**1,246,384,866**	**84,209,101**	**76,223,970**
Cash and due from banks	18,988,662	14,803,200	4,185,462	4,877,776
Interbank investments	58,612,208	55,871,292	2,740,916	1,823,332
Securities and derivative financial instruments	609,539,006	586,701,479	22,837,527	18,217,770
Interbank and interdepartmental accounts	91,103,171	91,103,171	-	-
Loans and leases	345,334,200	316,677,908	28,656,292	33,337,418
Other receivables and assets	207,016,720	181,227,816	25,788,904	17,967,674
Permanent assets	**28,545,101**	**28,494,007**	**51,094**	**36,378**
Investments	7,290,761	7,290,761	-	-
Premises and equipment and leased assets	9,731,572	9,701,634	29,938	21,095
Intangible assets	11,522,768	11,501,612	21,156	15,283
Total	**1,359,139,068**	**1,274,878,873**	**84,260,195**	**76,260,348**
Liabilities				
Current and long-term liabilities	**1,224,380,009**	**1,141,661,368**	**82,718,641**	**80,918,028**
Deposits	368,203,601	349,852,434	18,351,167	15,295,624
Securities sold under agreements to repurchase	174,100,023	166,503,250	7,596,773	9,609,051
Funds from issuance of securities	170,727,563	167,351,929	3,375,634	4,092,232
Interbank and interdepartmental accounts	25,292,425	22,350,783	2,941,642	3,013,281
Borrowing and on-lending	51,743,527	22,204,247	29,539,280	29,881,803
Derivative financial instruments	14,244,083	12,786,941	1,457,142	1,319,483
Technical provision for insurance, pension plans and capitalization bonds	274,764,876	274,750,187	14,689	13,934
Other liabilities:				
- Subordinated debts	49,313,508	38,185,713	11,127,795	13,641,188
- Others	95,990,403	87,675,884	8,314,519	4,051,432
Deferred income	**326,047**	**326,047**	-	-
Non-controlling interests in subsidiaries	**709,791**	**709,791**	-	-
Shareholders' equity	**133,723,221**	**133,723,221**	-	-
Total	**1,359,139,068**	**1,276,420,427**	**82,718,641**	**80,918,028**
Net position of assets and liabilities			**1,541,554**	**(4,657,680)**
Net position of derivatives (2)			(65,993,860)	(43,541,075)
Other net off-balance-sheet accounts (3)			(4,208)	(296,977)
Net foreign exchange position (passive) (4)			**(64,456,514)**	**(48,495,732)**

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$2,375,463 thousand (R$ 8,349,789 thousand in 2018) in the period and were recorded in the result. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the reserve for Asset Valuation Adjustments.

Notes to the Consolidated Financial Statements

II - The statement of financial position by maturity

	On December 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets						
Current and long-term assets	**690,725,457**	**125,839,109**	**115,148,786**	**398,880,615**	**-**	**1,330,593,967**
Cash and due from banks	18,988,662	-	-	-	-	18,988,662
Interbank investments (1)	48,010,255	5,636,401	3,219,405	1,746,147	-	58,612,208
Securities and derivative financial instruments (1) (2)	413,927,809	15,038,337	40,046,958	140,525,902	-	609,539,006
Interbank and interdepartmental accounts	90,901,789	-	-	201,382	-	91,103,171
Loans and leases	25,928,671	71,438,260	58,733,418	189,233,851	-	345,334,200
Other receivables and assets	92,968,271	33,726,111	13,149,005	67,173,333	-	207,016,720
Permanent assets	**433,306**	**2,158,750**	**2,597,012**	**15,027,951**	**8,328,082**	**28,545,101**
Investments	-	-	-	-	7,290,761	7,290,761
Premises and equipment	132,890	664,449	797,338	7,327,081	809,814	9,731,572
Intangible assets	300,416	1,494,301	1,799,674	7,700,870	227,507	11,522,768
Total in December 31, 2019	**691,158,763**	**127,997,859**	**117,745,798**	**413,908,566**	**8,328,082**	**1,359,139,068**
Total in December 31, 2018	**671,118,872**	**141,910,020**	**60,007,646**	**405,299,616**	**8,955,951**	**1,287,292,105**
Liabilities						
Current and long-term liabilities	**663,476,603**	**87,327,618**	**99,186,006**	**364,829,815**	**9,559,967**	**1,224,380,009**
Deposits (3)	165,098,230	20,971,899	41,339,229	140,794,243	-	368,203,601
Securities sold under agreements to repurchase (1)	170,357,416	1,574,108	293,817	1,874,682	-	174,100,023
Funds from issuance of securities	5,533,584	37,545,964	43,156,796	84,491,219	-	170,727,563
Interbank and interdepartmental accounts	25,292,425	-	-	-	-	25,292,425
Borrowing and on-lending	2,778,310	20,224,672	11,101,056	17,639,489	-	51,743,527
Derivative financial instruments	2,940,618	794,723	471,835	10,036,907	-	14,244,083
Technical provisions for insurance, pension plans and capitalization bonds (3)	234,851,106	3,950,009	1,676,722	34,287,039	-	274,764,876
Other liabilities:						
- Subordinated debts	2,079	38,097	281,141	39,432,224	9,559,967	49,313,508
- Others	56,622,835	2,228,146	865,410	36,274,012	-	95,990,403
Deferred income	**326,047**	**-**	**-**	**-**	**-**	**326,047**
Non-controlling interests in subsidiaries	**-**	**-**	**-**	**-**	**709,791**	**709,791**
Shareholders' equity	**-**	**-**	**-**	**-**	**133,723,221**	**133,723,221**
Total in December 31, 2019	**663,802,650**	**87,327,618**	**99,186,006**	**364,829,815**	**143,992,979**	**1,359,139,068**
Total in December 31, 2018	**653,710,624**	**71,894,191**	**98,591,294**	**332,054,874**	**131,041,122**	**1,287,292,105**
Net assets accumulated on December 31, 2019	**27,356,113**	**68,026,354**	**86,586,146**	**135,664,897**		
Net assets accumulated on December 31, 2018	**17,408,248**	**87,424,077**	**48,840,429**	**122,085,171**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

Notes to the Consolidated Financial Statements

32) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

Notes to the Consolidated Financial Statements

Risk factors	On December 31	
	2019	2018
Nominal discount rate	6,45% - 7,45% a.a.	8.8% - 9.31% a.a.
Nominal rate of minimum expected return on assets	13,49% - 27,46% a.a.	9.6% - 25.01% a.a.
Nominal rate of future salary increases	3,8% a.a.	4.0% a.a.
Nominal growth rate of social security benefits and plans	3,8% a.a.	4.0% a.a.
Initial rate of growth of medical costs	7,95% - 8,99% a.a.	8.16% - 9.72% a.a.
Inflation rate	3,8% a.a.	4.0% a.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand			
	Retirement Benefits		Other post-employment benefits	
	2019	2018	2019	2018
(i) Projected benefit obligations:				
At the beginning of the year	**2,530,590**	**2,323,338**	**669,093**	**563,079**
Cost of current service	179	151	-	-
Interest cost	224,508	219,239	60,185	54,654
Participant's contribution	819	881	-	-
Actuarial gain/(loss) (1)	516,333	179,851	224,683	87,962
Past service cost - plan changes	(3,920)	-	-	-
Early elimination of obligations	-	-	(1,613)	-
Benefit paid	(203,363)	(192,870)	(34,478)	(36,602)
At the end of the year	**3,065,146**	**2,530,590**	**917,870**	**669,093**
(ii) Plan assets at fair value:				
At the beginning of the year	**2,363,009**	**2,375,529**	-	-
Expected earnings	209,252	225,060	-	-
Actuarial gain/(loss) (1)	332,368	(61,063)	-	-
Contributions received:			-	-
Employer	14,763	15,472	-	-
Employees	819	881	-	-
Benefit paid	(203,346)	(192,870)	-	-
At the end of the year	**2,716,865**	**2,363,009**	-	-
(iii) Changes in the unrecoverable surplus				
At the beginning of the year	**54,025**	**206,752**	-	-
Interest on the irrecoverable surplus	4,981	20,327	-	-
Change in irrecoverable surplus (1)	(22,851)	(173,054)	-	-
At the end of the year	**36,155**	**54,025**	-	-
(iv) Financed position:				
Plans in deficit	**384,436**	**221,606**	**917,870**	**669,093**
Net balance	**384,436**	**221,606**	**917,870**	**669,093**

(1) In the year ended December 31, 2019, the remeasurement effects recognized in Equity Valuation Adjustments totaled R$212,188 thousand (R$93,494 thousand in 2018), net of tax effects.

Notes to the Consolidated Financial Statements

The net cost/(benefit) of the pension plans, recognized in the statement of income, include the following components:

	Years ended December 31 - R$ thousand	
	2019	**2018**
Projected benefit obligations:		
Cost of service	(2,689)	151
Cost of interest on actuarial obligations	282,997	273,893
Expected earnings from the assets of the plan	(208,122)	(225,060)
Interest on irrecoverable surplus	4,981	20,327
Net cost/(benefit) of the pension plans	77,167	69,311

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31, 2019 - R$ thousand	
	Retirement Benefits	**Other post-employment benefits**
Weighted average duration (years)	11.05	13.45
2020	210,932	39,752
2021	216,848	41,258
2022	222,420	44,650
2023	227,727	48,128
2024	232,967	51,921
After 2025	1,227,661	314,796

Contributions to defined-benefit plans are expected to total R$16,500 thousand in 2020.

The long-term rate of return on plan assets is based on the following:

- Medium- to long-term expectations of the asset managers; and
- Public and private securities, a significant portion of the investments portfolio of our subsidiaries, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31							
	Assets of the Alvorada Plan		**Assets of the Bradesco Plan**		**Assets of the Kirton Plan**		**Assets of the Losango Plan**	
	2019	**2018**	**2019**	**2018**	**2019**	**2018**	**2019**	**2018**
Asset categories								
Equities	-	-	9.6%	7.9%	-	-	18.5%	17.7%
Fixed income	93.5%	93.3%	86.6%	87.5%	100.0%	100.0%	78.9%	82.3%
Real estate	5.3%	5.4%	1.9%	2.5%	-	-	-	-
Other	1.2%	1.3%	1.9%	2.1%	-	-	2.6%	-
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

The table below, of the sensitivity analysis of benefit plan obligations, shows the impact on actuarial exposure (8.5% - 10.0% p.a.) by means of the amendment in the premise regarding the discount rate by 1 p.p.:

Rate	**Discount rate/Medical inflation rate**	**Sensitivity Analysis**	**Effect on actuarial liabilities**	**Effect on the present value of the obligations**
Discount rate	7,45% - 8,45%	Increase of 1 p.p.	reduction	(388,252)
Discount rate	5,45% - 6,45%	Decrease of 1 b.p.	increase	475,824
Medical Inflation	8,95% - 9,99%	Increase of 1 p.p.	increase	112,355
Medical Inflation	6,95% - 7,99%	Decrease of 1 b.p.	reduction	(93,231)

Notes to the Consolidated Financial Statements

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions made during the year ended on December 31, 2019 totalled R$ 997,446 thousand (R$942,427 thousand in 2018).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 6,101,527 thousand during the year ended on December 31, 2019 (R$ 4,550,580 thousand in 2018).

33) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	Years ended December 31 - R$ thousand	
	2019	**2018**
Income before income tax and social contribution	**16,179,340**	**23,946,996**
Total burden of income tax and social contribution at the current rates (Note 3h)	(6,471,736)	(10,776,148)
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	481,412	728,468
Net non-deductible expenses of nontaxable income	673,882	269,917
Interest on shareholders' equity (paid and payable)	2,949,143	3,284,368
Other amounts (1)	8,921,659	1,796,209
Income tax and social contribution for the period	**6,554,360**	**(4,697,186)**

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November 2019; (iii) incentive deductions; and (iv) equalization of the effective rate of non-financial companies in relation to that shown.

b) Breakdown of income tax and social contribution in the statement of income

	Years ended December 31 - R$ thousand	
	2019	**2018**
Current taxes:		
Income tax and social contribution payable	**(7,750,724)**	**(5,927,813)**
Deferred taxes:		
Amount recorded/realized in the period on temporary differences	13,101,758	(444,996)
Use of opening balances of:		
Social contribution loss	(107,984)	(313,223)
Income tax loss	(186,773)	(343,791)
Constitution in the period on:		
Social contribution loss	1,174,988	870,717
Income tax loss	323,095	1,461,920
Total deferred tax assets	**14,305,084**	**1,230,627**
Income tax and social contribution for the period	**6,554,360**	**(4,697,186)**

Notes to the Consolidated Financial Statements

c) Deferred income tax and social contribution

	R$ thousand			
	Balance on 12/31/2018	Amount recognized (1)	Realized / Decrease	Balance on 12/31/2019
Allowance for loan losses	31,425,769	13,341,183	(6,199,140)	38,567,812
Civil provisions	2,218,971	2,325,382	(750,400)	3,793,953
Tax provisions	2,935,174	576,430	(90,893)	3,420,711
Labor provisions	2,380,578	1,888,720	(1,021,112)	3,248,186
Impairment of securities and investments	1,889,028	1,967,811	(1,067,523)	2,789,316
Provision for devaluation of foreclosed assets	665,765	395,334	(227,936)	833,163
Adjustment to fair value of trading securities	2,198,742	1,339,401	(2,191,475)	1,346,668
Amortization of goodwill	360,903	71,723	(22,089)	410,537
Other	2,315,215	4,501,375	(1,735,033)	5,081,557
Total deductible taxes on temporary differences	**46,390,145**	**26,407,359**	**(13,305,601)**	**59,491,903**
Income tax and social contribution losses in Brazil and overseas	6,679,495	1,498,083	(294,757)	7,882,821
Subtotal	**53,069,640**	**27,905,442**	**(13,600,358)**	**67,374,724**
Adjustment to fair value of available-for-sale securities	977,639	9,899	(962,027)	25,511
Total deferred tax assets (Note 3h and 10b)	**54,047,279**	**27,915,341**	**(14,562,385)**	**67,400,235**
Deferred tax liabilities (Note 33e)	**4,120,387**	**4,949,690**	**(999,679)**	**8,070,398**
Deferred tax assets, net of deferred tax liabilities	**49,926,892**	**22,965,651**	**(13,562,706)**	**59,329,837**
- Percentage of net deferred tax assets on capital (Note 31)	**42.3%**			**47.4%**
- Percentage of net deferred tax assets over total assets	**3.9%**			**4.4%**

(1) Includes the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November of 2019.

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2019, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$12,094 thousand, which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand				
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2020	10,006,097	7,878,112	229,659	185,685	18,299,553
2021	8,358,345	6,593,347	278,169	222,356	15,452,217
2022	7,601,503	6,006,360	334,474	266,691	14,209,028
2023	6,201,835	4,896,820	1,127,995	904,025	13,130,675
2024	798,744	489,045	1,869,069	2,188,807	5,345,665
After 2024	367,590	294,105	33,093	242,798	937,586
Total	**33,334,114**	**26,157,789**	**3,872,459**	**4,010,362**	**67,374,724**

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On December 31, 2019, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$64,484,151 thousand (R$50,040,054 thousand in 2018), of which: R$57,223,800 thousand (R$44,038,646 thousand in 2018) of temporary differences; and R$7,260,351 thousand (R$6,001,408 thousand in 2018) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

	On December 31 - R$ thousand	
	2019	2018
Fair value adjustment to securities and derivative financial instruments	4,774,496	1,441,175
Difference in depreciation	237,400	242,571
Judicial deposit and others	3,058,502	2,436,641
Total	**8,070,398**	**4,120,387**

Notes to the Consolidated Financial Statements

34) OTHER INFORMATION

a) Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On December 31 - R$ thousand					
			Unrealized gain/(loss) without tax effects			
	Book value	Fair value	In income statement		In shareholders' equity	
	2019		2019	2018	2019	2018
Securities and derivative financial instruments (Notes 3e, 3f and 7)	609,539,006	621,304,525	23,744,832	8,620,449	11,765,519	7,489,606
- Adjustment of available-for-sale securities (Note 7bII)			11,979,313	1,130,843		
- Adjustment of held-to-maturity securities (Note 7c item 4)			11,765,519	7,489,606	11,765,519	7,489,606
Loan and leases (Notes 2, 3g and 9) (1)	452,941,674	458,060,210	5,118,536	1,410,314	5,118,536	1,410,314
Investments (Notes 3j and 12) (2)	7,290,761	23,796,760	16,505,999	14,043,178	16,505,999	14,043,178
Treasury shares (Note 22d)	440,514	1,126,582	-	-	686,068	548,525
Time deposits (Notes 3n and 15a)	214,765,753	214,561,285	204,468	235,275	204,468	235,275
Funds from issuance of securities (Note 15c)	170,727,563	169,488,129	1,239,434	456,580	1,239,434	456,580
Borrowing and on-lending (Notes 16a and 16b)	51,743,527	51,804,014	(60,487)	(902,988)	(60,487)	(902,988)
Subordinated debts (Note 18)	49,313,508	50,108,020	(794,512)	(438,100)	(794,512)	(438,100)
Unrealized gains excluding tax			**45,958,270**	**23,424,708**	**34,665,025**	**22,842,390**

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev, IRB and Fleury).

Determination of the fair value of financial instruments:

- Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the quoted market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;
- Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and
- Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Notes to the Consolidated Financial Statements

b) The Organization manages investment funds and portfolios with net assets which, on December 31, 2019, amounted to R$1,000,818,236 thousand (R$897,577,143 thousand in 2018).

c) Consortium funds

	On December 31 - R$ thousand	
	2019	2018
Monthly estimate of funds receivable from consortium members	670,865	653,690
Contributions payable by the group	35,317,947	31,570,330
Consortium members - assets to be included	31,268,865	27,468,111
Credits available to consortium members	6,251,300	6,347,845

	On December 31 - In units	
	2019	2018
Number of groups managed	3,537	3,527
Quantity of assets delivered in the period	271,465	259,238
Quantity of total delivered assets	1,937,381	1,665,916
Quantity of active consortium members in the period	419,844	352,557
Quantity of dropouts and cancellations in the period	266,722	239,996
Quantity of total active consortium members	1,616,675	1,503,817
Quantity of total dropouts and cancellations	1,347,640	1,215,599
Quantity of assets pending delivery	119,223	86,568
Default rate	3.79%	4.05%

d) In the year ended on December 31, 2019, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	The calculation basis was made up of Interbank Deposits issued to Leasing Companies.	As from July 15, 2019, the Interbank Deposits issued to Leasing Companies were revoked from the calculation basis.
	The compulsory reserve on long-term funds was 33%, based on the calculation basis defined in regulations.	As from July 15, 2019, the compulsory reserve on long-term resources decreased to 31%, based on the calculation defined in regulations.

e) CMN Resolution No. 3,786/09 and Bacen Circular No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by this Resolution, on March 7, 2019, Bradesco separately published its consolidated financial statements for December 31, 2018 and 2017 on its website, in accordance with IFRS.

f) On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement ("Agreement") with the controlling shareholders of BAC Florida Bank ("BAC Florida"), the bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million.

On September 10, 2019, the Central Bank authorized Bradesco to: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the U.S.; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the U.S., which should be extinguished in the corporate reorganization (merger) to be

Notes to the Consolidated Financial Statements

conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to approval by the competent U.S. regulatory agencies and to compliance with legal formalities.

g) On August 29, 2019, Bradesco announced the launch the Voluntary Severance Program (PDV 2019), with the objective of contemplating employees who contributed significantly to the Organization throughout their career, offering a set of benefits to help them outside the Organization, in addition to optimizing and making the team structure more flexible in the best market standards, in order to obtaining improvements in productivity indicators. The deadline for adhesion to the program was October 31, 2019, and employees who fit the requirements established in the regulations may join freely and spontaneously. On December 31, 2019, the total costs were R$1,819,232 thousand, with 3,418 members. It should be noted that dismissals are taking place on a scheduled basis, comprising in some cases a period of up to six months from the date of adhesion.

h) In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends from profit reserves, in the amount of R$8.0 billion, which represents R$0.948654134 per common share and R$1.043519547 per preferred share.

i) Banco Bradesco announced on November 13, 2019, that its indirect subsidiary Ágora Corretora de Titulos e Valores Mobiliários ("Ágora CTVM") will assume, within 120 days, the operations of non-institutional individuals and legal entities of Bradesco S.A. Corretora de Securities ("Bradesco Corretora"). The centralization of operations took place to consolidate a new investment platform called "Casa de Investimentos", which will offer more product options and facilities for clients to make their investments.

j) Banco Bradesco announced to the market on December 9, 2019, that the Board of Directors approved the payment of complementary interest on equity, on December 30, 2019, in the amount of R$4.2 billion, of which, in gross amounts, R$0.503379600 per common share and R$0.553717560 per preferred share, benefiting shareholders who are registered in the registrations until December 19, 2019.

k) On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. ("Chain") to Almaviva do Brasil Telemarketing e Informática S.A..

l) On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates 2.85% and 3.20% p.a., respectively.

Management Bodies

Base Date January 16, 2020

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
João Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri

Managing Officers
Moacir Nachbar Junior
Renato Ejnisman
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
Rogério Pedro Câmara
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger

Deputy Officers
Glaucimar Peticov
José Ramos Rocha Neto
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Edilson Wiggers
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcelo Frontini
Marcelo Santos Dall'Occo
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Oswaldo Tadeu Fernandes
Paulo Eduardo Waack
Roberto Medeiros Paula
Vinicius Urias Favarão
Waldemar Ruggiero Júnior

Officers
Albert Adell Roso
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Edmir José Domingues
Gilvandro Matos Silva
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
* Juliano Ribeiro Marcílio
* Júlio Cesar Joaquim
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
* Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
* Rubia Becker
Ruy Celso Rosa Filho
Vasco Azevedo
Victor Rosa Marinho de Queiroz

Regional Officers
Alberto do Nascimento Lemos
Almir Rocha
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Francisco Henrique França Fernandes
Geraldo Dias Pacheco
João Pedro da Silva Villela
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Osmar Sanches Biscuola
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Milton Matsumoto - Coordinator
Paulo Roberto Simões da Cunha – Financial Specialist
Wilson Antonio Salmeron Gutierrez
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Glaucimar Peticov
Clayton Camacho
Edilson Wiggers
Nairo José Martinelli Vidal Júnior
Renata Geiser Mantarro
Vinicius José de Almeida Albernaz

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Octavio de Lazari Junior
Josué Augusto Pancini
Maurício Machado de Minas
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Vinicius José de Almeida Albernaz
Marlos Francisco de Souza Araujo

Risk Committee
Alexandre da Silva Glüher - Coordinator
Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano

Succession Planning and Nomination Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
André Rodrigues Cano - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Eurico Ramos Fabri
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
Glaucimar Peticov
Leandro de Miranda Araujo
Oswaldo Tadeu Fernandes

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Antonio José da Barbara
Carlos Wagner Firetti
Marcelo Santos Dall'Occo
Marcos Aparecido Galende
Oswaldo Tadeu Fernandes
Antonio Campanha Junior
Vinicius José de Almeida Albernaz

Fiscal Council

Sitting Members
Ariovaldo Pereira - Coordinator
Domingos Aparecido Maia
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia
Walter Luis Bernardes Albertoni

Deputy Members
João Batista de Moraes
Nilson Pinhal
Renaud Roberto Teixeira
Genival Francisco da Silva
Reginaldo Ferreira Alexandre

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Oswaldo Tadeu Fernandes
Accountant – CRC 1SP271968/O-5

* Process in the process of homologation by the Central Bank.

Independent Auditors' Report on the Consolidated Financial Statements

Independent Auditors´ Report on Consolidated Financial Statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated balance sheet as of December 31, 2019 and the respective consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of December 31, 2019, the consolidated performance of its operations and its respective consolidated cash flows, for the year then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the "*The Auditors' responsibilities for the audit of the consolidated financial statements*" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Allowance for doubtful accounts

As disclosed in Notes 3g and 9, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the Consolidated Financial Statements, is R$ 36,640,425 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economic sector, collateral characteristics, and the other factors and assumptions described in CMN Resolution No. 2.682/99, with rating "AA" being the minimum risk level, and "H" the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The loans classification into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco's best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a significant matter in our audit.

How our audit approached this matter

We evaluate the design and operating effectiveness of the key internal controls related to the approval processes, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluate, on a sample basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2.682/99, related to the determination of the allowance for doubtful accounts. We also evaluated the disclosures made in the consolidated financial statements, included in Notes 3g and 9.

Independent Auditors' Report on the Consolidated Financial Statements

Based on the evidence obtained from the procedures summarized above, we considered adequate the amount of the allowance for doubtful accounts, as well as the respective disclosures of Bradesco, in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2019.

Measurement and evaluation of derivative financial instruments and securities
As disclosed in the Notes 3e, 3f, 7 and 34a, derivative financial instruments amount to R$ 14,511,190 thousand (assets) and R$ (14,244,083) thousand (liabilities) and securities amount to R$ 595,027,816 thousand. For the financial instruments measured at market value, whose market prices or parameters are not observable, the determination of market values is subject to a high level of uncertainty, according as Bradesco performs significant judgments to estimate these values. In addition, financial assets classified as "Available for Sale" and "Held to Maturity" are also evaluated as indications of evidence of impairment losses, which also involves a high level of judgment in their determination. Therefore, we consider the measurement of the market value and assessment of indicators of evidence of impairment losses of these financial instruments as a significant matter in our audit.

How our audit approached this matter
We evaluate the design and operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments, which market price measurement parameters are not observable, we evaluate, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used. Additionally, we recalculate, on a sample basis, the market value of these financial instruments, as well as analyze the policies and criteria related to indications of evidence of impairment losses. Our procedures also included the evaluation of the Bradesco´s disclosures in the consolidated financial statements described in Notes 3e, 3f, 7 and 34a.

Based on the evidence obtained from the procedures summarized above, we considered adequate the market value measurement of financial instruments, the evaluation of indicators of impairment losses and respective disclosures in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2019.

Provisions and contingent liabilities - tax, civil and labor
As described in Notes 3p and 17, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements amounts to R$ 8,390,085 thousand, R$ 8,685,793 thousand, and R$ 7,346,067 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco's professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, disclosures related to Provisions and Contingent Liabilities as well as the compliance with laws and regulations, we consider this as a significant matter in our audit.

How our audit approached this matter
Our audit procedures included the evaluation of the design and operating effectiveness of the key internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. We evaluated the sufficiency of the recognized tax, civil and labor provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. In addition, with the support of our legal experts, we evaluated the likelihood of unfavorable outcome and the documentation and information related to the main tax and civil matters involving Bradesco. We also evaluated whether the disclosures in the consolidated financial statements are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate the estimate made by the Bradesco of the tax, civil and labor provisions and contingent liabilities of Bradesco, as

Independent Auditors' Report on the Consolidated Financial Statements

well as the respective disclosures in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2019.

Expected realization of deferred tax assets
The consolidated financial statements include deferred tax assets in the amount of R$ 67,400,235 thousand (Note 33c) which realization is based on estimates of future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions. As described in Note 3h, Bradesco evaluates, at least when the preparation of the financials, the assumptions and estimates of taxable profit and growth rates. Due to the degree of judgment inherent in the determination of these estimates and the potential impact that eventual changes in the assumptions could cause in the expected realization of deferred tax assets, we consider that this area is relevant to our audit.

How our audit approached this matter
Our audit procedures included the evaluation of the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of the capacity of realization of deferred tax assets. We evaluate the reasonableness and consistency of the data used for preparing the technical studies and the assessment of the capacity of realization of deferred tax assets. In addition, we test the mathematical calculations included in the technical studies of realization of respective deferred tax assets. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement, the record and the evaluation of deferred tax assets and the respective disclosures in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2019.

Impairment of intangible assets
The consolidated financial statements include intangible assets, which comprise goodwill on acquisitions in the amount of R$ 4,864,316 thousand and other intangible assets in the amount of R$ 4,487,898 (Note 14) which realization is based on projections of future results, business plans and budgets prepared by Bradesco related to cash generating units (CGU) and which are supported by several economic and business assumptions. As described in Notes 3l and 3m, Bradesco evaluates, at least yearly, the assumptions and estimates of profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections and the indications of evidence of impairment losses of the assets. Due to the degree of judgment inherent in the determination of these estimates and the potential impact that eventual changes in the assumptions could cause in the consolidated financial statements, we consider that this area is relevant to our audit.

How our audit approached this matter
Our audit procedures included the evaluation of the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators of impairment of intangible assets. In addition, on a sample basis, we evaluate with the technical support of our corporate finance specialists the reasonability and the consistence of data and assumptions used on this evaluation. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement, the record and the evaluation of recoverable amounts of the assets and the respective disclosures in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2019.

Technical Provisions – Insurance and Pension Plans
As mentioned in Notes 3o and 20, Bradesco has liabilities related to insurance contracts and pension plans denominated Technical Provisions, in the amount of R$ 265,927,106 thousand, which includes, among others, the following provisions: Provisions for Incurred and Unreported claims (IBNR) in the amount of R$ 10,560,201 thousand, Mathematical Provisions of Benefits to be Granted - Insurance in the amount of R$ 1,462,699 thousand, Mathematical Provisions of Benefits Granted in the amount of R$ 410,410 thousand, Provisions for Premiums Insufficiency (PIP) in the amount of R$ 1,925,656 thousand, Provisions for Related Expenses in the amount of R$ 743,992 thousand and Other Technical Provisions in the amount of R$ 1,647,054 thousand. Provisions identified above, as well as the liability adequacy test, requires judgment in the selection of methodologies and assumptions which includes, among others, expectations of loss ratio, longevity, persistency, interest rates and medical costs. Due to the relevance of Technical Provisions and the impact that

Independent Auditors' Report on the Consolidated Financial Statements

eventual changes in assumptions used in the calculation of the technical provision and in the liability adequacy test would have in the consolidated financial statements, we consider this matter relevant to our audit.

How our audit approached this matter
On a sample basis, we tested the design and operating effectiveness of the significant internal controls related with the processes of calculation and measurement of the above mentioned Technical Provisions and the Liability Adequacy Test. With the technical support of our actuarial specialists, we evaluate the methodologies, the consistency of data and reasonability of the assumptions, such as expectations of loss ratio, longevity, expectation of permanence, interest rates and medical costs used for measuring the Technical Provisions and the Liability Adequacy Test, as well as, on a sample basis, the recalculation of the technical provisions and the liability adequacy test. In addition, we test the data used in the actuarial calculations. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements, in special the disclosure to financial instruments asset offered to cover the Technical Provisions.

Based on evidence obtained from the procedures summarized above, we considered adequate the level of provision and the respective disclosures in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2019.

Application controls and information technology general controls
Bradesco has a technological structure as well as a technology investment plan for conducting its business. The technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technological systems, the high daily volume of processed transactions and the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit approached this matter
We analyze the design, the implementation and the operating effectiveness of access key controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems, considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2019.

Other matters

Statement of added value
The consolidated statement of added value for the year ended December 31, 2019, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion,

Independent Auditors' Report on the Consolidated Financial Statements

these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the year ended December 31, 2019 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated February 04, 2020.

Other information that accompany the consolidated financial statements and the auditor report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

Independent Auditors' Report on the Consolidated Financial Statements

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current year, and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, February 04, 2020

KPMG Auditores Independentes

CRC 2SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Accountant CRC 1SP214007/O-2

Audit Committee Report Summary

To the Board of Directors of the

BRADESCO ORGANIZATION

- **PRESENTATION**

The Statutory Audit Committee is a Body of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, governed by Resolution No. 3,198/2004, of the National Monetary Council (CMN), and other applicable regulations, among which is Law No. 6,404/76 – *Lei das S/A* (Corporation Law) and the Sarbanes-Oxley Act – for Companies registered in the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, possessing its own Internal Regulation, available on the website www.bradesco.com.br/ri, Corporate Governance area.

The committee has the purpose of advising the Board of Directors on the exercise of its duties, acting primarily regarding (i) the quality, transparency and integrity of the individual and consolidated financial statements; (ii) the effectiveness of internal controls to mitigate the risks in relevant processes; and (iii) the assurance of the independence and quality of the work of Independent and Internal Audits.

It is the responsibility of the Management and of the Independent Audit to ensure that the individual or consolidated financial statements of the Bradesco Organization are complete and accurate, and are presented in accordance with the practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Audit Committee is composed of the Board of Directors' Member, Milton Matsumoto (coordinator), and four (4) other members – Paulo Roberto Simões da Cunha (financial specialist), Wilson Antonio Salmeron Gutierrez, Paulo Ricardo Satyro Bianchini and José Luis Elias. All the members meet the independence criteria set out in the current legislation.

- **DUTIES AND RESPONSIBILITIES**

  - **Management of Banco Bradesco and its Affiliated Companies**

The Management is responsible: (i) for the definition and implementation of processes and procedures in order to collect data for the preparation of the financial statements, in compliance with the corporate legislation, with the accounting practices adopted in Brazil, in addition to those issued by the International Accounting Standards Board (IASB), of normative acts relevant to the Securities and Exchange Commission (CVM) and, due to Banco Bradesco being listed on the New York Stock Exchange, of the standards established by the Securities and Exchange Commission (SEC) and by the Sarbanes-Oxley Act (SOx); (ii) for preparing and ensuring the integrity of financial statements, managing risks, maintaining an effective system of internal controls and ensuring compliance with the activities in accordance with the legal rules and regulations, and (iii) for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction in acceptable levels of risk factors.

  - **Internal Audit**

Area directly subordinate to the Board of Directors. It responds by conducting periodic assignments, focused on the main risks, evaluating, wide and independently, the actions of management of these risks and the adequacy of internal controls and governance, contemplating the areas and activities that have risks that are more sensitive to the operations and strategy of the Bradesco Organization.

In accordance with the existing regulations, the Audit Committee and the Board of Directors are responsible for approving the Regulation, the Work Plan and the Annual Report on the Activities of the Internal Audit.

Audit Committee Report Summary

- **Independent Audit**

KPMG Auditores Independentes (KPMG) is responsible for the audit of the annual financial statements published and for the revision of the quarterly information (ITRs) filed with the CVM, issuing reports that reflect the results of their verifications and present their independent opinion regarding the reliability of the financial statements in relation to the practices adopted in Brazil, issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), besides the adherence to the standards of the CVM, precepts of the Brazilian corporation law and North American regulations applicable to Banco Bradesco.

- **Risk Monitoring – Internal Controls**

The Department of Risk Management (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the integrated vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization.

The stated strategic management comprises the System of Internal Controls in the Bradesco Organization, activities exercised by the Independent Unit of the commercial areas. During the fiscal year of 2019, we followed up the work focused on the evaluation of the adherence of the System of Internal Controls and in the identification, monitoring and management of the more relevant risks to which the Organization is exposed.

- **Compliance**

The Department of Compliance, Conduct and Ethics (DCCE) is responsible for supporting the Board of Directors, the Audit Committee and the Board of Executive Officers in conducting a Program of Corporate Conduct (Compliance), which consists in the compliance with the internal and external laws and regulations, aligned with the Organization's strategy and its social surroundings.

It is also responsible for establishing standards and subsidizing the Areas in compliance with the issues related to integrity, conflict of interests, ethics, and corporate / competitive / anti-corruption conducts.

- **Customer Call Center (SAC)**

The monitoring of the performance of the Organization against the Rankings of Complaints is of competence of the Ombudsmen of Banco Bradesco and the Grupo Bradesco Seguros, reporting the main events, contributing with changes to the practices and routines to meet the expectations of clients and users.

To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsmen interact with the Dependencies and Affiliated Companies, in addition to interacting with the Regulatory Agencies and those of Consumer Rights and Protection.

The Audit Committee holds semiannual meetings with the Ombudsman Area (Bradesco and Grupo Bradesco Seguros).

Audit Committee Report Summary

- **SUMMARY OF ACTIVITIES – FISCAL YEAR OF 2019**

The Committee has participated in 319 meetings, especially those with the Board of Directors, Fiscal Council, with executives from the areas of Business, Information Technology, Internal Control, Compliance and Risk Management, with the Internal and Independent Audit, and with the Central Bank of Brazil (Bacen) and the Superintendence of Private Insurance (Susep). The meetings, duly formalized in Minutes, are presented as:


By Institutions
Authorized to operate by Bacen (Central Bank of Brazil) 244 Meetings
78%
6%
Area of Health 26 Meetings
16%
Areas of Insurance, Pension and Capitalization 49 Meetings


By Lines of Defense
54.2%
12.1%
14.0%
16.0%
3.7%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
Executive: Board of Directors/Fiscal Council and Audit Committee

In the scope of Continuing Education, the members of the Committee participated in congresses, seminars and refresher, technical/professional development courses, which totaled 284 hours in the fiscal year of 2019.

The Work Plan of the Audit Committee, for the period mentioned, had as its focus the main processes and products inherent to the business of the Bradesco Organization. Among the aspects considered most relevant, we highlight:

Audit Committee Report Summary

- **Allowance for Loan Losses:** impairment – loans and advances portfolio, including guarantees, sureties and debentures;
- **Fair value of financial instruments**: measuring the fair value of derivative instruments, available-for-sale securities and trading, and their impacts when IFRS 9 is applied;
- **Provisions and Contingent Liabilities:** integrity of the database, criteria adopted for the accounting provisions and their respective sufficiency;
- **Recoverable value of assets – Tax Credits and Premiums**: achievement supported by assumptions and estimates of future profitability based on the business plan and budget prepared by the Management;
- **Technical Provisions from Insurance, Pension Plans and Capitalization:** premises in adherence to the Actuarial Technical Notes and Pledged Assets (linked to bonds and securities);
- **Relationship with Clients:** regulatory compliance in meeting the consumer service standards: Customer Service (SAC/Ombudsman), Prevention of Money Laundering (PLD) and the Concentration Agreement – Administrative Council for Economic Defense (CADE), Central Bank of Brazil (Bacen), and the Protection and Consumer Rights Program (Procon): commitment signed at the time of acquisition of HSBC;
- **Management of loan portfolios**: evolution of different loan portfolios in the face of the economic framework, renewals, recoveries and concessions of new credits;
- **Compliance**: effectiveness of structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business;
- **Prevention of Money Laundering and Terrorism Financing:** continuous improvement in the management of the Prevention of Money Laundering process based on the results of the regular inspections of the Internal and External Bodies, in the best practices of management (methodologies, tools and people) and in the adoption of a hybrid centralized model, allowing the work of Corporate Security, the current manager of the theme of Prevention of Money Laundering in the Bradesco Organization, to be conducted with a centralized view of analysis and clearance considering the higher risk financial transactions occurring in the business deals and in current accounts;
- **Internal Control System:** effective action of the first three lines of defense, as to the responsibility of each one in the improvement of the controls adopted, aiming to mitigate the risks inherent to the business processes;
- **Applications and information technology general controls:** change management, security (logical and physical), computing operation and register, incident analysis and resolution and problems;
- **Cyber Security Process:** continuous follow-up of security measures, mitigating the associated risks; and
- **Technology Innovation:** Open Banking, Startups, Fintechs etc.

- **Internal Audit**

To allow the effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to the regulations in force, the Audit Committee received information of the highlights of the work carried out, by means of reports and executive overviews, and periodic meetings were also part of the work of the Audit Committee with the Internal Audit.

Audit Committee Report Summary

Upon acknowledgement of the focal points and recommendations, the Audit Committee has followed the remedial measures taken by the Management with the areas audited.

Annually, the function of Internal Audit is submitted to a process of technical evaluation conducted by the Committee, whose results are discussed with the Board of the Internal Audit. This practice of evaluation is one of the important items in the maintenance of the Quality Certification Program of the Institute of Internal Auditors (IIA), which envisages the continuous improvement of the management of the processes in this Area and in the adoption of best practices (methodologies, tools and management).

It is a relevant fact that the Internal Audit obtained in the fiscal year of 2019, from the entity IIA, their "Quality Recertification".

The Internal Audit has responded adequately to the demands of the Audit Committee and to the needs and requirements of the Organization and the Regulatory Agencies.

- **Independent Audit**

With respect to the Audits of the Financial Statements of Banco Bradesco and Affiliated Companies performed in the fiscal year of 2019, conducted by KPMG Auditores Independentes (KPMG), the teams responsible for the assignment presented, in a timely manner, the results and main conclusions to the Audit Committee.

The highlight is the procedure of this Committee, upon acknowledging the relevant aspects involving the evaluation of the accounting systems and internal controls, drawn up in connection with the audits of the Financial Statements, to monitor the implementation of the respective recommendations for the improvement of processes, systems and risk mitigation.

The Audit Committee has evaluated the proposals presented by KPMG to perform Other Services, in relation to the verification of the absence of conflicts of interest or risk of loss of independence.

Based on the planning submitted by the Independent Auditors, in subsequent discussions about the results of the assignments and the formal process of "Technical Evaluation of the Independent Audit", **the Committee considers that the assignments were adequate to the business of the Organization.**

- **Monitoring: Risks, Internal Controls and Compliance**

In the meetings in the fiscal year of 2019 with the area responsible for the Integrated Control of Risks (DCIR) and other correlated departments of the Bradesco Organization, issues regarding the Matrix of Corporate Risks were dealt with.

For the Market Risks and Liquidity, weekly, the Audit Committee, through the reports received, monitors the results of the "trading" portfolio and the limits established by governance for the corresponding Value at Risk (VARs), Liquidity Coverage Ratio (LCR) and Minimum Liquidity Reserve (RML) – Securities Brokers and Grupo Bradesco Seguros. The main exposures in currencies, indexes and assets are also reported to the Audit Committee, including the "Banking" Portfolio with the correspondent Economic Value of Equity (ΔEVE).

For the Credit Risks, monthly, the Committee meets with the area of Integrated Control of Risks in order to assess the evolution of the main Loan Portfolios, delinquency levels by individuals, legal entities and their respective Segments, as well as by modalities and sectors of the economy. In these meetings, verifications are made as to the sufficiency of provision, concentration levels and approaches for credit recovery.

The Audit Committee monitored the work of the Department of Integrated Control of Risks (DCIR), in the evaluation of adherence to the Internal Control System and in the identification, monitoring, and management of the more relevant risks.

Audit Committee Report Summary

Extensive follow-up of the activities and results of the assignments of the Department of Compliance, Conduct and Ethics (DCCE).

The evaluations were completed at the time of the meetings with the various business and control areas, with the Independent and Internal Audits, in the monitoring of the main processes, and Management's commitment to act to mitigate risks, and in the continuous improvement of the associated internal controls.

Assumptions that allow the Audit Committee to recognize that the activities carried out in the context of Risks, Compliance and Corporate Internal Control System are properly routed, considering the size and complexity of the Organization and record as positive, the efforts that have been made to guarantee the efficiency of its operations, of information that generate the financial reports, as well as the compliance with internal and external standards to which the transactions are subjected.

- **Customer Call Center (SAC)**

In the meetings of the Ombudsman area (Bradesco and Grupo Bradesco Seguros) with the Audit Committee, specific situations of complaints via the various Whistle Blowing Channels available were addressed. Details presented regarding the current standardized and practiced procedures in disagreement to such guidelines, with a record of actions sent to Business managers involved with the theme of rectifying such anomalies, which allow, corporately, the improvement of processes and the acculturation of Areas in the marketing of products and services of the Bradesco Organization.

- **Financial Statements of Banco Bradesco and Affiliated Companies**

The Committee met with the areas of General Accounting (CG), Controllership, Internal Audit (IGL) and Independent Audit (KPMG) to assess the financial statements, the occasion in which the aspects of preparation of balance sheets and individual and consolidated balance sheets, the explanatory notes and the financial reports published were verified.

The accounting practices adopted were also examined, in accordance with the regulations in Brazil, including those issued by the responsible supervisory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Supplementary Health Agency (ANS). The Committee reviewed the procedures for the preparation and disclosure of the consolidated financial statements prepared in accordance with standards issued by the International Accounting Standards Board (IASB).

Before the disclosure of the Quarterly Information (ITRs) and the Annual Balance Sheet of December 31, 2019, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

The recommendation of the Audit Committee for the Grupo Bradesco Seguros (GBS) regarding the choice of the company responsible for the Actuarial Audit, according to the provisions of CNSP Resolution No. 321/2015, was maintained. Such audit company shall be different than the one responsible for the Financial Statements Audit. The provision of such service by the entity Ernst Young was renewed.

Also, by recommendation of the Audit Committee, the main joint-stock companies in the Bradesco Conglomerate and the Grupo Bradesco Seguros in their Consolidated, published their Financial Statements together with the audit reports, including the Key Audit Matters (PAAs).

The Audit Committee held a semiannual meeting with the Board of Directors and the Fiscal Council, **at which time it presented the results of the work of its activities.**

Audit Committee Report Summary

- **CONCLUSION**

Based on the work, evaluations, reviews, and discussions mentioned above, and taking into account the context and scope of its duties, the **Audit Committee on recognizing that all the relevant issues that they were presented with are adequately disclosed in the Financial Statements and Financial Reports for the Balance Sheet ended on December 31, 2019**, accompanied by the Report of the Independent Auditors issued with no exceptions, **recommends to the Board of Directors the approval of the mentioned Financial Statements**.

Cidade de Deus, Osasco, SP, February 4, 2020.

MILTON MATSUMOTO

(Coordinator)

PAULO ROBERTO SIMOES DA CUNHA

(Financial Specialist)

WILSON ANTONIO SALMERON GUTIERREZ

(Member)

PAULO RICARDO SATYRO BIANCHINI

(Member)

JOSÉ LUIS ELIAS

(Member)

Fiscal Council Report

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco) related to the fiscal year ended on December 31, 2019, and, based on: (i) the Independent Auditors' Report on that date; (ii) the meetings with Independent Auditors; (iii) the reports of the Bradesco's Audit Committee; (iv) the document analysis and heavy flow of information received; and (v) the regular meetings with managers of Bradesco's various areas, came to the conclusion that the stated documents examined reflect the assets, financial status and activities developed by Bradesco during the fiscal year ended on December 31, 2019, supporting the Audit Committee's opinion that the internal control is appropriate to the size and complexity of the business, which is structured around internal and external regulations and supported by systems that allow for financial reports, aiming to ensure operational efficiency.

In view of the report, the Fiscal Council's members are of the opinion that the stated documents examined are ready to be reviewed by the shareholders at the next Bradesco's Annual Shareholders' Meeting.

Cidade de Deus, Osasco, SP, February 4, 2020.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

Walter Luis Bernardes Albertoni

Ivanyra Maura de Medeiros Correia

For further information, please contact:

Leandro Miranda
Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti
Market Relations Department
Phone: (11) 2194-0922
investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor
Osasco-SP
Brazil
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